                                               FILED PURSUANT TO: RULE 424(B)(3)
                                               REGISTRATION STATEMENT: 333-16683



                               LYKES ENERGY, INC.
                            111 EAST MADISON STREET
                              TAMPA, FLORIDA 33602

                                                               November 27, 1996

Dear Shareholder:

     Enclosed please find the Prospectus/Proxy Statement relating to the solicitation of written consents to approve certain actions in lieu of holding a special meeting of the shareholders of Lykes Energy, Inc. ("LEI"). The LEI Board of Directors is asking that you return your consents to approve and adopt the Agreement and Plan of Merger dated as of November 21, 1996 (the "Merger Agreement"), which provides for the merger of LEI with and into TECO Energy, Inc. ("TECO") or, subject to certain conditions, with a wholly-owned subsidiary of TECO (the "Merger"). Under the terms of the Merger Agreement and based on the number of shares of LEI common stock outstanding on the date of this letter, each outstanding share of common stock of LEI will be converted into the right to receive between 10.3 and 12.6 shares of TECO common stock, depending on the average of the closing prices of TECO common stock on the New York Stock Exchange during a specified period ending prior to the effective date of the Merger. The Merger Agreement and financial and other information concerning the business of TECO and LEI are included in the enclosed Prospectus/Proxy Statement. Please review the Prospectus/Proxy Statement carefully. Additionally, you are being asked to consent to a proposal to approve certain payments and benefits under employment and severance agreements with officers and certain other key employees of LEI that would otherwise be subject to reduction to avoid adverse tax treatment.

     The LEI Board of Directors has fixed the close of business on November 22, 1996 as the record date for determining the shareholders entitled to consent to the foregoing proposed actions.

     Under Florida law, LEI shareholders have certain dissenters' rights of appraisal in connection with the Merger. LEI shareholders desiring to exercise dissenters' rights must not submit an affirmative consent to approve the Merger Agreement. See "CONSENT SOLICITATION -- Dissenters' Rights" in the enclosed Prospectus/Proxy Statement for details on the mechanics of exercising dissenters' rights.

     The Board of Directors believes that the Merger is in the best interest of the shareholders of LEI and has unanimously approved the Merger Agreement. In arriving at its decision, the Board considered a number of factors, including an opinion from its financial advisor, CS First Boston Corporation, that the consideration to be received in the merger by LEI shareholders is fair from a financial point of view. The Board recommends that you take action FOR adoption of the Merger Agreement and approval of the payments and benefits under the employment and severance Agreements. In considering these recommendations, you should review carefully all the information contained in the enclosed Prospectus/Proxy Statement.

     We appreciate the loyalty and support our shareholders have demonstrated over the years. We hope that you will continue this support by providing your consent FOR the proposals now. The affirmative action of the holders of a majority of the outstanding shares of LEI common stock is required to approve and adopt the Merger Agreement, so failure to consent will have the same effect as a vote against the Merger Agreement. The affirmative action of the holders of 75% of the shares of LEI common stock is required to approve the proposal regarding the employment and severance agreements in order to avoid certain adverse tax consequences. For this purpose, shares actually or constructively owned by or for the individuals entitled to payments under these agreements are not counted. Accordingly, we urge you to complete, sign and date the enclosed consent card and return it in the enclosed return envelope. Your vote is important.

                                          Sincerely,

                                          Tom L. Rankin
                                          Chairman and Chief Executive Officer

                         PROSPECTUS AND PROXY STATEMENT

            LYKES ENERGY, INC.                                TECO ENERGY, INC.
         111 EAST MADISON STREET                          702 NORTH FRANKLIN STREET
           TAMPA, FLORIDA 33602                              TAMPA, FLORIDA 33602
              (813) 273-0074                                    (813) 228-4111
             PROXY STATEMENT                                      PROSPECTUS
 FOR SOLICITATION OF WRITTEN CONSENTS OF                COMMON STOCK, $1.00 PAR VALUE
               SHAREHOLDERS

     This Prospectus/Proxy Statement relates to the proposed merger of Lykes Energy, Inc. ("LEI"), a Florida corporation, with and into TECO Energy, Inc. ("TECO"), a Florida corporation, or, subject to certain conditions, with a wholly-owned subsidiary of TECO, pursuant to the Agreement and Plan of Merger dated November 21, 1996 between TECO and LEI (the "Merger Agreement"). The merger contemplated by the Merger Agreement is referred to herein as the "Merger."

     As a result of the Merger, (i) each share of common stock, $.10 par value per share, of LEI ("LEI Common Stock") outstanding immediately prior to the effective time of the Merger (other than LEI Common Stock held directly or indirectly by LEI and shares for which dissenters' rights have been properly exercised) will be converted into the right to receive between 10.3 and 12.6 shares of common stock, $1.00 par value per share, of TECO ("TECO Common Stock"), depending on the average of the closing prices of TECO Common Stock on the New York Stock Exchange (the "NYSE") during a twenty consecutive trading day period ending on the third trading day prior to the closing of the Merger (the "Merger Consideration").

     This Prospectus/Proxy Statement is being furnished to holders of LEI Common Stock in connection with the solicitation by the LEI Board of Directors (the "LEI Board") of written consents (the "Consents") in lieu of a special meeting of LEI shareholders (i) to approve and adopt the Merger Agreement and (ii) to approve a proposal to make certain payments and provide other benefits under employment and severance agreements with officers and certain other key employees of LEI that would otherwise be subject to reduction to avoid adverse tax treatment. This Prospectus/Proxy Statement and the accompanying form of Consent are first being mailed to shareholders of LEI on or about November 27, 1996.

     This Prospectus/Proxy Statement also constitutes a prospectus of TECO with respect to up to 13,483,146 shares of TECO Common Stock issuable pursuant to the Merger Agreement in exchange for currently outstanding shares of LEI Common Stock. It is a condition to consummation of the Merger that the shares of TECO Common Stock issuable pursuant to the Merger be approved for listing on the NYSE, subject to official notice of issuance.

     On November 20, 1996, the closing price of TECO Common Stock, as reported on the NYSE, was $24.75.

     Under Florida law, LEI shareholders have certain dissenters' rights of appraisal in connection with the Merger. LEI shareholders desiring to exercise dissenters' rights must not submit an affirmative consent to approve the Merger Agreement. See "CONSENT SOLICITATION -- Dissenters' Rights" for details on the mechanics of exercising dissenters' rights.

     In connection with executing the Merger Agreement, LEI granted TECO an option to purchase 212,664 shares of LEI Common Stock at a price per share of $280.72. TECO's right to exercise such option is subject to the occurrence of certain termination events under the Merger Agreement as described herein.
                            ------------------------

       THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS NOVEMBER 27, 1996.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING AND SOLICITATION MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT OR A SOLICITATION OF A CONSENT IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR CONSENT SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS/PROXY STATEMENT SHALL CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TECO OR LEI SINCE THE DATE OF THIS PROSPECTUS/PROXY STATEMENT OR THAT THE INFORMATION IN THIS PROSPECTUS/PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES HEREOF OR THEREOF.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................   1
INTRODUCTION..........................................................................  11
CONSENT SOLICITATION..................................................................  11
  Consent Procedure...................................................................  11
  Record Date; Outstanding Securities.................................................  12
  Proposals in the Consent............................................................  12
  Dissenters' Rights..................................................................  13
  Further Information.................................................................  14
THE MERGER............................................................................  15
  General.............................................................................  15
  Background of the Merger............................................................  15
  TECO's Reasons for the Merger.......................................................  17
  LEI's Reasons for the Merger........................................................  17
  Opinion of LEI's Financial Advisor..................................................  18
  Manner and Basis of Converting Shares...............................................  23
  Escrow Agreement; Indemnification...................................................  24
  Interests of Certain Persons in the Merger..........................................  24
  Effective Time......................................................................  25
  Resales of TECO Common Stock........................................................  25
THE MERGER AGREEMENT..................................................................  25
  Representations, Warranties and Covenants...........................................  25
  Conditions of Merger................................................................  27
  Termination.........................................................................  27
  Waiver and Amendment................................................................  28
  No Solicitation.....................................................................  28
  Termination Fees....................................................................  28
  Stock Option Agreement..............................................................  29
  Escrow and Indemnity................................................................  30
  Disposition of Certain Assets.......................................................  30
CERTAIN OTHER MATTERS RELATING TO THE MERGER..........................................  30
  Regulatory Matters..................................................................  30
  Merger of PGS into Tampa Electric...................................................  31
  Lykes-Duke/Louis Drefus, Ltd........................................................  31
  Expenses............................................................................  31
  Accounting Treatment................................................................  31
  Certain Credit Agreements...........................................................  31
  Management after the Merger.........................................................  32
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................................  39
  Tax Treatment of LEI and TECO.......................................................  39
  Tax Consequences to LEI's Shareholders..............................................  39
DESCRIPTION OF TECO...................................................................  40
TECO SHARE OWNERSHIP..................................................................  40
DESCRIPTION OF TECO COMMON STOCK......................................................  42
  Common Stock........................................................................  42
  Rights..............................................................................  42

                                                                                        PAGE
                                                                                        ----
DESCRIPTION OF LEI....................................................................  43
  Overview............................................................................  43
  Business Strategy...................................................................  44
  Energy Marketing....................................................................  45
  Risk Management Activities..........................................................  49
  Procurement and Distribution........................................................  50
  Joint Ventures or Partnerships......................................................  51
  Competition.........................................................................  52
  Regulation..........................................................................  53
  Pricing.............................................................................  53
  Environmental Matters...............................................................  55
  Operational Risks and Insurance.....................................................  55
  Employees...........................................................................  56
  Litigation..........................................................................  56
  Offices.............................................................................  56
  Market for Capital Stock; Dividends.................................................  57
LEI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................  58
  General.............................................................................  58
  Income Taxes........................................................................  58
  Significant Market Factors..........................................................  58
  Seasonality.........................................................................  59
  Effects of Inflation................................................................  59
  Results of Operations...............................................................  60
  Liquidity and Capital Resources.....................................................  63
LEI SHARE OWNERSHIP...................................................................  66
COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK AND LEI COMMON STOCK.............  67
LEGAL OPINIONS........................................................................  69
EXPERTS...............................................................................  69
FINANCIAL ADVISORS....................................................................  70
SOLICITATION COMPENSATION.............................................................  70
AVAILABLE INFORMATION.................................................................  70
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................  71
INDEX TO LEI CONSOLIDATED FINANCIAL STATEMENTS.....................................    F-1
ANNEX I    -- Agreement and Plan of Merger
ANNEX II   -- Opinion of CS First Boston Corporation
ANNEX III  -- Provisions of the Florida Business Corporation Act Relating to Action
              by Shareholders without a Meeting
ANNEX IV   -- Provisions of the Florida Business Corporations Act Relating to
              Rights of Dissenting Shareholders
ANNEX V    -- TECO's Annual Report on Form 10-K for the Year ended December 31,
              1995
ANNEX VI   -- TECO's Quarterly Report on Form 10-Q for the Quarter ended March 31,
              1996
ANNEX VII  -- TECO's Quarterly Report on Form 10-Q for the Quarter ended June 30,
              1996
ANNEX VIII -- TECO's Quarterly Report on Form 10-Q for the Quarter ended September
              30, 1996

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus/Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in or incorporated by reference in this Prospectus/Proxy Statement and the exhibits attached hereto. You are urged to carefully read this Prospectus/Proxy Statement and the exhibits hereto in their entirety. As used in this Prospectus/Proxy Statement, unless otherwise required by the context, the term "TECO" means TECO Energy, Inc. and its consolidated subsidiaries and the term "LEI" means Lykes Energy, Inc. and its consolidated subsidiaries. Capitalized terms used herein without definition are, unless otherwise indicated, defined in the Merger Agreement and used herein with such meanings.

                         SUMMARY BUSINESS DESCRIPTIONS

TECO

     TECO is a holding company whose largest subsidiary, Tampa Electric Company, is an electric utility serving West Central Florida. TECO's other subsidiaries engage in energy-related businesses. The principal executive offices of TECO, a Florida corporation, are located at TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, and its telephone number at such offices is (813) 228-4111.

LEI

     LEI is a holding company whose two largest subsidiaries are engaged in the businesses of selling and distributing natural gas and propane gas, respectively. The principal executive offices of LEI, a Florida corporation, are located at 111 East Madison Street, Tampa, Florida 33602, and its telephone number at such offices is (813) 273-0074.

                      CONSENT IN LIEU OF A SPECIAL MEETING

DATE OF MAILING

     The Consents are being mailed on or about November 27, 1996, from the principal executive offices of LEI, located at 111 East Madison Street, Tampa, Florida 33602.

PURPOSE OF CONSENTS

     The purposes of the Consents are (i) to approve and adopt the Merger Agreement and (ii) to approve certain payments and benefits under employment and severance agreements with officers and certain other key employees (the "Employment Agreements") that would otherwise be subject to reduction to avoid adverse tax treatment.

RECORD DATE; SHARES ENTITLED TO CONSENT

     Only holders of record of shares of LEI Common Stock at the close of business on November 22, 1996 (the "Record Date") are entitled to execute consents. On such date, there were 1,068,668.334 shares of LEI Common Stock outstanding, each of which will be entitled to one vote for purposes of taking action on the matters covered by the Consents.

CONSENTS REQUIRED

     The affirmative written consent of the holders of a majority of the shares of LEI Common Stock outstanding and entitled to consent is required to approve and adopt the Merger Agreement. The affirmative written consent of the holders of at least seventy-five percent (75%) of the shares of LEI Common Stock outstanding is necessary to approve the payments and benefits under the Employment Agreements that would otherwise be subject to reduction to avoid adverse tax treatment. For this purpose, shares actually or constructively owned by or for the individuals entitled to payment under these agreements are not counted. Failure to submit a written Consent will have the effect of acting against adoption of the Merger Agreement and against approval of the proposal regarding Employment Agreements.

SECURITY OWNERSHIP OF MANAGEMENT

     As of the Record Date, the directors and executive officers of LEI and their affiliates owned approximately 37.29% of the outstanding shares of LEI Common Stock entitled to consent. Consents from the holders of a majority of the shares of LEI Common Stock outstanding and entitled to consent are required to approve and adopt the Merger Agreement.

DISSENTERS' RIGHTS

     If the Merger is consummated, the holders of LEI Common Stock will have dissenters' rights, provided that such shareholders comply with certain statutory provisions. Failure to take any step in connection with the exercise of such dissenters' rights in a timely manner may result in the loss or waiver of those rights. LEI shareholders desiring to exercise dissenters' rights must not submit an affirmative consent to approve the Merger Agreement. See "CONSENT SOLICITATION -- Dissenters' Rights" for details on the mechanics of exercising dissenters' rights.

                                   THE MERGER

TERMS OF THE MERGER

     At the Effective Time (as defined herein), LEI will merge with and into TECO or, subject to certain conditions, with a wholly-owned subsidiary of TECO. In the Merger, based on the number of LEI shares currently outstanding, each outstanding share of LEI Common Stock (other than shares held directly or indirectly by LEI and shares for which dissenters' rights have been properly exercised) will be converted into the right to receive between 10.30 and 12.61 shares of TECO Common Stock, depending on the average of the closing prices as reported on the NYSE of TECO Common Stock during the twenty consecutive trading days ending on the third trading day prior to the Closing Date. Any resulting fractional shares will be settled in cash. The full text of the Merger Agreement is attached to this Prospectus/Proxy Statement as Annex I.

     Based on the number of shares of TECO Common Stock and LEI Common Stock outstanding as of the Record Date, in aggregate between 11,009,174 and 13,483,146 shares of TECO Common Stock will be issuable pursuant to the Merger Agreement, representing between approximately 8.6% and 10.3% of the total number of shares of TECO Common Stock to be outstanding after such issuance.

LEI'S REASONS FOR THE MERGER

     LEI believes that there are significant strategic benefits to the Merger that will further its growth. In its view, the larger combined Florida entity that emerges from the Merger will acquire greater diversity in energy products and corresponding supply sources, advantages through the integration of overlapping operations and support functions, improved access to capital and funding, and the ability to spread costs of new products, services, and research and development over a wider customer base. See "THE MERGER -- LEI's Reasons for the Merger."

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF LEI

     THE LEI BOARD HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTEREST OF, THE SHAREHOLDERS OF LEI AND RECOMMENDS THAT THE SHAREHOLDERS AFFIRMATIVELY CONSENT TO APPROVE AND ADOPT THE MERGER AGREEMENT. See "THE MERGER -- Background of the Merger" and "-- LEI's Reasons for the Merger."

     THE LEI BOARD BELIEVES THAT THE APPROVAL OF THE PAYMENTS AND BENEFITS UNDER EMPLOYMENT AGREEMENTS THAT WOULD OTHERWISE BE SUBJECT TO REDUCTION TO AVOID ADVERSE TAX TREATMENT IS IN THE BEST INTEREST OF LEI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS

AFFIRMATIVELY CONSENT TO APPROVE SUCH PAYMENTS AND BENEFITS. John A. Brabson, Jr., a recipient of such payments and benefits, is a member of the LEI Board. In considering the recommendation of the LEI Board with respect to the Merger, LEI shareholders should be aware that certain officers and directors of LEI have certain interests respecting the Merger, apart from their interests as shareholders of LEI. See "THE MERGER -- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR

     CS First Boston Corporation ("CS First Boston"), an internationally recognized investment banking firm, has acted as financial advisor to LEI in connection with the Merger and has delivered to LEI its written opinion, dated November 21, 1996, to the LEI Board that, as of the date the LEI Board approved the Merger, subject to the assumptions and qualifications stated by CS First Boston therein, the proposed Merger Consideration is fair, from a financial point of view, to LEI's shareholders. Such fairness opinion is based on financial forecasts provided by the managements of LEI and TECO as well as current market, economic, financial and other conditions.

     The opinion of CS First Boston is attached to this Prospectus/Proxy Statement as Annex II and you are urged to read the opinion carefully and in its entirety. See "THE MERGER -- Opinion of Financial Advisor."

TECO'S REASONS FOR THE MERGER

     TECO believes that there are significant strategic advantages to the Merger. The Merger furthers its strategy of pursuing growth in energy related businesses by providing new energy markets, geographic expansion in Florida and increased investment opportunities. By enhancing its ability to meet the needs of more customers by offering both gas and electric service, TECO also believes that the Merger will stimulate growth in its energy services and power marketing activities. See "THE MERGER -- TECO's Reasons for the Merger."

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of articles of merger with the Florida Department of State (the "Effective Time"), unless the articles of merger specify a later Effective Time. It is anticipated that the Effective Time of the Merger will occur as soon as practicable following the satisfaction or waiver of all conditions to the Merger contained in the Merger Agreement, which is currently expected to occur by mid-1997.

CONDITIONS TO THE MERGER

     In addition to the adoption of the Merger Agreement by the LEI shareholders, the respective obligations of TECO and LEI to consummate the Merger are subject to certain conditions, including that (i) all representations and warranties contained in the Merger Agreement are accurate as of the Effective Time; (ii) all covenants and agreements contained in the Merger Agreement are performed or waived prior to the Effective Time; (iii) the parties receive the legal opinions and other documents described in the Merger Agreement; (iv) the parties receive all required governmental approvals; (v) TECO receives letters from independent accountants indicating that the Merger meets the requirements for pooling of interests accounting treatment; (vi) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has expired or terminated; and (vii) the shares of TECO Common Stock to be issued in the Merger have been authorized for listing on the NYSE. See "THE MERGER AGREEMENT -- Conditions of Merger."

GOVERNMENT APPROVALS

     Other than filings under the HSR Act, the filing of appropriate merger documents with the Florida Department of State, approval, if necessary, from the Federal Energy Regulatory Commission (the "FERC") and routine approvals and actions required under LEI's permits and licenses to reflect the change in control of LEI, there are no governmental approvals required to effect the Merger. See "CERTAIN OTHER MATTERS RELATING TO THE MERGER -- Regulatory Matters."

NO SOLICITATION

     LEI has agreed not to (i) solicit, initiate or encourage discussions with any person, other than TECO, relating to the possible acquisition of LEI or all or a material portion of the assets or any of the capital stock of LEI or any merger or other business combination with LEI (an "Acquisition Transaction") or
(ii) except to the extent required by fiduciary obligations under applicable law as advised in writing by outside legal counsel, participate in any negotiations regarding, or furnish to any other person information with respect to, any effort or attempt by any other person to do or to seek any Acquisition Transaction. See "THE MERGER AGREEMENT -- No Solicitation."

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated prior to the Effective Time under certain circumstances, including at the election of the Board of Directors of TECO (the "TECO Board") or the LEI Board, if, without fault of the terminating party, the Closing Date (as defined herein) shall not have occurred on or before December 31, 1997, which date may be extended by mutual consent of the parties. See "THE MERGER AGREEMENT -- Termination."

TERMINATION FEES

     If the Merger Agreement is terminated upon the occurrence of certain events, LEI will be obligated to reimburse TECO's out-of-pocket expenses relating to the Merger up to a maximum of $3,000,000. In addition, LEI will be obligated to make a cash payment to TECO of $12,000,000 (less any expense reimbursement) if the Merger Agreement is terminated under certain circumstances and, LEI has received an acquisition proposal from a third-party which it does not reject or enters into an acquisition agreement with a third party within 12 months (the "Termination Fee"). The Termination Fee could have the effect of discouraging a third party from pursuing an acquisition transaction regarding LEI because the cost of such acquisition, if successful, would be increased by the amount of the Termination Fee. If the Merger Agreement is terminated because of a breach by TECO, it will be obligated to reimburse LEI's out-of-pocket expenses relating to the Merger up to a maximum of $1,800,000. See "THE MERGER AGREEMENT -- Termination Fees."

STOCK OPTION

     In connection with executing the Merger Agreement, LEI granted TECO an option to purchase 212,664 shares of LEI Common Stock, representing 19.9% of the LEI shares outstanding, at a price per share of $280.72. TECO's right to exercise such option is subject to the occurrence of certain termination events under the Merger Agreement which entitle TECO to receive the Termination Fee. The aggregate amount payable to TECO pursuant to the Termination Fee and the Stock Option is limited to $15,000,000. See "THE MERGER AGREEMENT -- Stock Option."

ESCROW AGREEMENT; INDEMNIFICATION

     At the Effective Time, five percent of the number of shares comprising the Merger Consideration will be deposited in escrow under the Escrow Agreement to satisfy certain claims for which TECO is entitled to be indemnified under the Merger Agreement, including $5,670,000 if the cogeneration project referred to below is disposed of, under certain circumstances, for $5,900,000 or less. See "THE MERGER AGREEMENT -- Escrow and Indemnity."

EXCHANGE OF LEI COMMON STOCK CERTIFICATES

     Promptly after consummation of the Merger, TECO will mail a letter of transmittal with instructions to each holder of record of LEI Common Stock immediately before the Effective Time for use in exchanging certificates formerly representing shares of LEI Common Stock for certificates representing shares of TECO Common Stock and cash in lieu of any fractional shares. Certificates should not be surrendered by the holders of LEI Common Stock until they have received the letter of transmittal from TECO. See "THE
MERGER -- Manner and Basis of Converting Shares."

ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a "pooling of interests" for financial accounting purposes. See "CERTAIN OTHER MATTERS RELATING TO THE MERGER -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and should, therefore, constitute a non-taxable transaction for holders of LEI Common Stock, except to the extent of cash received, if any, in lieu of fractional shares of TECO Common Stock or pursuant to the exercise of dissenters' rights. For a discussion of these and other federal income tax considerations in connection with the Merger, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of LEI's Board of Directors and management have certain interests respecting the Merger separate from their interests as holders of LEI Common Stock. In addition, officers and certain other key employees of LEI have entered into employment or severance agreements with LEI and TECO dated November 21, 1996. See "THE MERGER -- Interests of Certain Parties in the Merger."

COMPARATIVE RIGHTS OF LEI AND TECO SHAREHOLDERS

     Rights of shareholders of LEI are currently governed by Florida law, the Articles of Incorporation of LEI (the "LEI Charter") and LEI's Bylaws. Upon consummation of the Merger, LEI shareholders will become shareholders of TECO and their rights as shareholders of TECO will be governed by Florida law, the Articles of Incorporation of TECO (the "TECO Charter") and TECO's Bylaws. There are various differences between the rights of LEI shareholders and the rights of TECO shareholders. See "COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK AND LEI COMMON STOCK."

MARKET PRICE AND DIVIDEND PRICES

     The TECO Common Stock is traded on the NYSE under the symbol "TE." The following table sets forth, for the periods indicated, the range of high and low per share sales prices for TECO Common Stock as reported on the NYSE, and the cash dividends paid on each share of TECO Common Stock. LEI is a privately held company and there is no public market for LEI Common Stock. Accordingly, the following table indicates only the cash dividends paid on each share of LEI Common Stock during the applicable periods.

                                                                     TECO                  LEI
                                                          --------------------------     --------
                                                          HIGH     LOW      DIVIDEND     DIVIDEND
                                                          ----     ----     --------     --------
1994*
  First Quarter.........................................  $22 5/8  $19 1/8   $.2400      $   .900
  Second Quarter........................................   20 7/8   18 1/4    .2525          .900
  Third Quarter.........................................   21       18 1/8    .2525          .900
  Fourth Quarter........................................   21       18 1/2    .2525         1.000
1995*
  First Quarter.........................................   22 1/8   20        .2525         1.000
  Second Quarter........................................   22 3/4   20 1/2    .2650         1.000
  Third Quarter.........................................   23 1/2   21 1/4    .2650         1.000
  Fourth Quarter........................................   25 3/4   23 1/8    .2650         1.000
1996*
  First Quarter.........................................   27       23 3/4    .2650         1.000
  Second Quarter........................................   25 1/4   23        .2800         1.125
  Third Quarter.........................................   25 1/4   23        .2800         1.125
  Fourth Quarter (through November 20)..................   25 3/8   23 1/4    .2800         1.125

---------------

* Calendar quarters. TECO's fiscal year ends on December 31, and LEI's fiscal year ends on September 30.

                          TECO SELECTED FINANCIAL DATA
                                  (HISTORICAL)

     The following table represents selected historical financial statement data of TECO and its consolidated subsidiaries. The balance sheet data as of December 31, 1991, 1992 and 1993 and the statement of income data for the years ended December 31, 1991 and 1992 have been derived from TECO's audited consolidated financial statements which are not included herein. The consolidated financial statements as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and the report of Coopers & Lybrand L.L.P. relating thereto are included in Exhibit E hereto and incorporated by reference in this Prospectus/Proxy Statement, and the selected financial data presented below are qualified in their entirety by reference thereto. The balance sheet data as of September 30, 1995 are derived from TECO's unaudited consolidated financial statements which are not included herein. The balance sheet data as of September 30, 1996 and the selected statement of income data for the nine-month periods ended September 30, 1995 and 1996 are derived from TECO's unaudited consolidated financial statements which are included in Exhibit H hereto and also incorporated herein by reference. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, none of which were other than normal and recurring, necessary for a fair presentation of the results of operations for these periods. The operating results for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of TECO included in Exhibits E and H and incorporated by reference in this Prospectus/Proxy Statement. Amounts are in millions, except for per share amounts.

                                                                                         FOR THE NINE
                                                                                         MONTHS ENDED
                                      FOR THE YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                           ------------------------------------------------------     -------------------
                             1991       1992       1993       1994         1995         1995       1996
                           --------   --------   --------   --------     --------     --------   --------
Revenues.................  $1,154.1   $1,183.2   $1,283.9   $1,350.9     $1,392.3     $1,057.9   $1,103.5
                           ========   ========   ========   ========     ========     ========   ========
Income before cumulative
  effect of change in
  accounting principle...  $  145.3   $  149.0   $  150.3   $  153.2(3)  $  186.1     $  146.1   $  155.2
Cumulative effect of
  change in accounting
  principle..............        --         --       11.2         --           --           --         --
                           --------   --------   --------   --------     --------     --------   --------
Net income...............  $  145.3   $  149.0   $  161.5   $  153.2(3)  $  186.1     $  146.1   $  155.2
                           ========   ========   ========   ========     ========     ========   ========
Earnings per average
  share outstanding:
  Before cumulative
     effect of change in
     accounting
     principle(1)........  $   1.28   $   1.30   $   1.30   $   1.32(3)  $   1.60     $   1.26   $   1.33
  Cumulative effect of
     change in accounting
     principle(1)........        --         --        .10         --           --           --         --
                           --------   --------   --------   --------     --------     --------   --------
  Earnings per average
     common share
     outstanding(1)......  $   1.28   $   1.30   $   1.40   $   1.32(3)  $   1.60     $   1.26   $   1.33
                           ========   ========   ========   ========     ========     ========   ========
Common dividends paid per
  share(1)...............  $  .8475   $  .8975   $  .9475   $  .9975     $ 1.0475     $  .7825   $   .825
Total assets(2)..........   2,833.6    3,020.6    3,123.3    3,312.2      3,473.4      3,407.1    3,584.3
Long-term debt(2)........     907.9    1,044.9    1,038.8    1,023.9        994.9        995.8      950.8

---------------

(1)  Restated to reflect a two-for-one stock split on August 30, 1993.
(2) The total asset and long-term debt balances for 1992 and 1993 have been restated to reflect current year presentation.
(3) Includes the effect of a corporate restructuring charge which reduced net income by $15 million and earnings per share by $.13.

                          LEI SELECTED FINANCIAL DATA
                                  (HISTORICAL)

     The following table represents selected financial information for LEI. The balance sheet and statement of income data presented below for each of the years in the five-year period ended September 30, 1996 are derived from LEI's financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The financial statements as of September 30, 1995 and 1996 and for each of the years in the three-year period ended September 30, 1996 and the report of Price Waterhouse LLP relating thereto are included elsewhere in this Prospectus/Proxy Statement, and the selected financial data presented below are qualified in their entirety by reference thereto. The data should be read in conjunction with such historical financial statements and the notes thereto and with "LEI Management's Discussion and Analysis of Financial Condition and Results of Operations." Dollar amounts are in millions, except for per share amounts.

                                                            FOR THE YEARS ENDED SEPTEMBER 30,
                                                        ------------------------------------------
                                                         1992     1993     1994     1995     1996
                                                        ------   ------   ------   ------   ------
Revenues..............................................  $243.4   $276.2   $267.0   $254.0   $299.6
Net income............................................  $  9.5   $ 11.2   $ 11.8   $ 12.8   $ 16.0
Earnings per average common share outstanding.........  $ 8.77   $10.43   $11.02   $11.93   $14.92
Common dividend paid per share........................  $ 3.32   $ 2.49   $ 3.53   $ 4.00   $ 4.25
Total assets..........................................  $265.5   $290.7   $300.8   $312.2   $327.8
Long-term debt........................................  $118.9   $128.6   $128.3   $126.4   $121.2

               UNAUDITED PRO FORMA SELECTED FINANCIAL INFORMATION

     The following table presents certain selected unaudited pro forma financial data of TECO after giving effect to the Merger. The unaudited pro forma annual data represents the selected historical combined results of operations and financial position of TECO and LEI as contemplated by the Merger based on TECO's fiscal year ended December 31 and LEI's fiscal year ended September 30. The LEI data for the nine-month periods ended September 30, 1995 and 1996 were derived from LEI financial data for the years ended September 30, 1995 and 1996, respectively, adjusted for the data related to the three-month periods ended December 31, 1994 and 1995. This selected pro forma financial data is provided for comparative purposes only and does not purport to be indicative of the financial position or results of operations that would have been reported had the transactions occurred during the periods or as of the dates for which pro forma data are presented, or which may be reported in the future. The pro forma condensed income statements below do not reflect any nonrecurring charges or credits that would be directly attributable to the Merger. Amounts are in millions, except for per share amounts.

                                                                                         FOR THE NINE
                                                                                         MONTHS ENDED
                                         FOR THE YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                               ----------------------------------------------------   -------------------
                                 1991       1992       1993       1994       1995       1995       1996
                               --------   --------   --------   --------   --------   --------   --------
Revenues.....................  $1,396.3   $1,426.6   $1,560.1   $1,618.0   $1,646.3   $1,247.2   $1,337.2
                               ========   ========   ========   ========   ========   ========   ========
Income before cumulative
  effect of change in
  accounting principle.......  $  153.6   $  158.5   $  161.5   $  165.0   $  198.9   $  156.2   $  167.1
Cumulative effect of change
  in accounting principle....        --         --       11.2         --         --         --         --
                               --------   --------   --------   --------   --------   --------   --------
Net income...................  $  153.6   $  158.5   $  172.7   $  165.0   $  198.9   $  156.2   $  167.1
                               ========   ========   ========   ========   ========   ========   ========
Earnings per average share
  outstanding(1):
  Before cumulative effect of
     change in accounting
     principle...............  $   1.22   $   1.25   $   1.26   $   1.29   $   1.55   $   1.21   $   1.29
  Cumulative effect of change
     in accounting
     principle...............        --         --        .09         --         --         --         --
                               --------   --------   --------   --------   --------   --------   --------
  Earnings per average common
     share outstanding.......  $   1.22   $   1.25   $   1.35   $   1.29   $   1.55   $   1.21   $   1.29
                               ========   ========   ========   ========   ========   ========   ========
Common dividends paid per
  share(1)...................  $  .7942   $  .8389   $  .8772   $  .9313   $  .9808   $  .7327   $  .7736
Total assets.................   3,088.2    3,286.1    3,414.0    3,613.0    3,785.6    3,716.6    3,908.0
Long-term debt...............   1,022.8    1,163.8    1,167.4    1,152.2    1,121.3    1,122.2    1,072.0

---------------
(1) The per share information assumes the issuance of an aggregate of 12,244,898 shares of TECO Common Stock in the Merger.

                  COMPARATIVE PER SHARE FINANCIAL INFORMATION

     The following unaudited information reflects certain comparative per share data related to book value and income from continuing operations (i) on a historical basis for TECO Common Stock; (ii) on a pro forma basis per share of TECO Common Stock giving effect to the Merger; and (iii) on an equivalent pro forma basis per share of LEI Common Stock giving effect to the Merger. Equivalent pro forma per share amounts for LEI Common Stock are calculated assuming that the holder of one share of LEI Common Stock would be entitled to
11.46 shares of TECO Common Stock for all periods presented.

     The information shown below should be read in conjunction with the consolidated historical financial statements delivered herewith.

                                                         TECO COMMON STOCK(1)         LEI COMMON STOCK
                                                     ----------------------------     ----------------
                                                     DECEMBER 31,   SEPTEMBER 30,      SEPTEMBER 30,
                                                         1995           1996                1996
                                                     ------------   -------------     ----------------
Book Value Per Share
  Historical.......................................     $10.63         $ 11.20            $  99.75
  Pro Forma........................................     $10.37         $ 10.97                  --
  Equivalent Pro Forma.............................         --              --            $ 125.72

                                                                                    NINE MONTHS
                                                                                  ENDED SEPTEMBER
                                                  YEAR ENDED DECEMBER 31,               30,
                                               -----------------------------     -----------------
                    TECO                        1993       1994       1995        1995       1996
                                               ------     ------     -------     ------     ------
Primary Income Per Share from Continuing
  Operations:
  Historical.................................  $ 1.30     $ 1.32     $  1.60     $ 1.26     $ 1.33
  Pro Forma..................................  $ 1.26     $ 1.29     $  1.55     $ 1.21     $ 1.29
Fully Diluted Income Per Share from
  Continuing Operations:
  Historical.................................  $ 1.30     $ 1.32     $  1.59     $ 1.25     $ 1.32
  Pro Forma..................................  $ 1.26     $ 1.29     $  1.54     $ 1.21     $ 1.29
Common Dividends Paid Per Share:
  Historical.................................  $.9475     $.9975     $1.0475     $.7825     $.8250
  Pro Forma..................................  $.8772     $.9313     $ .9808     $.7327     $.7736

                                                                                    NINE MONTHS
                                                                                  ENDED SEPTEMBER
                                                  YEAR ENDED SEPTEMBER 30,              30,
                                                ----------------------------     -----------------
                     LEI                         1993       1994       1995       1995       1996
                                                ------     ------     ------     ------     ------
Primary Income Per Common Share from
  Continuing Operations:
  Historical..................................  $10.43     $11.02     $11.93     $ 9.40     $11.05
  Equivalent Pro Forma........................  $14.43     $14.78     $17.76     $13.86     $14.78
Fully Diluted Income Per Common Share from
  Continuing Operations:
  Historical..................................  $10.43     $11.02     $11.93     $ 9.40     $11.05
  Equivalent Pro Forma........................  $14.43     $14.78     $17.64     $13.86     $14.78
Common Dividends Paid Per Share:
  Historical..................................  $ 2.49     $ 3.53     $ 4.00     $ 3.00     $ 3.25
  Equivalent Pro Forma........................  $10.05     $10.67     $11.24     $ 8.40     $ 8.87

---------------

(1) Excludes the effects of unearned compensation related to ESOP.

                                  INTRODUCTION

     This Prospectus/Proxy Statement is being furnished to the shareholders of LEI in connection with the solicitation by the LEI Board of written consents for action by shareholders in lieu of a special meeting. This Prospectus/Proxy Statement is also the prospectus of TECO filed as part of the Registration Statement related to the registration of the shares of TECO Common Stock to be issued to holders of LEI Common Stock pursuant to the Merger Agreement.

                              CONSENT SOLICITATION

CONSENT PROCEDURE

     The LEI Board, in lieu of calling a special meeting of the LEI shareholders to consider the matters to which this Prospectus/Proxy Statement relates, is asking that LEI shareholders take action by written consent without a meeting.

     SHAREHOLDER CONSENT IS AUTHORIZED BY FLORIDA STATUTE SECTION 607.0704, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX III TO THIS PROSPECTUS/PROXY STATEMENT. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO ACTIONS BY SHAREHOLDERS WITHOUT A MEETING AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX III. THIS DISCUSSION AND ANNEX III SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF LEI COMMON STOCK WHO INTENDS TO COMPLETE THE ENCLOSED CONSENT SOLICITED ON BEHALF OF THE LEI BOARD.

     LEI shareholders may consent to any act which would otherwise be taken at an annual or special meeting of the shareholders, without prior notice, and without a vote, if the following requirements are satisfied: (1) the action is taken by the holders of outstanding LEI Common Stock that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted; (2) the action is evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of the LEI Common Stock entitled to vote; (3) the written consents are delivered to David R. Schindler, Secretary of LEI, at 111 East Madison Street, Suite 1700, Tampa, Florida 33602 who has custody of the book in which the meetings of shareholders are recorded; and (4) all written consents, signed by the number of holders required to take action, are delivered to LEI, as described above, within 60 days of the date of the earliest dated written consents delivered to LEI.

     ANY WRITTEN CONSENT MAY BE REVOKED PRIOR TO THE DATE THAT THE CORPORATION RECEIVES THE REQUIRED NUMBER OF CONSENTS TO AUTHORIZE THE PROPOSED ACTION. REVOCATION IS NOT EFFECTIVE UNLESS IT IS IN WRITING AND RECEIVED BY THE CORPORATION AT ITS PRINCIPAL OFFICE OR RECEIVED BY THE CORPORATION SECRETARY OR OTHER OFFICER OR AGENT OF THE CORPORATION HAVING CUSTODY OF THE BOOK IN WHICH MEETINGS OF SHAREHOLDERS ARE RECORDED. THE WRITTEN CONSENT OF THE SHAREHOLDERS CONSENTING TO THE ACTIONS AUTHORIZED BY THIS PROSPECTUS/PROXY STATEMENT WILL BE FILED WITH THE MINUTES OF THE PROCEEDINGS OF SHAREHOLDERS.

     LEI, within 10 days after obtaining authorization by written consent, will give notice to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice will summarize the material features of the authorized action and, if the action is one where dissenters' rights are provided under Florida law, the notice will contain a clear statement of the right of shareholders dissenting from the action to be paid the fair value of their shares upon compliance with the Florida Business Corporation Act (the "FBCA") regarding the right of dissenting shareholders. See "-- Dissenters' Rights."

     A CONSENT SIGNED AS PROVIDED ABOVE HAS THE EFFECT OF A MEETING VOTE.

RECORD DATE; OUTSTANDING SECURITIES

     This Prospectus/Proxy Statement and enclosed form of consent are being furnished in connection with the solicitation by the LEI Board of written consents in lieu of a special meeting. The LEI Board has fixed the close of business on November 22, 1996 as the Record Date for purposes of determining shareholders entitled to execute Consents. Only the holders of shares of LEI Common Stock of record at the close of business on the Record Date will be entitled to execute Consents. At the Record Date, 1,068,668.334 shares of LEI Common Stock were issued and outstanding. Each share of LEI Common Stock is entitled to one vote on each proposal covered by the Consent. There are approximately 186 holders of LEI Common Stock.

PROPOSALS IN THE CONSENT

     Merger Agreement. In the Consent, the shareholders of LEI are being asked to approve and adopt the Merger Agreement pursuant to which (i) the Merger and the other transactions contemplated by the Merger Agreement are to be consummated and (ii) holders of LEI Common Stock are to receive shares of TECO Common Stock in exchange for the LEI Common Stock held by each of them as of the Effective Time of the Merger.

     Consents from the holders of a majority of the shares of LEI Common Stock outstanding and entitled to consent to the adoption of the Merger Agreement are required to approve and adopt the Merger Agreement and is a condition to both TECO's and LEI's obligation to consummate the Merger. Shares for which consents are not received will have the effect of negative votes.

     THE LEI BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF LEI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS CONSENT TO THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Employment Agreements. In the Consent, LEI shareholders also will be asked to approve certain payments and benefits that would otherwise be subject to reduction to avoid adverse tax treatment pursuant to employment agreements among LEI, TECO and John A. Brabson, Jr., President of LEI, and Jack E. Uhl, Chief Financial Officer of Peoples Gas System, Inc. ("PGS"), a wholly-owned subsidiary of LEI, and pursuant to severance agreements with the following officers and key employees of PGS: Gerald Cox, Dan Pountney, Frank Sivard, Lee Young, E. Elliott White, G. Lamar Finley, Richard Firebaugh, Wayne Hoffman, Lance Horton, Steven Jarboe, James Maltby, Robert Mumbauer, Joseph Riggs, Tom Stewart, William Ward, Jr., John Wilkinson, Michael Barney, Pam Bayyat, David Brownlee, Bob Gadsen, III, Hugh Grey, III, Bob Hill, Tim Kasprzyk, Vince Laverghetta and Robert T. Ross.

     The consent of seventy-five percent (75%) of the shares entitled to consent is required to approve the proposal. For this purpose, shares actually or constructively owned by or for the individuals entitled to payments under the agreements are not counted. Shares for which consents are not received will have the effect of negative votes.

     The employment and severance agreements provide substantial cash payments, vesting and enhancement of certain nonqualified plan benefits and health and other insurance coverage upon consummation of the Merger or termination of employment from TECO after the Merger. The employment and severance agreements are described in detail under "THE MERGER -- Interests of Certain Persons in the Merger." Benefits otherwise payable to an employee under the employment and severance agreements are subject to reduction if any portion of the benefits would be subject to the adverse tax treatment associated with "parachute payments" under Section 280G of the Code. A payment under an employment or severance agreement could be treated as a "parachute payment" if the value of all benefits payable to the employee that are contingent on the Merger equals or exceeds three times such employee's average annual compensation over the preceding five calendar years. However, any payments that are approved by LEI shareholders in accordance with the proposal are exempt from treatment as parachute payments under Section 280G of the Code. This means that if shareholders approve the proposal, benefits payable under the employment and severance agreements will be made without reduction in accordance with the terms of the agreements. See "THE MERGER -- Interests of Certain Persons in the Merger."

     If the requisite Consents are received, the full amount of the Benefits will be paid to the executives and covered employees without these adverse tax consequences.

     THE LEI BOARD BELIEVES THAT THE APPROVAL OF THE PAYMENTS AND BENEFITS UNDER THE EMPLOYMENT AND SEVERANCE AGREEMENTS IS IN THE BEST INTEREST OF LEI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS CONSENT TO SUCH ARRANGEMENTS. JOHN A. BRABSON, JR. IS A MEMBER OF THE LEI BOARD.

DISSENTERS' RIGHTS

     If the Merger is consummated, holders of LEI Common Stock will be entitled to dissenters' rights under Florida Statute Sections 607.1301-607.1320 of the FBCA, provided that they comply with the conditions established by those Sections.

     SECTIONS 607.1301-607.1320 ARE REPRINTED IN THEIR ENTIRETY AS ANNEX IV TO THIS PROSPECTUS/PROXY STATEMENT. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX IV. THIS DISCUSSION AND EXHIBIT D SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF LEI COMMON STOCK WHO WISHES TO EXERCISE STATUTORY DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO. FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH IN SECTIONS 607.1301-607.1320 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Only LEI shareholders of record at the close of business on the Record Date, will have the right to consent to the Merger. LEI shareholders who would like to exercise their dissenters' right under Florida law to demand that LEI pay them in cash the fair value of their shares as of the Effective Time in lieu of receiving the Merger Consideration (such a shareholder being hereinafter referred to as a "Dissenting Shareholder") must not submit an affirmative Consent to approve the Merger Agreement with respect to his shares. Fair value is defined as the value of the shares as of the close of business on the day prior to the date on which the LEI shareholders authorize the proposed action, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     If the LEI shareholders approve the Merger, LEI must give written notice of such approval to each nonconsenting shareholder within ten (10) days of such approval. Within twenty (20) days after notice from LEI, each shareholder to whom LEI was required to give notice and who elects to dissent must file with LEI notice of election to dissent (an "Election Notice"), stating his name and address, the number of shares as to which he dissents and a demand for payment of the fair value of his shares. The Dissenting Shareholder may dissent as to less than all the shares then registered in his name. Any shareholder who fails to file an Election Notice is bound by the terms of the Merger. A Dissenting Shareholder must deposit his certificates with LEI simultaneously with the filing of his Election Notice.

     Holders of LEI Common Stock who intend to exercise their dissenters' rights should bear in mind that the fair value of their shares of LEI Common Stock, for dissenters' rights purposes, could be determined to be more than, the same as, or less than, the consideration they would receive pursuant to the Merger. See also "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Within ten (10) days after the expiration of the period for filing an Election Notice or within ten (10) days after the Merger is effected, whichever is later (but in no case later than ninety (90) days after LEI shareholders approve the Merger), LEI must make a written offer to pay an amount that LEI estimates to be the fair value for the shares to each Dissenting Shareholder who has filed an Election Notice. If the Merger has not been consummated within ninety (90) days of the date on which the LEI shareholders approved the Merger, LEI's offer of payment may be made conditioned upon the consummation of the Merger. LEI's offer must be accompanied by LEI's most recent balance sheet and profit and loss statement.

     Upon filing an Election Notice, a Dissenting Shareholder is only entitled to payment as provided by Section 607.1320 of the FBCA and is not entitled to vote or exercise other rights of a shareholder. The Dissenting Shareholder may withdraw the Election Notice in writing at any time before LEI makes its offer to pay for the shares. After LEI's offer, the Election Notice may be withdrawn only if LEI consents to the withdrawal.

     The right of a Dissenting Shareholder to be paid fair value of his shares shall cease, and all his rights as a shareholder shall be reinstated, as described in the FBCA, as of the filing of the Election Notice, if one of the following events occurs: (i) the Election Notice is withdrawn; (ii) the Merger is abandoned; (iii) no demand or petition for determining fair value by a court has been made or filed within the time limits provided under Section 607.1320 of the FBCA; or (iv) a court of competent jurisdiction determines that the shareholder is not entitled to the relief provided by Section 607.1320 of the FBCA.

     If LEI fails to make an offer within the prescribed period or if LEI makes the offer and any Dissenting Shareholder fails to accept the offer within a 30 day period, LEI, within 30 days after receipt of an Election Notice given within 60 days of the date on which such corporate action was effected, shall, or at its election at any time within 60 days after the consummation of the Merger may, petition to the Circuit Court of Hillsborough County, Florida, requesting that the fair value of such shares be determined. The Court shall also determine whether each Dissenting Shareholder is entitled to payment for his shares. If LEI fails to institute the proceeding as required, any Dissenting Shareholder may do so in the name of LEI. All Dissenting Shareholders who have not agreed to accept LEI's offer will be made parties to the action and will be entitled to judgment against LEI for the amount of the fair value of their shares. The Court may appoint persons as appraisers to receive evidence and recommend a decision on the question of fair value. LEI shall pay each Dissenting Shareholder the amount found due to him within ten (10) days after the Court's final determination. Upon payment of the judgment, the Dissenting Shareholder shall cease to have any interest in such shares.

     The costs and expenses of such proceeding shall be determined by the Court and assessed against LEI. However, the Court may assess all or any part of such costs and expenses against a Dissenting Shareholder if the Court finds that the Dissenting Shareholder's refusal to accept LEI's offer was arbitrary, vexatious or not in good faith. If the Court determines that the fair value of the shares materially exceeds the amount of LEI's offer the Court may award to any Dissenting Shareholder compensation for attorneys and experts employed by the Dissenting Shareholder in the proceeding.

FURTHER INFORMATION

     If you have any questions regarding this solicitation of shareholder consents or require assistance, please contact David R. Schindler, Secretary of LEI, as follows:

                       Lykes Energy, Inc.
                       111 East Madison Street
                       Tampa, Florida 33602
                       (813) 273-0074

                                   THE MERGER

     The detailed terms of and conditions to the consummation of the Merger are contained in the Merger Agreement, a conformed copy of which is attached hereto as Annex I and incorporated herein by reference. The following discussion and the discussion under "THE MERGER AGREEMENT" set forth a description of the material terms and conditions of the Merger Agreement and are qualified by, and made subject to, the more complete information set forth in the Merger Agreement.

GENERAL

     By consenting to approve and adopt the Merger Agreement, the LEI shareholders will be approving the merger of LEI with and into TECO, with TECO as the surviving corporation, and, alternatively, subject to certain conditions, including that the tax treatment of receipt of the Merger Consideration would not be adversely affected, the merger of LEI with a wholly-owned subsidiary of TECO, with either LEI or the wholly-owned subsidiary as the surviving corporation.

     As a result of the Merger, at the Effective Time, LEI Common Stock then outstanding will be converted as provided in the Merger Agreement into the Merger Consideration. The Merger Consideration will be allocated among the holders of LEI Common Stock as hereinafter described. For a description of the procedures for exchanging LEI Common Stock for TECO Common Stock and for payment of cash in lieu of the issuance of fractional shares, see "-- Manner and Basis of Converting Shares."

BACKGROUND OF THE MERGER

     Since its formation as a holding company in the early 1980s, TECO's strategy for building long term value for its shareholders has been to focus on growing closely related businesses in the energy industry. In furtherance of this objective, TECO began in 1992 analyzing publicly available data on PGS and its affiliates in connection with a possible acquisition. These analyses were updated in 1994 and 1995.

     In 1996, this activity was intensified and expanded. In addition to an internal review of updated publicly available information, Morgan Stanley & Co., Incorporated ("Morgan Stanley") was retained as a financial advisor on a potential merger with LEI. Legal counsel was also obtained on regulatory, tax and corporate aspects of such a transaction.

     In early October 1996, a decision was made to pursue a merger and Timothy
L. Guzzle, Chairman of the TECO Board and Chief Executive Officer of TECO, asked DuBose Ausley, a TECO director and a long time acquaintance of LEI's Chairman Tom L. Rankin, to call Mr. Rankin about the possibility of meeting to discuss a potential business combination of LEI and TECO.

     A meeting was subsequently scheduled for October 14, 1996 between Mr. Guzzle and Mr. Rankin in Mr. Ausley's office in Tallahassee, Florida.

     At the October 14, 1996 meeting, Mr. Guzzle delivered a written proposal to the effect that LEI would be merged with TECO or a subsidiary of TECO in a transaction in which the holders of LEI's outstanding shares of capital stock would receive a number of shares of TECO Common Stock determined by dividing $240 million by the average closing price of TECO Common Stock on the NYSE for a twenty-day trading period preceding the closing of the merger. The written proposal contained terms and conditions with regard to tax and accounting treatment, timing, regulatory approvals, due diligence and confidentiality issues. In addition to the letter proposing a merger, Mr. Guzzle delivered to Mr. Rankin a signed confidentiality letter with a provision restricting LEI from negotiating a change of control with another party for a thirty day period.

     Upon return to Tampa on the afternoon of October 14, 1996, Mr. Rankin consulted with LEI's President, John A. Brabson, Jr., and legal counsel. CS First Boston was contacted and agreed to send its representatives to Tampa to consult with LEI in its evaluation of the TECO proposal. A special meeting of LEI's Board of Directors to consider the TECO proposal was noticed for October 21, 1996.

     On October 21, 1996, after numerous discussions between CS First Boston, LEI, Morgan Stanley and TECO, TECO presented LEI with a letter signed by Mr. Guzzle increasing the price of his earlier offer to $285 million.

     Later on October 21, 1996, the LEI Board, at a special meeting, discussed TECO's proposal. Presentations were made by members of TECO management, CS First Boston, members of LEI's management and legal counsel to LEI. The LEI Board authorized management to negotiate a definitive agreement and plan of merger with TECO calling for the delivery to LEI's shareholders of TECO Common Stock worth not less than $285 million and containing customary provisions, subject to the approval of the LEI Board of Directors at a subsequent meeting. The LEI Board further authorized the officers of LEI to execute a confidentiality agreement with TECO granting exclusivity in negotiations for a period of not more than 60 days. Finally, the LEI Board ratified and confirmed the engagement of CS First Boston. LEI's management executed the proposed confidentiality agreement and granted TECO exclusivity in negotiations for a thirty day period to expire on November 20, 1996. On November 20, 1996, LEI extended the period for exclusivity of negotiations until November 22, 1996.

     From October 14, 1996 through November 21, 1996, the possibility of a transaction and related matters were discussed and negotiated at various meetings between Mr. Guzzle and Messrs. Rankin and Brabson, among other senior officers of the two companies, between CS First Boston and Morgan Stanley and between counsel for the two companies. During this time period, the two companies exchanged detailed operational, financial and other business information.

     On November 14, 1996, TECO's representatives informed LEI's representatives that TECO had substantially completed its review of relevant LEI business information and was prepared to increase its offer to $300 million, provided the other terms of the Merger Agreement could be agreed upon. Following meetings between counsel on November 17 through 20, 1996, substantially complete forms of the proposed Merger Agreement and Stock Option Agreement were made available to the directors of each company for the November 21, 1996 board meetings.

     On November 21, 1996, the LEI Board met to consider the proposed Merger. In connection with its consideration of the proposed Merger, the LEI Board reviewed and decided not to pursue other indications of interest previously received. Presentations were made by management, CS First Boston and counsel. The LEI Board reviewed and discussed the terms of the Merger and management's assessment of the Merger from financial, strategic, operating and regulatory standpoints. Representatives of CS First Boston presented certain financial and other analyses and delivered CS First Boston's oral opinion, later confirmed in writing, that as of the date of the Board meeting, the consideration to be received by the LEI shareholders in exchange for their LEI shares was fair from a financial point of view to such shareholders of LEI. After discussion, the LEI Board, by a unanimous vote of those present, approved the Merger Agreement and Stock Option Agreement and voted to recommend approval of same to LEI's shareholders.

     Also on November 21, 1996, the TECO Board met to consider the proposed transaction. Presentations were made by management and counsel. Morgan Stanley participated in the meeting as financial advisor to TECO and presented certain financial and other analyses. The TECO Board reviewed and discussed the terms of the Merger and management's assessment of the Merger from financial, strategic, operating and regulatory standpoints. After discussion, the TECO Board by a unanimous vote of those present approved the Merger Agreement and Stock Option Agreement.

     Later on November 21, 1996, the parties executed and delivered the Merger Agreement and Stock Option Agreement. On the morning of Friday, November 22, 1996, the transaction was publicly announced.

TECO'S REASONS FOR THE MERGER

     In considering the Merger, after consulting with management and its advisors, the TECO Board concluded that the Merger was in the best interest of TECO for the reasons, among others, set forth below.

     The Merger furthers TECO's strategy of pursuing growth in energy-related businesses.

     - New Energy Markets -- The Merger affords TECO the opportunity to add retail natural gas and propane distribution and commodity sales to its current electric wholesale and retail operations and gas production activities.

     - Geographic Expansion -- Tampa Electric's retail operations are confined to a 2,000 square mile area in west central Florida whereas after the Merger, TECO will be able to participate in the gas energy markets in all of the major metropolitan areas of Florida.

     - Increased Investment -- TECO has the financial strength to support increased capital construction for PGS and its affiliates whereas TECO believes that the growth of PGS and its affiliates has previously been somewhat constrained by LEI's more limited financial resources.

     The Merger also furthers TECO's growth strategy of better meeting its customers' needs through increased choice and value added services.

     - Full Service -- As a result of the Merger, TECO will be able to provide wholesale customers in peninsula Florida with either gas or electric services depending on whichever best fits their needs. The same is true with respect to retail customers in the limited area in which Tampa Electric and PGS service territories overlap.

     - Complement to Energy Services -- TECO is expanding its energy services offerings and expects that the Merger will stimulate further growth. The merged companies' presence in a much larger geographic area and the ability to provide both gas and electric energy will enhance the ability to offer "behind the meter" consulting services and present increased opportunities to offer TECO's residential and commercial energy management systems.

     - Power Marketing Support -- The extension of TECO's operations in the gas industry to include distribution and gas commodity sales to energy users should enhance its power marketing activities by broadening the scope and range of its services.

     Finally, the Merger represents an opportunity to continue to invest in businesses that will provide meaningful long term growth for TECO stimulated by an enhanced ability to meet the needs of its customers.

LEI'S REASONS FOR THE MERGER

     LEI believes that there are significant strategic benefits to the Merger that will further its growth. In its view, the larger combined Florida entity that emerges from the Merger will acquire greater diversity in energy products and corresponding supply sources, advantages through the integration of overlapping operations and support functions, improved access to capital and funding, and the ability to spread costs of new products, services and research and development over a wider customer base.

     In reaching the determination that the Merger is fair to and in the best interests of LEI's shareholders, the LEI Board consulted with management as well as with its financial and legal advisors, and considered a number of factors. Among such factors, the LEI Board also reviewed carefully the terms and conditions of the Merger Agreement. The LEI Board did not assign any relative or specific weight to the factors considered. The factors considered by the LEI Board included, but were not limited to, the following:

     - Strategic alternatives to the Merger (including remaining an independent company or entering into other business combinations), in light of the economic conditions and prospects of LEI and the competitive environment in the economy generally and the natural gas, propane and energy markets specifically. The LEI Board also considered the market and credit risks of proceeding independently, particularly information relating to LEI's future performance and business strategy on a stand-alone basis and the timing of the Merger.

     - The opinion of CS First Boston that as of the date of the opinion, the Merger Consideration, taken as a whole, was fair, from a financial point of view, to LEI's shareholders.

     - The federal income tax consequences of the Merger, including the ability of LEI's shareholders to have a tax-free exchange of their LEI Common Stock.

     - TECO's historical results of operations and other financial data, as well as the strength of its electric utility operations, diversified businesses, financial condition, and management team.

     - A review of historical stock prices, returns to shareholders and market performance of TECO Common Stock.

     - The continuing equity interest in the combined electric, gas and diversified energy-related operations of TECO and LEI provided by the Merger Consideration offered to LEI's stockholders.

     - The expected immediate increase in dividends that will be received by a LEI stockholder.

     - The recent substantial activity in utility restructuring, combinations and developing convergence strategies related to the development of energy services companies, as opposed to separate electric and gas companies, and the size and scale requirements necessary for future success.

     - The termination rights under the Merger Agreement, including fees payable by LEI to TECO under circumstances involving an alternative acquisition proposal or transaction and TECO's option rights for LEI shares under those circumstances.

     - The impact of the Merger on the employees of LEI, its customers and the communities served by LEI.

     Based upon all these matters, and such other matters as the LEI Board deemed relevant, the LEI Board unanimously approved and recommended the Merger Agreement as being in the best interest of LEI and its shareholders.

     THE LEI BOARD UNANIMOUSLY RECOMMENDS THAT LEI SHAREHOLDERS CONSENT TO THE APPROVAL OF THE MERGER AGREEMENT.

OPINION OF LEI'S FINANCIAL ADVISOR

     LEI retained CS First Boston to act as its financial advisor in connection with the Merger. CS First Boston was selected by LEI based on CS First Boston's experience, expertise and familiarity with LEI and its businesses. In connection with CS First Boston's engagement, LEI requested that CS First Boston evaluate the fairness, from a financial point of view, to LEI's stockholders of the Merger Consideration to be received by the stockholders of LEI in connection with the Merger. At a meeting of the LEI Board held on November 21, 1996, at which the LEI Board approved the Merger, CS First Boston rendered to the LEI Board an oral opinion to the effect that, as of such date and based upon and subject to certain matters, the Merger Consideration proposed to be received by the LEI stockholders pursuant to the Merger was fair to the LEI stockholders from a financial point of view. CS First Boston confirmed this oral opinion by delivery of a written opinion dated November 21, 1996.

     THE FULL TEXT OF CS FIRST BOSTON'S WRITTEN OPINION TO THE LEI BOARD DATED NOVEMBER 21, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX II TO THIS PROSPECTUS/PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF LEI COMMON STOCK ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF CS FIRST BOSTON SET FORTH IN THIS PROSPECTUS/PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     CS First Boston's opinion is addressed to the LEI Board and addresses only the fairness to the LEI stockholders from a financial point of view of the Merger Consideration proposed to be received by LEI's stockholders pursuant to the Merger and does not constitute a recommendation to any LEI stockholder as to whether such stockholder should affirmatively consent to the approval of the Merger. The Merger Consideration was determined through negotiations between LEI and TECO and was approved by the LEI Board and the TECO Board. CS First Boston provided advice to LEI during the course of such negotiations. The CS First Boston opinion does not address the fairness of the Merger Consideration from a financial point of view or otherwise to TECO or TECO's stockholders.

     In arriving at its opinion, CS First Boston reviewed the Merger Agreement and certain related documents, and certain publicly available business and financial information relating to LEI and TECO. CS First Boston has not reviewed the recently formed energy marketing joint venture between LEI and Duke/Louis Dreyfus L.L.C. and based on discussions with senior management of LEI have not assigned it a value in arriving at its opinion. CS First Boston also reviewed certain other information, including financial forecasts, provided to it by LEI and TECO and met with the respective managements of LEI and TECO to discuss the businesses and prospects of LEI and TECO. CS First Boston evaluated the pro forma financial impact of the Merger on TECO. CS First Boston also considered and relied upon the views of management of, and regulatory counsel for, LEI concerning the anticipated regulatory treatment to be accorded to the Merger. CS First Boston also considered certain financial and stock market data of TECO and financial data of LEI and compared such data with similar data for other publicly held companies in businesses similar to those of LEI and TECO and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. CS First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that CS First Boston deemed relevant.

     In connection with its review, CS First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied upon its being complete and accurate in all material respects. With respect to the financial forecasts, CS First Boston assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of LEI and TECO as to the future financial performance of LEI and TECO. In addition, CS First Boston has not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LEI or TECO nor was CS First Boston furnished with any such evaluations or appraisals. CS First Boston's opinion is necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. CS First Boston did not express any opinion as to what the value of TECO Common Stock will be when issued to LEI's stockholders pursuant to the Merger or the prices at which TECO Common Stock will trade subsequent to the Merger. CS First Boston assumed that the Merger will be treated as a tax-free reorganization for federal income tax purposes, that the Merger will receive pooling of interests treatment for financial accounting purposes and that, in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. CS First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or part of LEI.

     In preparing its opinion for the LEI Board, CS First Boston performed a variety of financial and comparative analyses and considered a variety of factors, including those described below performed by CS First Boston in connection with its presentation to the LEI Board on November 21, 1996. The summary of CS First Boston's analyses set forth below does not purport to be a complete description of the analyses underlying CS First Boston's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CS First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, CS First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

     In its analyses, CS First Boston made numerous assumptions with respect to LEI, TECO, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of LEI and TECO. No company, transaction or business used in such analyses as a comparison is identical to LEI, TECO or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainty. CS First Boston's opinion (together with the related financial analyses) was only one of many factors considered by the LEI Board in its evaluation of the Merger and should not be viewed as determinative of the views of the LEI Board or management with respect to the Merger Consideration or the Merger.

     The following is a summary of the analyses performed by CS First Boston in connection with its presentation to the LEI Board on November 21, 1996.

     DISCOUNTED CASH FLOW ANALYSIS. CS First Boston calculated ranges of enterprise value for Peoples Gas System, Inc., LEI's natural gas distribution business ("Gas Distribution"); Peoples Gas Company, LEI's propane distribution business ("Propane Distribution"); Peoples Cogeneration Company, through which LEI holds its 50% interest in Pasco Cogen, Ltd., a 109 megawatt cogeneration facility ("Cogen Investment"); and Gator Gas Marketing, which has four gas service management contracts ("Gas Marketing") (each an "LEI Business" and together, the "LEI Businesses"). The valuations for Gas Distribution and Propane Distribution are based upon the net present value of each LEI Business' 10-year stream of forecasted unlevered free cash flows and fiscal year 2006 terminal value. The fiscal year 2006 terminal value was calculated using a range of multiples of fiscal year 2006 operating cash flow ("EBITDA") of each LEI Business. The range of terminal multiples was selected primarily based on the trading multiples of companies operating in businesses similar to those of each LEI Business. In conducting its analysis, CS First Boston relied on certain assumptions relating to volume growth, gross margin, return on equity and capital expenditures of the LEI Businesses provided by LEI management. For Gas Distribution, CS First Boston applied discount rates ranging from 8.0% to 10.0%, reflecting the weighted average cost of capital, and multiples of terminal EBITDA ranging from 6.0x to 8.0x. For Propane Distribution, CS First Boston applied discount rates ranging from 9.0% to 11.0%, reflecting the weighted average cost of capital, and multiples of terminal EBITDA ranging from 7.5x to 8.5x. The valuation for the Cogen Investment was based on the forecasted levered free cash flows from 1997 to 2009 at Pasco Cogen, Ltd., under the proposed power purchase agreement ("PPA") settlement as represented by LEI's management. CS First Boston applied discount rates ranging from 8.0% to 10.0% against the levered free cash flows of the Cogen Investment as well as the estimated terminal value, which was determined, in part, based on analyzing perpetuity growth rates ranging from -1.0% to 3.0% on estimated cash flows after the expiration of the PPA. For Gas Marketing, CS First Boston applied discount rates ranging from 10.0% to 12.0% against the free cash flows from four gas service management contracts expiring from 2008 to 2013. This analysis indicated an enterprise valuation reference range for the LEI Businesses of approximately $369 million to $435 million.

     CS First Boston also calculated ranges of value for the electric utility business, the transport and trade business, the coal business, the coalbed methane business and the power services business of TECO (each a "TECO Business" and together, the "TECO Businesses"). In conducting its analysis, CS First Boston relied on certain assumptions relating to sales growth, operating margins, return on equity and capital expenditures of the TECO Businesses provided by TECO's management.

     COMPARABLE COMPANIES ANALYSIS. CS First Boston reviewed and compared certain actual and forecasted financial and operating information of the Gas Distribution business with comparable information of the following publicly traded companies in the natural gas distribution industry: Atmos Energy Corporation, Energen Corporation, Laclede Gas Company, NUI Corporation, Piedmont Natural Gas Company, Inc., and Public Service Company of North Carolina (the "Gas Distribution Comparable Companies"). In addition, CS First Boston reviewed and compared certain actual and forecasted financial and operating information of the Propane Distribution business with comparable information of the following publicly traded companies in the propane distribution industry: Amerigas Partners, L.P., Ferrellgas Partners, L.P., Heritage Propane Partners, L.P., National Propane Partners, L.P., Star Gas Partners, L.P. and Suburban Propane Partners, L.P. (the "Propane Distribution Comparable Companies" and, together with the Gas Distribution Comparable Companies, the "Comparable Companies").

     CS First Boston selected these companies based on their activity in businesses comparable to the LEI Gas Distribution and Propane Distribution businesses. CS First Boston derived multiples of enterprise value relative to EBITDA and earnings before interest and taxes ("EBIT"), and multiples of equity value relative to net income and book value for the Comparable Companies based on (i) the latest twelve month period ending September 30, 1996 ("LTM") and (ii) forecasts for the 1997 calendar year ("1997E"). CS First Boston then calculated imputed enterprise values for the Gas Distribution and Propane Distribution businesses by applying book value as well as LTM and 1997E EBITDA, EBIT, and net income for the Gas Distribution and Propane Distribution businesses to the multiples derived from its analysis of the Comparable Companies. This analysis resulted in an enterprise valuation reference range for the Gas Distribution business of approximately $315 million to $365 million and for the Propane Distribution business of approximately $40 million to $48 million. All forecasted EBITDA, EBIT and net income multiples for the Comparable Companies were based on information contained in equity research reports. The enterprise values and equity values of the Comparable Companies used in the foregoing analyses were based on closing stock prices as of November 15, 1996.

     CS First Boston also reviewed and compared certain actual and forecasted financial and operating information of the TECO Businesses with comparable information of selected publicly traded companies in the electric utility industry (the "Electric Utility Comparables"), the barge and shipping industry (the "Trade and Transport Comparables"), the coal industry (the "Coal Comparables"), certain oil and gas independents (the "Coalbed Methane Comparables") and the independent power producer industry (the "Power Services Comparables").

     COMPARABLE ACQUISITIONS ANALYSIS. Using publicly available information, CS First Boston analyzed the purchase prices and multiples paid in certain merger and acquisition transactions in the natural gas distribution and propane distribution industries. CS First Boston analyzed the following transactions in the natural gas distribution industry: the proposed acquisition of Pacific Enterprises by ENOVA Corporation, the proposed acquisition of NorAm Energy by Houston Industries, the proposed acquisition of United Cities Gas by Atmos Energy, the proposed acquisition of ENSERCH by Texas Utilities, the proposed acquisition of Washington Energy by Puget Sound Power and Light, the acquisition of Wisconsin Southern Gas by Wisconsin Energy, the acquisition of Greeley Gas by Atmos and the acquisition of Diversified Energy by Arkla (the "Gas Distribution Comparable Acquisitions"). CS First Boston also analyzed the purchase prices and multiples paid in the following transactions in the propane distribution industry: the proposed acquisition of Empire Energy by Northwestern Public Service, the acquisition of Skelgas by Ferrellgas, the acquisition of Petrolane by UGI Corp., the acquisition of EMRO Propane by MAPCO and the acquisition of Star Gas by Petroleum Heat and Power (the "Propane Distribution Comparable Acquisitions").

     CS First Boston selected these acquisitions based on the activity of the acquired companies in businesses comparable to that of the Gas Distribution and Propane Distribution businesses. For the Gas Distribution and Propane Distribution businesses, CS First Boston calculated the adjusted purchase price (equity purchase price plus total assumed debt less assumed cash) as a multiple of sales, EBITDA and EBIT of each acquired company for the latest available twelve month period immediately preceding the announcement of the acquisition of such company. For the Gas Distribution business, CS First Boston also calculated the equity purchase price as a multiple of book value and net income for the latest available twelve month period immediately preceding the announcement of the acquisition of such company. CS First Boston then calculated imputed enterprise values of the Gas Distribution and Propane Distribution businesses by applying LTM sales, LTM EBITDA and LTM EBIT for each LEI Business to the multiples derived from its analysis of the acquired companies. CS First Boston also calculated imputed enterprise values of the Gas Distribution business by applying book value and LTM net income for the Gas Distribution business to the multiples derived from its analysis of the acquired companies. This analysis resulted in an enterprise valuation reference range for the Gas Distribution Business of approximately $300 million to $400 million and the Propane Distribution Business of approximately $45 million to $51 million.

     CS First Boston also reviewed certain actual financial and operating information of the TECO Businesses, and calculated imputed enterprise values by applying this actual financial and operating information of the TECO Businesses against multiples paid in certain merger and acquisition transactions in the electric utility industry (the "Electric Utility Comparable Acquisitions"), the barge and shipping industry (the "Trade and Transport Comparable Acquisitions"), the coal industry (the "Coal Comparable Acquisitions"), the oil and gas property market (the "Coalbed Methane Comparable Acquisitions") and the independent power producer industry (the "Power Services Comparable Acquisitions").

     REFERENCE VALUE RANGE. The results of the Discounted Cash Flow, Comparable Companies and Comparable Acquisitions analyses for the Gas Distribution, Propane Distribution, Cogen Investment and Gas Marketing businesses of LEI indicated an enterprise valuation reference range of approximately $384 million to $445 million and an equity valuation reference range of approximately $249 million to $310 million.

     RELATIVE CONTRIBUTION ANALYSIS. Using 1996 actual data for LEI as of September 30, 1996 and 1996 estimated data for TECO (for the year ended December 31, 1996 per TECO's Five Year Plan as provided by TECO management), CS First Boston analyzed the contribution attributable to LEI to the pro forma revenues, EBITDA, EBIT and net income of TECO following the Merger, and compared it to the pro forma LEI ownership percentage in TECO following the Merger based on the current market price of TECO Common Stock as of November 15, 1996 ($24.50) and the proposed Merger Consideration of $300.0 million ("Pro Forma LEI Ownership"). CS First Boston also analyzed the contribution attributable to LEI to the pro forma book value and total assets of TECO following the Merger, using book value and total assets as of September 30, 1996 for both TECO and LEI, and compared it to the Pro Forma LEI Ownership. CS First Boston calculated the Pro Forma LEI Ownership at approximately 9%. CS First Boston calculated the contribution of LEI to pro forma TECO net income, book value and total assets at approximately 8%, the contribution of LEI to pro forma TECO EBITDA and EBIT at approximately 10% and the contribution of LEI to pro forma revenues at approximately 17%. The actual results achieved by the combined company may vary from forecasted results, and the variations may be material.

     PRO FORMA MERGER ANALYSIS. CS First Boston also analyzed certain pro forma effects projected to result from the Merger, based upon financial forecasts provided by LEI and TECO management. CS First Boston was advised by the management of LEI and TECO that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. This analysis indicated that the Merger would be dilutive to the EPS of TECO for its 1997 and 1998 fiscal years. CS First Boston also reviewed certain 1997 and 1998 estimated financial coverage ratios of the combined entity resulting from the Merger, including EBITDA to estimated interest expense, EBIT to estimated interest expense and estimated total debt to total book capitalization. In this analysis, CS First Boston assumed that both LEI and TECO would perform substantially in accordance with earnings forecasts provided to CS First Boston by LEI's and TECO's management. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     PURCHASE PRICE ANALYSIS AND STOCK TRADING HISTORY. CS First Boston performed analyses relating to the Merger Consideration to be received by the LEI stockholders assuming various prices for TECO Common Stock. CS First Boston also examined the history of trading prices for TECO Common Stock and various historical information relating to TECO.

     MISCELLANEOUS. Pursuant to the terms of CS First Boston's engagement, LEI has agreed to pay CS First Boston for its services in connection with the Merger an aggregate transaction fee of $3.24 million, payable as follows: (i) $100,000 payable upon execution of the engagement letter (the "Financial Advisory Fee"),
(ii) a fee of $150,000 payable upon the signing of a definitive merger agreement (the "Announcement Fee"), and (iii) a transaction fee of $2.7 million, plus 0.9% of the aggregate consideration paid for LEI's equity in excess of $240 million (the "Transaction Fee"), payable upon the closing of TECO's acquisition of all or a substantial amount of the assets or capital stock of LEI, against which the Financial Advisory Fee and the Announcement Fee are creditable. LEI has also agreed to reimburse CS First Boston for its reasonable out-of-

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

pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by CS First Boston, and to indemnify CS First Boston and certain related entities against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course of business, CS First Boston and its affiliates may actively trade the debt and equity securities of TECO for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. CS First Boston in the past has provided financial advisory and investment banking services to LEI unrelated to the Merger, for which services CS First Boston has received compensation, and may provide additional services to LEI and TECO in the future.

     CS First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

MANNER AND BASIS OF CONVERTING SHARES

     At the Effective Time, each outstanding share of LEI Common Stock, other than shares of LEI Common Stock held directly or indirectly by LEI and shares for which dissenters' rights have been properly exercised, will be converted into the right to receive a pro rata share of the Merger Consideration. The Merger Consideration shall equal the number of shares (rounded down to the nearest whole share and subject to the payment of cash for fractional shares as described below) of TECO Common Stock determined by dividing $300,000,000 by the average of the closing prices of TECO Common Stock as reported on the NYSE for the 20 trading days ending on the third trading day prior to the Closing Date (the "TECO Common Stock Market Value"), provided, however, that the TECO Common Stock Market Value shall not exceed $27.25 nor be less than $22.25. Based upon the current number of LEI shares currently outstanding, each exchanged share of LEI Common Stock will, thus, be converted into the right to receive between
10.3018 and 12.6168 shares of TECO Common Stock. Appropriate adjustments shall be made in the event of any TECO recapitalization, stock dividend or similar capital change prior to the Closing Date. See also "THE MERGER
AGREEMENT -- Termination" for a discussion of events which may lead to a greater or smaller number of shares of TECO Common Stock constituting the Merger Consideration.

     As soon as practicable following the Effective Time, TECO will mail to each record holder of LEI Common Stock immediately prior to the Effective Time, a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging LEI Common Stock certificates for TECO Common Stock certificates and cash in lieu of fractional shares. Letters of transmittal will also be available following the Effective Time at the offices of TECO in Tampa, Florida. After the Effective Time, there will be no further registration of transfers on the stock transfer books of LEI of shares of LEI Common Stock that were outstanding immediately prior to the Effective Time. Share certificates should not be surrendered for exchange by shareholders of LEI prior to the Effective Time and the receipt of a letter of transmittal.

     No fractional shares of TECO Common Stock will be issued in the Merger. Each shareholder of LEI otherwise entitled to a fractional share will receive an amount in cash equal to the value of such fractional share based upon the TECO Common Stock Market Value. No interest will be paid on such amount, and all shares of LEI Common Stock held by a record holder shall be aggregated for purpose of computing the amount of such payment.

     Until so surrendered and exchanged, each certificate previously evidencing LEI Common Stock shall represent solely the right to receive TECO Common Stock and cash in lieu of fractional shares. Unless and until any such certificates shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of TECO Common Stock as of any time on or after the Effective Time shall be paid to the holders of such certificates previously evidencing LEI Common Stock; provided, however, that, upon any such surrender and exchange of such certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of

TECO Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of TECO Common Stock.

ESCROW AGREEMENT; INDEMNIFICATION

     At the Effective Time, five percent of the number of shares of TECO Common Stock comprising the Merger Consideration shall be deposited in escrow under the Escrow Agreement to satisfy certain claims for which TECO is entitled to be indemnified under the Merger Agreement, including payment of $5,670,000 if the cogeneration project referred to below is disposed of, under certain circumstances, for $5,900,000 or less. See "THE MERGER AGREEMENT -- Escrow and Indemnity."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In conjunction with the execution of the Merger Agreement, John A. Brabson, Jr., President of LEI, has entered into an employment agreement with TECO and LEI dated November 21, 1996, with an employment term commencing at the Effective Time and expiring six months thereafter (the "Employment Term"), which may be extended by mutual agreement. Mr. Brabson will be employed as Chairman of PGS, which will be a division of TECO. Mr. Brabson will be paid at his current annual base compensation rate of $265,000 for the Employment Term, plus if he remains employed to the end of the Employment Term, continuation of his current entitlement to a bonus of 30% of his base compensation and a contribution to his Deferred Compensation Incentive Program account equal to 25% of base salary and bonus. At the Effective Time, Mr. Brabson will receive a severance payment of $539,000, a cash payment of $74,000, representing two years service credit under the Peoples Gas System, Inc. Retirement Plan, a cash payment of $66,000 representing compensation for foregoing service credit during the Employment Term under LEI's Supplemental Executive Retirement Plan, vesting and entitlement to immediate distribution of all amounts credited to his account under the Deferred Compensation Incentive Program and an increase in his benefit under the Supplemental Executive Retirement Plan of LEI based on the assumption that Mr. Brabson is two years older than his actual age. TECO will also arrange to provide Mr. Brabson health insurance benefits for two years following his termination of employment. Pursuant to the Employment Agreement, Mr. Brabson has agreed to a two year non-compete covenant with TECO in consideration for a $150,000 cash payment payable at the Effective Time. Additionally, TECO will pay, until the completion of Mr. Brabson's current terms as chairman of the American Gas Cooling Center and as a director of the American Gas and the Southern Gas Associations, membership dues in such organizations and reasonable expenses associated with meeting attendance and performance of responsibilities.

     Jack E. Uhl, Chief Financial Officer of PGS, has entered into an employment agreement with TECO and LEI dated November 21, 1996, with an employment term commencing at the Effective Time and expiring six months thereafter (the "Employment Term"), which may be extended by mutual agreement, Mr. Uhl will be employed in a position in the PGS division of TECO commensurate with his position with LEI before the Effective Time. Mr. Uhl will be paid at his current annual base compensation rate of $167,400 for the Employment Term, plus if he remains employed to the end of the Employment Term, continuation of his current entitlement to a bonus of 30% of his base compensation and a contribution to his Deferred Compensation Incentive Program account equal to 25% of base salary and bonus. Upon termination of employment other than for cause or upon expiration of the Employment Term, Mr. Uhl will receive a severance payment of $386,000, a cash payment of $102,000, representing two years service credit under the Peoples Gas System, Inc. Retirement Plan and vesting and entitlement to immediate distribution of all amounts credited to his account under the Deferred Compensation Incentive Program. TECO will also arrange to provide Mr. Uhl continuation of health insurance benefits for two years following termination of employment. Pursuant to this Employment Agreement, Mr. Uhl has agreed to a two-year non-compete covenant with TECO in exchange for a $50,000 cash payment.

     Each of Gerald Cox, Dan Pountney, Frank Sivard, Elliott White and Lee Young, officers of PGS, have entered into a severance agreement with TECO and LEI dated November 21, 1996, effective at the Effective Time and expiring two years thereafter (the "Employment Term"). If an officer's employment is terminated before the end of the Employment Term by TECO without cause, the officer will receive a severance payment equal to two times the annual rate of his base salary and target bonus amount, an increase in his benefit under the Supplemental Executive Retirement Plan of LEI with the assumption that the officer is two years older than his actual age and vesting and entitlement to immediate distribution of all amounts credited to his account under LEI's Deferred Compensation Incentive Program. Appropriate outplacement assistance will be provided to the officer. TECO will also arrange to provide the officer continuation of life, disability, accident and health insurance benefits for two years following termination of employment.

     TECO has also entered into severance agreements with certain key employees of LEI. The severance agreements for key employees provide that if an employee is terminated within two years after the Effective Time he will receive a payment of one time his base salary plus annual bonus, an increase in benefits from the Supplemental Executive Retirement Plan of LEI by adding one year of age in the benefit calculations (unless previously paid in connection with the termination of the Supplemental Executive Retirement Plan), continuation of life, disability accident and health insurance benefits for one year following termination of employment and availability of appropriate outplacement services.

     In the event the LEI shareholders do not approve the proposal regarding payments under the severance and employment agreements as set forth in "CONSENT SOLICITATION -- Proposals in the Consent," benefits payable under the agreements are subject to reduction to the extent that any portion of such payments is not deductible by TECO as a result of Section 280G of the Code.

EFFECTIVE TIME

     It is expected that the closing contemplated by the Merger Agreement will take place after all the conditions to the Merger have been satisfied or waived, which is expected to be by mid-1997 (the "Closing Date").

     The date and time of the filing of appropriate merger documents with the Florida Department of State, or such later time as may be specified therein, will be the Effective Time of the Merger. LEI and TECO will cause such merger documents to be filed and recorded as soon as practicable on or after the satisfaction or waiver of all conditions to the Merger. It is expected that the merger documents will be filed on the Closing Date.

RESALES OF TECO COMMON STOCK

     The shares of TECO Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may be traded without restriction by all former holders of shares of LEI Common Stock who are not "affiliates" (as defined under the Securities Act) of LEI ("Affiliates"). Directors, executive officers and certain 5% shareholders of LEI may be deemed to be Affiliates. It is a condition to TECO's obligations under the Merger Agreement that each Affiliate execute and deliver to TECO an "affiliate letter" setting forth certain restrictions on such Affiliate's ability to sell the shares of TECO Common Stock received in the Merger. Such restrictions arise from the applicable provisions of Rules 144 and 145 under the Securities Act and the requirements for "pooling of interest" accounting treatment.

                              THE MERGER AGREEMENT

REPRESENTATIONS, WARRANTIES AND COVENANTS

     LEI and TECO have made certain representations and warranties to each other relating to, among other things, compliance with laws, preparation of financial statements, legal actions and proceedings, the absence of undisclosed liabilities, and capitalization and share ownership.

     LEI has agreed that, except with the prior written consent of TECO and with certain other exceptions set forth in the Merger Agreement, prior to the consummation of the Merger it shall observe certain covenants relating to the conduct of LEI's business, including conducting its business in the usual course and using reasonable efforts to (i) preserve intact and keep available the services of LEI's employees, (ii) keep in effect certain insurance policies in coverage amounts not less than those in effect at the date of the Merger Agreement, (iii) preserve its business, advertise, promote and market its services, keep its properties intact

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

and preserve its goodwill, and (iv) use all reasonable efforts to preserve and protect its intellectual property rights.

     LEI has also agreed that, except with the prior written consent of TECO and with certain other exceptions set forth in the Merger Agreement, it will not take the following actions: (i) sell or transfer, or mortgage, pledge or create or permit to be created any security interest on, any of its assets other than sales or transfers in the ordinary course of business; (ii) incur any obligation or liability other than in the ordinary course of business, incur any indebtedness for borrowed money except under existing loan agreements in the ordinary course or enter into any other contracts or commitments involving payments of $100,000 or more, other than purchase orders or commitments for natural gas or propane gas in the ordinary course of business with a term not exceeding one year; (iii) change the compensation or fringe benefits for any officer, director, employee, or consultant, except for ordinary merit increases for employees based on periodic reviews in accordance with past practices, or enter into or modify any employee benefit plan or any employment, severance or other agreement with any officer, director, employee, or consultant of LEI; (iv) grant or accelerate the exercisability of any option, warrant, or other right to purchase, or convert any obligation into, shares of LEI capital stock, declare or pay any dividend or other distribution with respect to any shares of LEI capital stock except ordinary dividends in accordance with past practice out of current income not exceeding $1.125 per share quarterly, or issue any shares of its capital stock; (v) amend its articles of incorporation or bylaws; (vi) make any filings with any government authority regarding its rates or charges, standards of service, accounting matters or services it provides, except in the ordinary course of business consistent with past practices and not less than ten days after having furnished a copy of such filing to TECO; or (vii) make any material acquisition of property other than in the ordinary course of business.

     TECO has agreed, with regard to the employee benefit plans that LEI currently provides to its employees, that commencing on the Closing Date, TECO will maintain for former LEI employees, the same, or substantially similar: (i) insurance coverages and benefits through December 31, 1997, after which date TECO may discontinue such coverages and benefits, in which case former LEI employees become eligible for the same coverages and benefits generally available to TECO employees; (ii) qualified plans through December 31, 1997, after which date TECO may either maintain LEI's qualified plan or permit former LEI employees to participate in TECO's retirement and retirement savings plans, crediting for such new plans the employee's service with LEI; (iii) Supplemental Executive Retirement Plan ("SERP") for one year, after which time TECO may either continue the SERP, permit certain SERP participants to participate in TECO's SERP or provide for distribution of the present value of a participant's accrued SERP benefit (specifically with respect to LEI officers on the date of the agreement, TECO will permit their participation in TECO's SERP); (iv) additional salary reduction contributions to LEI's Management Deferred Compensation Plan for two years, after which time TECO may prohibit future plan contributions but will continue to maintain plan accounts or a similar arrangement until amounts in the accounts are distributed; (v) LEI's Deferred Compensation Incentive Program ("DCIP") through September 30, 1997, after which date no further bonus credits will be made to the DCIP and TECO may either maintain such DCIP accounts or a similar arrangement until the amounts in the accounts are distributed; and (vi) other bonus plans with respect to services performed though September 30, 1997. TECO may terminate, as of the Closing Date, all LEI personnel policies and procedures, and substitute TECO policies and procedures; provided, however, LEI employees receive credit for service with LEI. See "THE MERGER -- Interests of Certain Persons in the Merger."

     TECO has also agreed that rights to indemnification provided to officers and directors by the bylaws and charters of LEI and its subsidiaries shall survive the Closing Date, and TECO shall use reasonable efforts to maintain for three years following the Closing Date LEI's current directors' and officers' liability insurance policy (or a similar such policy) with respect to causes of action arising from acts or omissions occurring on or before the Closing Date; provided, however, TECO is not required to expend more than 125% of current annual premiums paid by LEI for such insurance.

     LEI and TECO have each agreed to use their respective reasonable efforts to obtain all authorizations, consents and permits necessary to the consummation of the transactions contemplated by the Merger Agreement, and to perform and fulfill its obligations under the Merger Agreement, to obtain the other party's approval prior to issuance of any press release or other information to the press or any third party with respect to the Merger Agreement or the transactions contemplated thereby.

CONDITIONS OF MERGER

     In addition to the adoption of the Merger Agreement by the shareholders of LEI, the respective obligations of TECO and LEI to consummate the Merger are subject to the following conditions, among others, unless waived by TECO and
LEI: (i) the representations and warranties contained in the Merger Agreement must be accurate in all material respects at the Effective Time; (ii) all covenants and agreements required by the Merger Agreement to be performed or complied with shall have been performed or complied with in all material respects on or prior to the Effective Time; (iii) the parties shall have received customary legal opinions and other documents as described in the Merger Agreement; (iv) TECO shall have received letters from Coopers & Lybrand L.L.P. and Price Waterhouse LLP regarding pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if the Merger is consummated in accordance with the Merger Agreement; (v) TECO shall have received letters from specified Affiliates (as defined under "THE MERGER -- Resales of TECO Common Stock" above) of LEI agreeing not to sell or transfer shares of TECO Common Stock to be received in the Merger, except under certain circumstances or in compliance with certain conditions; (vi) the parties shall have obtained all approvals, consents and waivers required to be obtained in connection with the performance of the Merger Agreement; (vii) the parties shall have entered into an agreement governing the Merger Consideration to be held in escrow in the form of Exhibit B to the Merger Agreement (the "Escrow Agreement"); (viii) the Registration Statement shall have been declared effective by the Securities and Exchange Commission (the "Commission") and no stop order suspending the effectiveness thereof shall have been issued; (ix) any applicable waiting period under the HSR Act shall have expired or terminated; (x) the parties shall have received opinions of counsel to the effect that the Merger will be a tax-free reorganization; (xi) the interest of LEI in a cogeneration project shall have been disposed of so as to preserve "qualifying facility" status, unless consummation of the Merger will not adversely affect such status; and (xii) the shares of TECO Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; and
(xiii) certain related agreements shall have become effective. At any time prior to the Effective Time, any of the parties to the Merger Agreement may waive any conditions to its own obligation to consummate the Merger.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by LEI's shareholders, as follows: (i) by either party, by written notice to the other, if the Effective Time shall not have occurred by December 31, 1997 and a breach by the terminating party has not been the cause of or resulted in the failure of the Merger to occur on or before such date; (ii) by either party (provided that such party is not then in material breach of any representation, warranty, covenant or other agreement in the Merger Agreement), by written notice to the other party, if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties contained in the Merger Agreement on the part of the other party, which breach is either not cured within twenty (20) days following written notice to such other party or by its nature cannot be cured prior to the Closing; (iii) by either party, by written notice to the other, if any governmental entity shall have issued any injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction or other action shall have become final and nonappealable; (iv) by either party, if the required approval of the Merger Agreement by the shareholders of LEI shall not have been obtained within 60 days after the Registration Statement becomes effective; (v) by TECO if the LEI Board fails to promptly commence solicitation of LEI's shareholders for approval of the Merger Agreement, withdraws its recommendation that shareholders consent to such approval or approves an alternative transaction; (vi) by LEI, prior to the approval of the Merger by its shareholders, under certain limited circumstances, if an alternative transaction is proposed; (vii) at any time with the written consent of LEI and TECO; (viii) by LEI if the TECO Common Stock Market Value is less than $20.50, provided that TECO may negate such termination by notifying LEI of its intent to pay as the Merger Consideration the number of shares of TECO Common Stock having a value, based on the average of the closing prices of TECO Common Stock as reported by the NYSE for the 20 trading days ending on the third trading day prior to the Closing Date, equal in value to the value of the Merger Consideration if the TECO Common Stock Market Value had been $20.50; or (viii) by TECO if the TECO Common Stock Market Value is greater than $29.00, provided that LEI may negate such termination by notifying TECO of its intent to accept as the Merger Consideration the number of shares of TECO Common Stock having a value, based on the average of the closing prices of TECO Common Stock as reported by the NYSE for the 20 trading days ending on the third trading day prior to the Closing Date, equal in value to the value of the Merger Consideration if the TECO Common Stock Market Value had been $29.00.

     The decision whether to terminate the Merger Agreement if the TECO Common Stock Market Value is less than $20.50 or to negate any termination by TECO if the TECO Common Stock Market Value is greater than $29.00 may be made by the LEI Board. In making such decision, the LEI Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances existing at the time, including among other things the market for energy industry stocks in general, the relative value of the TECO Common Stock in the market, the alternatives then available to LEI, the advice of its financial advisors and legal counsel and, in the case of a decision to terminate the Merger Agreement, whether TECO is prepared to increase the Merger Consideration. By approving the Merger Agreement, the LEI shareholders would be permitting the LEI Board to determine, in the exercise of its fiduciary duties, to proceed with the Merger even though the TECO Common Stock Market Value is less than $20.50 and there is no increase in the number of shares of TECO Common Stock or, in the case of a termination by TECO, to negate that termination and proceed with the Merger accepting fewer shares of TECO Common Stock that would be equal in value to the value of the Merger Consideration if the TECO Common Stock Market Value had been $29.00. The LEI Board has made no decision as to the circumstances in which it would elect not to terminate the Agreement even if the TECO Common Stock Market Value fell below $20.50 or would elect to negate a termination by TECO if the TECO Common Stock Market Value rose above $29.00.

WAIVER AND AMENDMENT

     At any time prior to the Effective Time, (i) the parties to the Merger Agreement may, by written agreement, waive or extend the time for performance of any obligation under the Merger Agreement and (ii) any term or provision of the Merger Agreement may be waived in writing by the party entitled to the benefits thereof. After approval by the shareholders of LEI the Merger Agreement may not be amended to change the amount or kind of Merger Consideration or in any manner materially adverse to the LEI shareholders without their further approval.

NO SOLICITATION

     LEI has agreed not to (i) solicit, initiate or encourage discussions with any person, other than TECO, relating to the possible acquisition of LEI or all or a material portion of the assets or any of the capital stock of LEI or any merger or other business combination with LEI (an "Acquisition Transaction") or
(ii) except to the extent required by fiduciary obligations under applicable law as advised in writing by outside legal counsel, participate in any negotiations regarding, or furnish to any other person information with respect to, any effort or attempt by any other person to do or to seek any Acquisition Transaction. LEI has also agreed to inform TECO within one business day of receipt of any offer, proposal or inquiry relating to any Acquisition Transaction.

TERMINATION FEES

     If the Merger Agreement is terminated as described in the next sentence, LEI will be obligated to reimburse TECO in the amount of TECO's out-of-pocket expenses in connection with the Merger up to a maximum of $3,000,000. Such reimbursement will be required if the Merger Agreement is terminated by (i) either party if the LEI shareholder action adopting the Merger Agreement is not obtained; (ii) TECO, if it is not then in material breach of the Merger Agreement, for a material breach by LEI of any representation, warranty, covenant or agreement; and (iii) TECO if the LEI Board (A) withdraws its recommendation that shareholders consent to approval of the Merger Agreement or
(B) fails promptly to solicit the written consent of its shareholders to approval of the Merger Agreement. In addition, LEI will be required to pay TECO a fee of $12,000,000 (less such expense reimbursement) if the Merger Agreement is terminated under certain of the foregoing circumstances and LEI has received an acquisition proposal from a third party which it does not reject or enters into an acquisition agreement with a third party within 12 months.

     If LEI terminates the Merger Agreement because of a material breach by TECO and LEI is not then in material breach of the Merger Agreement, TECO will reimburse LEI for its costs and expenses relating to the Merger up to $1,800,000.

STOCK OPTION AGREEMENT

     TECO and LEI have entered into a Stock Option Agreement dated November 21, 1996 (the "Stock Option Agreement") in connection with, and as a condition to, TECO's execution of the Merger Agreement. The Stock Option Agreement is included as an exhibit to the Merger Agreement which is included as Annex I and is incorporated herein by reference. The following discussion sets forth a description of the material terms of the Stock Option Agreement and is qualified by, and made subject to, the more complete information set forth in the Stock Option Agreement.

     Under the Stock Option Agreement, LEI has granted to TECO an irrevocable option (the "Option") to purchase up to 212,664 shares of LEI Common Stock (the "Option Shares"), representing 19.9% of the outstanding shares, at a price per share of $280.72, which Option is exercisable in whole or in part at any time and from time to time after the occurrence of a Trigger Event (as defined below) and prior to the expiration of the Option. The Option may not be exercised if TECO is in material breach of any of its representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.

     A "Trigger Event" occurs if any person has made, or has disclosed an intention to make, a proposal to engage in an Acquisition Transaction which has not been rejected by LEI and the Merger Agreement is terminable by TECO because
(i) the LEI shareholders shall not have approved the Merger Agreement within sixty days of the effective date of the Registration Statement of which this Prospectus/Proxy Statement forms a part; (ii) the LEI Board (A) withdraws its approval of or recommendation in favor of the Merger Agreement, or (B) authorizes or recommends an Acquisition Transaction, or (iii) LEI materially breaches the Merger Agreement and such breach is either not cured within 20 days or cannot be cured prior to the Closing Date and at such time TECO is not in material breach of the Merger Agreement.

     The Option expires upon earliest of: (i) the Effective Time of the Merger,
(ii) the termination of the Merger Agreement pursuant to its terms other than pursuant to a Trigger Event, and (iii) 180 days after the termination of the Merger Agreement if such termination follows a Trigger Event, which period may be extended for limited periods if exercise of the Option is then prohibited or the Merger Agreement has terminated and a Trigger Event could occur thereafter.

     Put Right. TECO may require, (x) any time during which the Option is exercisable, LEI to repurchase from TECO all or any portion of the Option, at the price per share equal to the difference between the "Market/Offer Price" and the Exercise Price or (y) at any time prior to January 31, 1999, LEI to repurchase from TECO all or any portion of the shares purchased pursuant to the Option, at the price equal to the higher of the "Offer Price" and the Exercise Price. The "Offer Price" shall be the highest price per share offered pursuant to any Acquisition Transaction. The "Market/Offer Price" means, the higher of
(x) the highest price per share offered as of such date pursuant to any Acquisition Transaction which was initiated prior to such date and not terminated or withdrawn as of such date and (y) the Fair Market Value (as defined below) of the LEI Common Stock as of such date. The "Fair Market Value" of the LEI Common Stock shall mean the average of the daily closing sales prices during the ten trading days prior to the fifth trading day preceding the date of determination on an established national stock exchange or national inter-dealer quotation system on which the LEI Common Stock is regularly traded or, if it is not so traded during such period, the fair market value of the LEI Common Stock as determined by an independent investment banking firm of nationally recognized standing experienced in the valuation of companies in the natural gas distribution industry.

     Registration Rights. Following termination of the Merger Agreement, to the extent TECO owns shares of LEI Common Stock acquired pursuant to the exercise of the Option, LEI shall at the request of TECO register under the Securities Act all or any part of such shares; provided that LEI may elect instead to purchase such shares at their fair market value.

     Limitation on Fees. The aggregate amount payable by LEI to TECO as a Termination Fee and under the Stock Option Agreement shall not exceed $15,000,000. The amount deemed payable under the Stock Option Agreement for this purpose is the amount that would be payable if TECO had exercised the put right with respect to the Option.

ESCROW AND INDEMNITY

     Pursuant to the Merger Agreement, TECO will deposit 5% of the total number of shares of TECO Common Stock comprising the Merger Consideration with NationsBank, N.A. (South) as escrow agent (the "Escrow Agent"), to be held for a twelve-month period following the Effective Time and disbursed by the Escrow Agent in accordance with the Escrow Agreement. Such shares will be deducted pro rata from the shares allocable to each former holder of LEI Stock. While the shares are held in escrow, the shares are voted in accordance with instructions of the shareholder representatives appointed under the Escrow Agreement (the "Shareholder Representatives") and all dividends paid upon such shares will be distributed pro rata to the former holders of LEI Stock. The Escrow Agreement is included as Exhibit B to the Merger Agreement which is included as Annex I and is incorporated herein by reference.

     The Common Stock held under the escrow agreement will be applied to indemnify and hold harmless TECO (and its directors, officers, employees, agents and assigns) subsequent to the Effective Time (i) from and against all losses, liabilities, damages, deficiencies, costs or expenses, including interest and penalties imposed or assessed by any judicial or administrative body and reasonable attorney's fees, whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of the foregoing ("Losses"), arising out of any inaccuracy in, or breach of, any representation, warranty or covenant of LEI contained in the Merger Agreement and for certain other Losses specified in the Merger Agreement; and (ii) on account of the disposition of a cogeneration project, as described under "-- Disposition of Certain Assets." No such indemnification from escrow shall be payable unless the amount of all claims for indemnification (other than for disposition of the cogeneration facility) exceeds $1 million in the aggregate, and then such indemnification shall be payable only for the amounts above $1 million.

     By consenting to the Merger, an LEI shareholder is approving the terms and conditions of the Escrow Agreement naming Joseph L. Carrere and Stella F. Thayer as the Shareholder Representatives and thereby is agreeing to share in the obligation to indemnify TECO under the Merger Agreement but only to the extent of the shares deposited in escrow.

DISPOSITION OF CERTAIN ASSETS

     LEI and TECO have agreed to cooperate to dispose of LEI's interest in the cogeneration project owned by Pasco Cogen, Ltd. (the "Project"), to the extent necessary to maintain the ownership criteria necessary to preserve the Project's status as a "qualifying facility." LEI, furthermore, has agreed to indemnify TECO in the amount of $5,670,000 if, under certain circumstances, the aggregate proceeds from the disposition of such Project are $5,900,000 or less.

                  CERTAIN OTHER MATTERS RELATING TO THE MERGER

REGULATORY MATTERS

     Each of LEI and TECO expects to file promptly a notification report under the HSR Act with the FTC and the Department of Justice. Under the HSR Act, certain acquisition transactions, including the Merger, may not be consummated unless certain information has been furnished to the FTC and the Department of Justice and certain waiting period requirements have been satisfied. The transaction may also be reviewed by the Florida Attorney General.

     Other than the HSR filings, and, if necessary, any required approvals from the FERC, the filing of appropriate merger documents with the Florida Department of State and routine approvals and actions required under LEI's permits and licenses to reflect the change in control of LEI, there are no governmental approvals required to effect the Merger.

MERGER OF PGS INTO TAMPA ELECTRIC

     Contemporaneously with the Merger, TECO plans to merge PGS into Tampa Electric and operate PGS as a separate division. Accordingly, approval of the Commission under the Public Utility Holding Company Act of 1935 will not be required.

LYKES-DUKE/LOUIS DREYFUS, LTD.

     LEI owns a 40% equity interest in Lykes-Duke/Louis Dreyfus, Ltd., a Florida limited partnership formed in April 1996 to engage in, among other things, the power marketing business. If LEI continues to own this partnership interest at the time of the Merger, FERC approval will be required for the transfer of the interest to TECO pursuant to the Merger.

EXPENSES

     The Merger Agreement provides that whether or not the Merger is consummated, TECO and LEI will bear their respective expenses incurred in connection with the preparation, execution, and performance of the Merger Agreement and the transactions contemplated thereby; provided the aggregate amount of such expenses paid or incurred by LEI shall not exceed $5,000,000. TECO will pay all fees relating to the registration and issuance of the shares of TECO Common Stock comprising the Merger Consideration under applicable federal and state securities laws and the pre-merger notification form under the HSR Act. The expense of printing the Prospectus/Proxy Statement will also be borne by TECO.

ACCOUNTING TREATMENT

     TECO expects to account for the Merger as a pooling of interests. It is a condition to TECO's obligation to consummate the Merger that (i) LEI's independent accountants furnish a letter regarding LEI's qualification as a combining company for pooling of interests accounting treatment and (ii) TECO receives a letter from its independent accountants regarding the qualification of the Merger for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if the Merger is consummated in accordance with the Merger Agreement. See "THE MERGER AGREEMENT -- Conditions of Merger."

CERTAIN CREDIT AGREEMENTS

     LEI and its subsidiaries are required to obtain consents under certain credit agreements and guarantees in order to consummate the transactions contemplated by the Agreement. The consent of the lenders to Pasco Cogen, Ltd. is required for the disposition of LEI's interest in that project. TECO does not expect these consents to be an impediment to consummation of the Merger.

MANAGEMENT AFTER THE MERGER

  MANAGEMENT OF TECO

     Directors

     Following the consummation of the Merger, LEI will operate as a business unit of TECO. At and immediately after the Effective Time, the following individuals will be directors of TECO:

                                          PRINCIPAL OCCUPATION DURING                       PRESENT
                                              LAST FIVE YEARS AND                DIRECTOR    TERM
          NAME             AGE            OTHER DIRECTORSHIPS HELD(1)            SINCE(1)   EXPIRES
-------------------------  ---   ----------------------------------------------  --------   -------
Girard F. Anderson.......  64    President and Chief Operating Officer, TECO       1994       1998
                                 Energy, Inc.; formerly Executive Vice
                                 President-Utility Operations, TECO Energy,
                                 Inc. and President and Chief Operating
                                 Officer, Tampa Electric Company
DuBose Ausley............  59    Chairman, Ausley & McMullen (attorneys),          1992       1999
                                 Tallahassee, Florida; formerly Chairman,
                                 Macfarlane, Ausley, Ferguson & McMullen
                                 (attorneys), Tallahassee, Florida; also a
                                 director of Sprint Corporation (telephone
                                 holding company) and Capital City Bank Group
                                 Inc.
Sara L. Baldwin..........  65    Private Investor; formerly Vice President         1980       1997
                                 Baldwin & Sons, Inc. (insurance agency),
                                 Tampa, Florida
Hugh L. Culbreath........  75    Retired; formerly Chairman of the Board, TECO     1971       1997
                                 Energy, Inc. and Tampa Electric Company
James L. Ferman, Jr......  53    President, Ferman Motor Car Company, Inc.         1985       1999
                                 (automobile dealerships), Tampa, Florida; also
                                 a director of The Bank of Tampa and its
                                 holding company, The Tampa Banking Company
Edward L. Flom...........  66    Retired; formerly Chairman of the Board and       1980       1997
                                 Chief Executive Officer, Florida Steel
                                 Corporation (production and fabrication of
                                 steel products), Tampa, Florida; also a
                                 director of Outback Steakhouse, Inc.
                                 (steakhouse chain)
Henry R. Guild, Jr.......  68    President and Director, Northeast Investment      1980       1997
                                 Management, Inc. (private trustees and family
                                 investment advisers), Boston, Massachusetts
Timothy L. Guzzle........  60    Chairman of the Board and Chief Executive         1988       1998
                                 Officer, TECO Energy, Inc.; also a director of
                                 NationsBank Corporation (bank holding company)
Dennis R. Hendrix........  56    Chairman of the Board and formerly Chief          1995       1999
                                 Executive Officer and President, PanEnergy
                                 Corp. (interstate gas pipeline), Houston,
                                 Texas; also a director of Texas Eastern
                                 Products Pipeline Company, general partner of
                                 TEPPCO Partners, L.P., a publicly traded
                                 limited partnership

                                          PRINCIPAL OCCUPATION DURING                       PRESENT
                                              LAST FIVE YEARS AND                DIRECTOR    TERM
          NAME             AGE            OTHER DIRECTORSHIPS HELD(1)            SINCE(1)   EXPIRES
-------------------------  ---   ----------------------------------------------  --------   -------
Robert L. Ryan...........  53    Senior Vice President and Chief Financial         1991       1999
                                 Officer, Medtronic, Inc. (medical devices
                                 manufacturer), Minneapolis, Minnesota;
                                 formerly Vice President- Finance, Union Texas
                                 Petroleum Holdings, Inc. (independent oil and
                                 gas exploration and production), Houston,
                                 Texas; also a director of Inter- Regional
                                 Financial Group, Inc. (investment services)
                                 and United Healthcare Corporation
William P. Sovey.........  63    Vice Chairman and Chief Executive Officer and     1996       1997
                                 formerly President and Chief Operating
                                 Officer, Newell Co. (consumer products),
                                 Freeport, Illinois; also a director of Acme
                                 Metals, Inc. (steel and iron products)
J. Thomas Touchton.......  57    Managing Partner, The Witt-Touchton Company       1987       1998
                                 (private investment partnership), Tampa,
                                 Florida; also a director of 19 Merrill
                                 Lynch-sponsored mutual funds
John A. Urquhart.........  68    President, John A. Urquhart Associates            1991       1998
                                 (management consultants), Fairfield,
                                 Connecticut and Vice Chairman and director of
                                 Enron Corp. (diversified natural gas company),
                                 Houston, Texas; also a director of Hubbel Inc.
                                 (electric products) and Aquarion Company
                                 (utility management; public water supply;
                                 forest products)
James O. Welch, Jr.......  65    Retired; formerly Vice Chairman, RJR Nabisco,     1976       1999
                                 Inc. (consumer goods) and Chairman, Nabisco
                                 Brands, Inc. (food products); also a director
                                 of Kmart Corporation (retail) and Vanguard
                                 Group of Investment Companies (mutual fund
                                 company)

---------------
(1) All of the directors of TECO also serve as directors of Tampa Electric Company, and the period of service shown includes service on Tampa Electric Company's Board of Directors prior to the formation of TECO on January 15, 1981. On April 15, 1981, TECO became the corporate parent of Tampa Electric Company as a result of a reorganization.

     TECO has standing Audit and Compensation Committees of the Board of Directors. It does not have a Nominating Committee. The Compensation Committee is currently composed of Mrs. Baldwin and Messrs. Guild, Sovey, Urquhart and Welch (Chairman). The Audit Committee is currently composed of Messrs. Ferman, Flom, Hendrix, Ryan and Touchton (Chairman). Ausley & McMullen, of which Mr. Ausley is the Chairman, renders legal services to TECO.

     Compensation of Directors

     Directors who are not employees or former employees of TECO or any of its subsidiaries are paid an annual retainer of $27,000 and attendance fees of $750 for each meeting of the TECO Board, $750 for each meeting of the Board of Tampa Electric Company and $1,000 for each meeting of a committee of the TECO Board on which they serve. Directors may elect to defer these amounts with earnings credited at either the 90-day U.S. Treasury bill rate or a rate equal to the total return on TECO's Common Stock.

     TECO has an agreement with Mr. Culbreath under which he agrees to provide consulting services to TECO through December 31, 2000 for compensation at a rate of $175,000 per year. Mr. Culbreath served as Chief Executive Officer of TECO until April 1989 and retired as an employee in April 1990 at which time the consulting relationship commenced. The agreement provides for a severance benefit (in the event of a termination of Mr. Culbreath's consultancy following a change in control of TECO) equal to the total compensation that would have been payable over the remaining term of the agreement. This benefit will be reduced to the extent that such benefit, taking into account any other compensation provided by TECO, would not be deductible by the Corporation pursuant to Section 280G of the Internal Revenue Code.

     1991 Director Stock Option Plan. TECO has a Director Stock Option Plan in which all non-employee directors participate. The plan provides automatic annual grants of options to purchase shares of TECO Common Stock to each nonemployee director serving on the Board at the time of the grant. The exercise price is the fair market value of the TECO Common Stock on the date of grant, payable in whole or in part in cash or TECO Common Stock. The plan provides for an initial grant of options for 10,000 shares to each new director and an annual grant of options for 2,000 shares to each continuing director. Grants are made on the first trading day of the TECO Common Stock after each annual meeting of shareholders. The options are exercisable immediately and expire ten years after grant or earlier as provided in the plan following termination of service on the TECO Board.

     Directors' Retirement Plan. All directors who have completed 60 months of service as a director and who are not employees or former employees of TECO or any of its subsidiaries are eligible to participate in a Directors' Retirement Plan. Under this plan, a retired director or his or her surviving spouse will receive a monthly benefit at the rate of $20,000 per year. Such payments will continue for the lesser of the number of months the director served as a director or 120 months, but payments will in any event cease upon the death of the director or, if the director's spouse survives the director, the death of the spouse.

     Executive Officers

     The executive officers of TECO will not change as a result of the Merger. Biographical data for the current executive officers of TECO is contained in TECO's annual report on Form 10-K for the year ended December 31, 1995, which is attached hereto as Annex V and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     Compensation of TECO's Executive Officers

     The following tables set forth certain compensation information for the Chief Executive Officer of TECO and each of the four other most highly compensated executive officers of TECO and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                   ANNUAL COMPENSATION                      AWARDS
                       --------------------------------------------   ------------------
      NAME AND                                       OTHER ANNUAL     SHARES UNDERLYING       ALL OTHER
 PRINCIPAL POSITION    YEAR    SALARY     BONUS     COMPENSATION(1)   OPTIONS/SARS(#)(2)   COMPENSATION(3)
---------------------  ----   --------   --------   ---------------   ------------------   ---------------
Timothy L. Guzzle....  1995   $493,750   $415,000       $50,925             60,000             $31,092
  Chief Executive      1994    468,750    384,000                           40,000              28,703
  Officer              1993    443,750    194,000                           40,000              28,267

Girard F. Anderson...  1995    368,750    240,000        48,611             40,000              30,094
  President and Chief  1994    320,461    275,000                           24,000              25,076
  Operating            1993    284,750    110,000                           24,000              23,290
  Officer(4)

Keith S. Surgenor....  1995    272,500    195,000        45,664             25,000              17,994
  President and Chief  1994    215,376    225,000                           12,000              13,728
  Operating Officer    1993    179,500     60,000                           12,000              11,986
  of Tampa Electric
  Company(4)

Roger H. Kessel......  1995    238,500    135,000        44,765             17,000               9,052
  Senior Vice          1994    228,750    150,000                           14,000              10,257
  President -- General 1993    219,750     80,000                           14,000              10,417
  Counsel

Alan D. Oak..........  1995    225,000    135,000        44,264             17,000              14,432
  Senior Vice          1994    201,750    130,000                           13,000              12,905
  President -- Finance 1993    192,875     74,000                           13,000              12,843

---------------

(1) Participants in TECO's company car program received a one-time cash payment in connection with its elimination in 1995. The amount set forth includes this payment, which in the case of the named executive officers was $40,890.

(2) Limited Stock appreciation rights were awarded in tandem with the options granted. See note (2) under "Option/SAR Grants in Last Fiscal Year" below.

(3) The reported amounts for 1995 consist of $924 of premiums paid by TECO to the Executive Supplemental Life Insurance Plan for each of the named executive officers, with the balance in each case being employer contributions under the TECO Energy Group Retirement Savings Plan and Retirement Savings Excess Benefit Plan.

(4)  Prior to July 19, 1994, Mr. Anderson served as Executive Vice
     President -- Utility Operations and President of Tampa Electric Company and Mr. Surgenor served as Vice President -- Human Resources.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                    INDIVIDUAL GRANTS
                                                          -------------------------------------
                                          NUMBER OF        % OF TOTAL
                                            SHARES        OPTIONS/SARS   EXERCISE                  GRANT
                                          UNDERLYING       GRANTED TO     OR BASE                   DATE
                                         OPTIONS/SARS     EMPLOYEES IN     PRICE     EXPIRATION   PRESENT
                NAME                   GRANTED(#)(1)(2)   FISCAL YEAR    PER SHARE      DATE      VALUE(3)
-------------------------------------  ----------------   ------------   ---------   ----------   --------
Timothy L. Guzzle....................       60,000            12.29       $ 20.75      4/03/05    $236,799
Girard F. Anderson...................       40,000             8.19         20.75      4/03/05     157,866
Keith S. Surgenor....................       25,000             5.12         20.75      4/03/05      98,666
Roger H. Kessel......................       17,000             3.48         20.75      4/03/05      67,093
Alan D. Oak..........................       17,000             3.48         20.75      4/03/05      67,093

---------------

(1) The options are exercisable beginning on the date of grant, April 3, 1995.

(2) An equal number of stock appreciation rights which can only be exercised during limited periods following a change in control of TECO ("LSAR") were awarded in tandem with the options granted in 1995. Upon exercise of an LSAR, the holder is entitled to an amount based upon the highest price paid or offered for TECO Common Stock during the 30-day period preceding a change in control of TECO. The exercise of an option or an LSAR results in a corresponding reduction in the other.

(3) The values shown are based on the Black-Scholes valuation model and are stated in current annualized dollars on a present value basis. The key assumptions used for purposes of this calculation include the following:
     (a) a 7.5% discount rate; (b) a volatility factor based upon the average trading price for the 36-month period ending December 31, 1994; (c) a dividend factor based upon the 3-year average dividend paid for the period ending December 31, 1994; (d) the 10-year option term; and (e) the closing price of TECO's Common Stock on December 31, 1994. The present value of the options reported has been calculated by multiplying $20.75, the share price on the date of grant, by 0.1902, the Black-Scholes valuation factor, and by the number of shares underlying the options granted. The actual value an executive may realize will depend upon the extent to which the stock price exceeds the exercise price on the date the option is exercised. Accordingly, the value, if any, realized by an executive will not necessarily be the value determined by the Black-Scholes model.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                        FISCAL YEAR-END OPTION/SAR VALUE

                                                                              NUMBER OF         VALUE OF
                                                                          SHARES UNDERLYING    UNEXERCISED
                                                                             UNEXERCISED      IN-THE-MONEY
                                                                            OPTIONS/SARS      OPTIONS/SARS
                                                                           AT YEAR-END(#)      AT YEAR-END
                                                                          -----------------   -------------
                                          SHARES ACQUIRED      VALUE        EXERCISABLE/      EXERCISABLE/
                  NAME                      ON EXERCISE     REALIZED($)     UNEXERCISABLE     UNEXERCISABLE
----------------------------------------  ---------------   -----------   -----------------   -------------
Timothy L. Guzzle.......................            0               0         220,000/0       $ 1,210,000/0
Girard F. Anderson......................       24,000         150,000         112,000/0           548,749/0
Keith S. Surgenor.......................            0               0          91,000/0           603,563/0
Roger H. Kessel.........................            0               0         137,000/0         1,127,248/0
Alan D. Oak.............................            0               0          69,000/0           381,220/0

                                 PENSION TABLE

     The following table shows estimated annual benefits payable under TECO's pension plan arrangements for the named executive officers other than Messrs. Guzzle and Kessel:

                                                          YEARS OF SERVICE
                                          -------------------------------------------------
                                             5            10           15        20 OR MORE
                                          --------     --------     --------     ----------
        Final Three Years
        Average Earnings
          $200,000......................  $ 30,000     $ 60,000     $ 90,000      $120,000
           250,000......................    37,500       75,000      112,500       150,000
           300,000......................    45,000       90,000      135,000       180,000
           350,000......................    52,500      105,000      157,500       210,000
           400,000......................    60,000      120,000      180,000       240,000
           450,000......................    67,500      135,000      202,500       270,000
           500,000......................    75,000      150,000      225,000       300,000
           550,000......................    82,500      165,000      247,500       330,000
           600,000......................    90,000      180,000      270,000       360,000
           650,000......................    97,500      195,000      292,500       390,000
           700,000......................   105,000      210,000      315,000       420,000
           750,000......................   112,500      225,000      337,500       450,000

     The annual benefits payable to each of the named executive officers are equal to a stated percentage of such officer's average earnings for the three years before his retirement multiplied by his number of years of service, up to a stated maximum. The amounts shown in the table are based on 3% of such earnings and a maximum of 20 years of service. The amounts payable to Mr. Guzzle are based on 6% of earnings and a maximum of 10 years of service, and the amounts payable to Mr. Kessel are based on 5% of earnings and a maximum of 9 years of services.

     The earnings covered by the pension plan arrangements are the same as those reported as salary and bonus in the summary compensation table above. Years of service for the named executive officers are as follows: Mr. Guzzle (8 years), Mr. Anderson (36 years), Mr. Surgenor (7 years), Mr. Kessel (6 years) and Mr. Oak (22 years). The pension benefit is computed as a straight-life annuity commencing at the officer's normal retirement age and is reduced by the officer's Social Security benefits. The normal retirement age is 62 for Messrs. Guzzle, Anderson and Kessel and 63 for Messrs. Surgenor and Oak. The pension plan arrangements also provide death benefits to the surviving spouse of an officer equal to 50% of the benefit payable to the officer. If the officer dies during employment before reaching his normal retirement age, the benefit is based on the officer's service as if his employment had continued until such age. The death benefit is payable for the life of the spouse. If Mr. Guzzle's employment is terminated by TECO without cause or by Mr. Guzzle for good reason (as such terms are defined in Mr. Guzzle's employment agreement referred to below), his age and service for purposes of determining benefits under the pension plan arrangements are increased by two years.

     Employment and Severance Agreements

     TECO has severance agreements with the named executive officers under which payments will be made under certain circumstances following a change in control of TECO. A change in control means in general the acquisition by any person of 30% or more of TECO Common Stock, the change in a majority of the directors or the approval by the shareholders of a merger or consolidation of TECO in which TECO's shareholders do not have majority voting power in the surviving entity or of the liquidation or sale of the assets of TECO. Each of these officers is required, subject to the terms of the severance agreements, to remain in the employ of TECO for one year following a potential change in control (as defined) unless a change in control earlier occurs. The severance agreements provide that in the event employment is terminated by TECO without cause (as defined) or by one of these officers for good reason (as defined) following a change in control, TECO will make a lump sum severance payment to the officer of three times annual salary and bonus. Upon such termination, the severance agreements also provide for: (i) a cash payment equal to the additional retirement benefit which would have been earned under TECO's retirement plans if employment had continued for three years following the date of termination and (ii) participation in the life, disability, accident and health insurance plans of TECO for such period except to the extent such benefits are provided by a subsequent employer. In addition, these officers will receive a payment to compensate for the additional taxes, if any, payable on the benefits received under the severance agreements and any other benefits contingent on a change in control as a result of the application of the excise tax associated with Section 280G of the Internal Revenue Code.

     TECO has an employment agreement with Mr. Guzzle providing that if his employment is terminated by TECO without cause or by Mr. Guzzle for good reason, he will receive benefits similar to those provided under the severance agreements described above based upon a level of two times annual salary and bonus and a two-year benefit continuation period. Consistent with his employment agreement, Mr. Guzzle's 1995 option grant provides for a two-year exercise extension period in the event of such a termination. TECO also has an agreement with Mr. Kessel providing for a minimum base salary of $189,000 and salary continuation payments for one year in the event of termination by TECO without cause.

MANAGEMENT OF PGS

     Following the consummation of the Merger, John A. Brabson, Jr., the current President of LEI, will become chairman of PGS for a period of six (6) months (unless extended by the parties) to assist with the transition. He will report to Timothy L. Guzzle, Chairman and Chief Executive Officer of TECO.

     Jack E. Uhl, Chief Financial Officer of PGS, will remain employed for six
(6) months following the Closing Date and will also assist with the transition process.

     Gerald Cox, Dan Pountney, Frank Sivard, Elliott White and Lee Young, officers of PGS, will remain employed by PGS. This management team will be responsible for continuing the growth of PGS.

     A key member of this team will be William N. Cantrell, formerly vice-president Energy Supply for Tampa Electric and head of the merger transition team; he will report to Girard F. Anderson, President and Chief Operating Officer of TECO.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the principal federal income tax consequences of the Merger. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, current administrative rulings of the Internal Revenue Service ("IRS") and judicial decisions, all of which are subject to change. Moreover, this discussion does not purport to be a complete analysis of all potential tax effects relevant to a particular LEI shareholder nor does it address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under certain federal income tax laws. In addition, it does not describe any tax consequences arising under the laws of any state, local or foreign jurisdiction. Accordingly, each LEI shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the Merger in his or her own particular tax situation and regarding state, local and foreign tax implications of the Merger and any tax reporting requirements of the Merger.

     As a condition to the Merger, Palmer & Dodge LLP, counsel to TECO, and Macfarlane Ferguson & McMullen, counsel to LEI, each will deliver an opinion to the effect that the description of the federal income tax consequences of the Merger contained in this section fairly and accurately sets forth the material federal income tax consequences of the Merger for LEI shareholders, assuming the Merger is consummated in accordance with the terms of the Merger Agreement. This summary reflects the views of such respective counsel as to the material federal income tax consequences of the Merger. However, both the opinion and this summary are based upon representations by the managements of LEI and TECO and current law, and assume that the Merger is carried out as described herein. If those representations are not accurate, if changes are made to current law or if the Merger is not carried out as described herein, the federal income tax consequences of the Merger may vary from those described in the opinion and in this summary. Neither this summary nor the legal opinion is binding on the IRS, and no rulings have been or will be requested from the IRS with respect to the Merger.

TAX TREATMENT OF LEI AND TECO

     In the opinion of Palmer & Dodge LLP and Macfarlane Ferguson & McMullen, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is anticipated that LEI and TECO will recognize no gain or loss by reason of the Merger.

TAX CONSEQUENCES TO LEI'S SHAREHOLDERS

     In the opinion of Macfarlane Ferguson & McMullen, no gain or loss will be recognized by a LEI shareholder with respect to the receipt of TECO Common Stock in exchange for LEI Common Stock in the Merger. The basis of TECO Common Stock received by a LEI shareholder will be the same as the basis of the LEI Common Stock exchanged therefore. The holding period of the TECO Common Stock, including any fractional shares deemed received, will include the holding period of the LEI Common Stock surrendered in exchange therefor, provided the LEI Common Stock was a capital asset in the hands of such shareholder at the Effective Time. A LEI shareholder will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share of TECO Common Stock and the portion of the shareholder's basis that is allocable to the fractional share. Generally, any such gain or loss will be capital gain or loss assuming the LEI Common Stock surrendered is held as a capital asset at the Effective Time and will be long-term capital gain or loss if the shareholder has held his or her LEI Common Stock for more than one year at the Effective Time.

     A LEI shareholder who exercises dissenters' rights with respect to his or her shares will be subject to tax on the receipt of payments pursuant to the stock redemption rules of Section 302 of the Code (taking into account the stock attribution rules of Section 318 of the Code). In general, if a shareholder holds his or her shares in LEI as a capital asset at the Effective Time, such shareholder will recognize capital gain or loss measured by the difference between the amount of cash received by such shareholder and the basis for his or her shares.

                              DESCRIPTION OF TECO

     The business of TECO is described in TECO's annual report on Form 10-K for the year ended December 31, 1995, which is attached hereto as Annex V and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              TECO SHARE OWNERSHIP

     The following table sets forth information with respect to all persons who are known to TECO to be the beneficial owner of more than five percent of the outstanding TECO Common Stock as of October 31, 1996.

                        NAME AND ADDRESS                    SHARES        PERCENT OF CLASS
        -------------------------------------------------  ---------      ----------------
        Franklin Resources, Inc. ("Franklin")............  6,410,550(1)          5.5%
        777 Mariners Island Boulevard
        San Mateo, California 94404

---------------
(1) Franklin's ownership information is based on its Schedule 13G filed with the Securities and Exchange Commission, dated February 12, 1996, which reported that Franklin has sole voting power over 6,406,150 of these shares and shared investment power over all of these shares.

     The following table sets forth the shares of TECO Common Stock beneficially owned as of October 31, 1996 by TECO's directors, its executive officers named in the summary compensation table above and its directors and executive officers as a group. Except as otherwise noted, such persons have sole investment and voting power over the shares. The number of shares of TECO's Common Stock beneficially owned by any director or executive officer or by all directors and executive officers as a group does not exceed 1% of such shares outstanding as of October 31, 1996.

           NAME             SHARES(1)
--------------------------  ---------
Girard F. Anderson........    157,285(2)(3)
DuBose Ausley.............     23,676
Sara L. Baldwin...........     22,918(4)
Hugh L. Culbreath.........     77,825(5)
James L. Ferman, Jr. .....     28,201(6)
Edward L. Flom............     24,172(7)
Henry R. Guild, Jr. ......    123,604(8)
Timothy L. Guzzle.........    199,018(2)(9)
Dennis R. Hendrix.........     12,500

           NAME             SHARES(1)
--------------------------  ---------
Robert L. Ryan............     22,000(10)
William P. Sovey..........     11,000
J. Thomas Touchton........     24,000(11)
John A. Urquhart..........     23,461(12)
James O. Welch, Jr. ......     28,600(13)
Keith S. Surgenor.........     97,814(2)(14)
Roger H. Kessel...........    145,342(2)
Alan D. Oak...............     79,098(2)(15)
All directors and
  executive officers as a
  group (18 persons)......  1,070,492(2)(16)

---------------
 (1) The amounts listed include the following shares that are subject to options granted under TECO's stock option plans: Mr. Ausley, 18,000 shares; Mrs. Baldwin and Messrs. Culbreath, Ferman, Flom, Guild, Ryan, Touchton and Welch, 20,000 shares each; Mr. Urquhart, 17,200 shares; Messrs. Hendrix and Sovey, 10,000 shares each; Mr. Guzzle, 140,000 shares; Mr. Anderson, 112,000 shares; Mr. Surgenor, 77,000 shares; Mr. Kessel, 137,000 shares; Mr. Oak, 43,000 shares; and all directors and executive officers as a group, 739,200 shares.

 (2) The amounts listed include the following shares that are held by benefit plans of TECO for an officer's account: Mr. Guzzle, 2,018 shares; Mr. Anderson, 8,665 shares; Mr. Surgenor, 2,612 shares; Mr. Kessel, 2,242 shares; Mr. Oak, 9,868 shares; and all directors and executive officers as a group, 25,608 shares.

 (3) Includes 800 shares owned by Mr. Anderson's wife, as to which shares he disclaims any beneficial interest.

 (4) Includes 350 shares held by a trust of which Mrs. Baldwin is a trustee.

 (5) Includes 8,000 shares owned by Mr. Culbreath's wife, as to which shares he disclaims any beneficial interest.

 (6) Includes 2,584 shares owned jointly by Mr. Ferman and his wife. Also includes 897 shares owned by Mr. Ferman's wife, as to which shares he disclaims any beneficial interest.

 (7) Includes 1,596 shares owned by Mr. Flom's wife, as to which shares he disclaims any beneficial interest. Also includes 1,388 shares owned by a Revocable Living Trust of which Mr. Flom is the sole trustee.

 (8) Includes 101,204 shares held by trusts of which Mr. Guild is a trustee. Of these shares, 49,825 are held for the benefit of Mr. Culbreath and are also included in the number of shares beneficially owned by him.

 (9) Includes 20,000 shares owned by a Revocable Living Trust of which Mr. Guzzle is a trustee.

(10) Includes 2,000 shares owned jointly by Mr. Ryan and his wife.

(11) Includes 4,000 shares owned by a Revocable Living Trust of which Mr. Touchton is the sole trustee.

(12) Includes 1,000 shares owned by Mr. Urquhart's wife, as to which shares he disclaims any beneficial interest.

(13) Includes 2,000 shares owned by a charitable foundation of which Mr. Welch is a trustee.

(14) Includes 9,298 shares owned jointly by Mr. Surgenor and his wife.

(15) Includes 20,130 shares owned by a Revocable Living Trust of which Mr. Oak's wife is the sole trustee.

(16) Includes a total of 13,882 shares owned jointly with spouses. Also includes a total of 12,293 shares owned by spouses, as to which shares beneficial interest is disclaimed.

                        DESCRIPTION OF TECO COMMON STOCK

COMMON STOCK

     The authorized capital stock of TECO consists of 400,000,000 shares of common stock, $1.00 par value and 10,000,000 shares of preferred stock, $1.00 par value. Each share of TECO Common Stock is entitled to one vote on all maters requiring a vote of TECO shareholders and, subject to the rights of any outstanding shares of preferred stock, shall be entitled to receive such dividends, in cash, securities or property, as may from time to time be declared by the TECO Board. In the event of any liquidation, dissolution, or winding up of TECO, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, the holders of TECO common stock shall be entitled to share ratably, according to the number of shares held by them, in all remaining assets of TECO available for distribution. See "COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK AND LEI COMMON STOCK" for more information regarding rights of holders of TECO Common Stock.

RIGHTS

     On April 27, 1989, the Board of Directors of TECO declared a dividend distribution of one right (a "Right") for each share of TECO Common Stock currently outstanding or issued thereafter and prior to when such Rights become exercisable. Each Right entitles a registered holder to purchase from the TECO one share of TECO Common Stock.

     Until the Rights become exercisable, they are evidenced by certificates of shares of TECO Common Stock and automatically trade with such TECO Common Stock. The Rights will separate from TECO Common Stock and a distribution of Rights certificates will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of TECO Common Stock or (iii) immediately after the TECO Board shall declare any person to be an adverse person (an "Adverse Person").

     The Rights are not exercisable until the distribution date and will expire at the close of business on May 7, 1999, unless earlier redeemed by TECO.

     The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire TECO. The Rights should not interfere with any merger or other business combination approved by the TECO Board since the TECO Board may, at its option, at any time until ten days following the Stock Acquisition Date or until the date the TECO Board declares a person to be an Adverse Person redeem all but not less than all the then outstanding Rights.

                               DESCRIPTION OF LEI

OVERVIEW

     General

     LEI was incorporated in Florida in 1986 as part of a restructuring in which it became the parent corporation of its now largest subsidiary, PGS. LEI is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935 ("PUHCA"). It is subject to regulation under PUHCA with respect to the acquisition of voting securities of other public utility companies. LEI owns no operating assets, but owns all of the common stock of PGS and the other subsidiaries listed below.

     LEI has six principal, directly owned subsidiaries:

        - PGS, a Florida corporation and LEI's largest subsidiary, is a natural gas utility that serves approximately 200,000 customers wholly within peninsular Florida with an annual natural gas throughput (the amount of gas delivered to its customers) in 1996 of 859,799,000 therms. See "-- Regulation."

        - Peoples Gas Company ("PGC"), a Florida corporation formed in 1950 and formerly a subsidiary of PGS, sells liquefied petroleum gas, or propane, to more than 35,000 customers, primarily within the areas of peninsular Florida.

        - Peoples Sales & Service ("PS&S"), a Florida corporation formed in 1989, sells, installs and services all brands of gas appliances, and installs venting and piping for residential and commercial customers, all within the State of Florida.

        - Peoples Cogeneration Company ("Peoples Cogen"), a Florida corporation formed in 1985, through its wholly owned subsidiary, Pas Power Co. ("Pas"), a Florida corporation formed in 1991, owns a 50% interest in a Florida limited partnership (Pasco Cogen, Ltd.) which owns and operates a natural gas-fired cogeneration facility located in Pasco County, Florida, with a net generating capability of approximately 109 megawatts ("MW").

        - Lykes Energy Investments, Inc. ("Lykes Investments"), and its wholly owned subsidiary, Lykes Energy Ventures, Inc. ("Lykes Ventures"), each a Florida corporation formed in April 1996, are engaged in making investments in ventures which provide various forms of energy and energy services to customers throughout Florida.

        - Suwannee Gas Marketing, Inc. ("Suwannee"), a Florida corporation formed in 1988, markets natural gas as a commodity to large commercial and industrial customers. Suwannee is a partner with JV Trading (a subsidiary of Southern Natural Gas Company) in Seminole Gas Marketing, a partnership which provides for the transportation of large quantities of natural gas into the Jacksonville market. It is also a partner with Sonat Ventures, Inc. (also a subsidiary of Southern Natural Gas Company) in a joint venture formed to assist in developing the public/private infrastructure necessary to support the natural gas-fueled vehicle market.

     In addition, Gator Gas Marketing, Inc. ("Gator"), a Florida corporation formed in 1988, a wholly owned subsidiary of Suwannee, provides acquisition services for natural gas and temporary pipeline transportation capacity to larger municipal, industrial and electric power generation (including cogeneration) customers.

     LEI's History

     Although the reorganization that resulted in the formation of LEI as a holding company did not occur until 1986, the initial operations of LEI's largest subsidiary, PGS, date to 1895, when Tampa Gas Company was formed as a corporation. Tampa Gas Company distributed gas which it manufactured from a coal gasification process, primarily within the City of Tampa. In 1955 Tampa Gas Company was merged into Peoples Water and Gas Company, a Florida corporation formed in 1949. Peoples Water and Gas had earlier acquired two corporations engaged in the distribution of manufactured gas in the cities of Fort Lauderdale and

Miami Beach in 1928 and 1929, respectively. In 1958, the name of Peoples Water and Gas was changed to Peoples Gas System, Inc.

     In 1959, PGS began its current operations as a distributor of natural gas, first made available in Florida by the completion of Florida Gas Transmission Company's ("FGT's") interstate natural gas pipeline. PGS purchased all of its gas supplies from FGT, and resold such gas to municipal, industrial, commercial and residential customers within and adjacent to Tampa, North Miami, Miami Beach and Fort Lauderdale. By 1979, PGS' annual sales of natural gas were approximately 135,659,000 therms. (A therm is a unit of heat equal to 100,000 British thermal units, or Btu.)

     In 1979, PGS acquired the retail distribution assets of Florida Gas Company, which had local natural gas distribution systems in and adjacent to the cities of Jacksonville, Daytona Beach, St. Petersburg, Lakeland, Eustis, Orlando, Avon Park, Frostproof and Miami (as well as smaller municipalities). Following that acquisition, PGS' sales of natural gas were approximately 405,440,000 therms annually.

     Since acquiring the distribution assets of Florida Gas Company, PGS has continued to expand the scope and size of its market for natural gas through the acquisitions, in 1990 and 1991 respectively, of the distribution assets of Southern Gas Company, a Division of Donovan Companies, Inc. (which operated in and adjacent to Sarasota and Bradenton), and Palm Beach County Utilities Corporation (which operated in the Palm Beach area), as well as by expanding its distribution system into areas adjacent to those previously served. As of the end of the 1996 fiscal year, PGS' system throughput (sales and transportation) of natural gas reached 859,799,000 therms on an annual basis. Since 1992, PGS has generated in excess of 85% of LEI's net income.

     LEI's natural gas operations also include the activities of its second-tier subsidiary Gator, which -- since its formation in 1988 -- has provided acquisition services for natural gas and temporary pipeline capacity to larger industrial and electric power generation customers. In addition to acquiring and reselling natural gas to its customers, Gator also provides gas management services, acting as the agent of its customers for purposes of nominating and scheduling deliveries of gas to the transporting interstate pipelines and to PGS, assisting customers in their relations with gas suppliers, monitoring imbalances between receipts and deliveries of gas for the accounts of the customers, and consulting with such customers with respect to their operations which consume gas.

     The propane operation, PGC, dates back to the original Tampa Gas Company. The current propane operation was formed as Peoples Gas Company in 1950. Prior to 1979 PGC operated in the Tampa and Miami markets. Concurrent with the acquisition of the natural gas distribution system of Florida Gas Company in 1979, the propane operation was expanded to incorporate Florida Gas Company's propane operations.

     Since that time, PGC has grown by expanding existing markets as well as through acquisitions of existing independent propane operations. More recent acquisitions (1991 and 1992) include independent distributors in Sarasota and Palm Beach. The operations acquired were positioned in growth markets not previously served by PGC. PGC is among the top 25 independent distributors nationally and is the largest independent propane distributor in Florida.

     PS&S was formed in 1989. Prior to that time, the primary activities of the company (i.e., sales, installation and service of gas related appliances and equipment) were reflected as part of PGS. PS&S' growth has been directly linked to the growth and expansion of the natural gas and propane operations.

BUSINESS STRATEGY

     Natural Gas. PGS' primary marketing strategy is to develop specific marketing plans for each operating location. Target markets are identified within each service territory and specific goals and performance expectations are established. In the residential market, the company is currently targeting upscale golf course communities as the primary focus for the new growth residential market. In the commercial markets, it has established national account programs which facilitate PGS' competitive advantage along with a strong focus on air conditioning and desiccant cooling.

     Concurrent with these marketing strategies, operating strategies are developed which are directed at improving the company's overall effectiveness and controlling unit costs. PGS currently operates at a cost per customer comparable to 1993. Financial strategies employed by the company include extensive focus on rate of return thresholds for all new business added to the system. In addition, the company relies extensively on benchmarking its operating performance in controlling costs and establishing goals for each operating location. The company has a strategic focus on the importance of customer satisfaction, and has in place extensive measures to evaluate customer satisfaction throughout its system.

     Propane. The marketing and operating strategies for PGC are similar to the strategies employed by PGS in the residential and commercial segments. PGC has executed its operating strategies to control its unit costs and is currently operating on a cost per gallon basis comparable to that which existed in 1992. The company is strategically located in all the primary growth markets in Florida. Individual market plans are developed for each market, addressing the unique characteristics and opportunities for growth within each region. PGC recently purchased and installed a new customer billing and information system which will permit it to leverage technology in further improving PGC's competitiveness.

     Sales and Service. The primary focus of PS&S is to help facilitate new growth and added sales for PGS and PGC by coordinating the retail sale, installation and servicing of gas burning appliances to PGS and PGC customers. With respect to retail sales and installation, the business strategies of PS&S mirror the strategies of the natural gas and propane operations. Additionally, recent efforts reflect a strategic focus on developing the new construction and development sector of PS&S' operations.

ENERGY MARKETING

     Natural Gas. PGS is, in the terminology of the natural gas industry, a local distribution company ("LDC"). It possesses no gas reserves, but relies on two interstate pipelines to deliver gas to it for sale or other delivery to customers connected to its distribution system. Currently, PGS operates a distribution system that serves approximately 200,000 customers in areas of peninsular Florida located primarily within or adjacent to the cities of Jacksonville, Daytona Beach, Eustis, Orlando, Lakeland, Tampa, St. Petersburg, Bradenton, Sarasota, Avon Park, Frostproof, Fort Lauderdale, Hollywood and Miami, as well as smaller municipalities. The system includes more than 5,500 miles of pipe.

     Pipeline Capacity. Gas is delivered by FGT through 38 interconnections (hereafter "gate stations") serving PGS' 11 operating divisions throughout the various areas of peninsular Florida previously mentioned. In addition, PGS' Jacksonville Division receives gas delivered by a South Georgia Natural Gas Company ("South Georgia") pipeline through a gate station located northwest of Jacksonville. At each gate station location, facilities are maintained for the purposes of measuring the deliveries received and for regulating the pressure of the deliveries into PGS' distribution system from the high-pressure interstate pipeline.

     PGS holds contracts granting it firm transportation capacity on the FGT, South Georgia, and Southern Natural Gas Company ("Sonat," which delivers into the South Georgia system) pipelines in the following amounts (stated in therms per day):

 PIPELINE        OCTOBER      NOVEMBER-MARCH       APRIL       MAY-SEPTEMBER
-----------     ---------     --------------     ---------     -------------
FGT (FTS-1)     2,453,170        2,751,970       2,755,510       1,803,940
FGT (FTS-2)       260,000          200,000         200,000         260,000
Sonat No. 1       105,000          105,000         105,000         105,000
Sonat No. 2       252,000          252,000         252,000         252,000
S. Ga. No.
  1               100,000          100,000         100,000         100,000

     The above firm capacity contracts have terms ending between August 2000 (the FGT FTS-1 contract) and March 2015 (the FGT FTS-2 contract), and each contract has provisions permitting PGS to unilaterally extend the term.

     Firm pipeline capacity receives priorities in terms of the right to nominate and schedule deliveries during times when the pipeline is operating at its maximum capacity. That is, firm deliveries take priority in scheduling over interruptible deliveries. PGS presently holds sufficient firm capacity to permit it to meet the gas requirements of its system supply customers except during localized force majeure events affecting the PGS distribution system, and on extremely cold days, which have historically been rare in Florida.

     Firm transportation rights on an interstate pipeline represent a right to use the amount of the capacity reserved, for transportation of gas up to the reserved amount, on any given day. PGS pays reservation charges on the full amount of the reserved capacity whether or not it actually uses such capacity on any given day. When the capacity is actually used, PGS pays a usage charge for the amount of the capacity actually used. The levels of the reservation and usage charges are regulated by FERC under the Natural Gas Act.

     PGS recovers the charges (both reservation and usage) it pays interstate pipelines for transportation of gas for system supply (used to serve its sales customers) through a purchased gas adjustment charge. This charge is designed to recover the costs incurred by PGS for purchased gas, and for holding and using interstate pipeline capacity for the transportation of gas it sells to its customers. Because PGS must necessarily reserve more capacity than it uses on a day-to-day basis to meet the needs of its customers, in order to meet the peak demands of its customers, the reservation charges associated with unused capacity are also recovered by PGS through the purchased gas adjustment clause. See "DESCRIPTION OF LEI -- Pricing."

     A portion of the pipeline capacity summarized in the above chart has been released temporarily by PGS to customers which, rather than purchasing gas from PGS' system supply, purchase their supplies of gas directly from other producers or marketers. The agreements between PGS and its customers covering such temporary releases of capacity make the customer responsible for payment, to the pipeline on which the capacity is released, of all charges associated with the holding and use of the capacity during the term of the release. In some cases, as a convenience to the customer, the agreement provides that PGS will make payment of the pipelines charges, with the customer reimbursing PGS for the payments it makes to the pipelines. In these cases, the customer is required to establish credit with PGS by meeting requirements similar to those contained in PGS' FPSC tariff. In either case, the customer to which the capacity has been temporarily released pays (usually directly to the pipeline) all charges associated with holding and using such capacity. The reservations charges paid by these customers to the pipeline are credited to payment of the reservation charges which would otherwise be payable by PGS under the firm transportation contracts summarized above.

     Until August 1990, PGS was able to purchase gas only from FGT at its FERC-approved rates for "G", or firm service, and "I", or interruptible service. Beginning in August 1990, PGS began obtaining a small portion of its total requirements through transportation on FGT, and, after May 17, 1991, through transportation on South Georgia. Each year thereafter, PGS converted an additional portion of its firm service on FGT from sales service to transportation service. Beginning on November 1, 1993 (when FGT implemented the open access and unbundling requirements of the FERC's Order 636), PGS completed that process and converted all remaining FGT sales service to transportation service.

     Since it began purchasing its gas for system supply directly from producers or marketers, rather than from FGT, PGS has established and maintained working relationships with a number of suppliers. PGS evaluates sources of supply on the basis of its "best value" gas acquisition strategy. For a source of supply to be identified as a "best value," it must offer the best combination of price, reliability of supply and dependable operations, consistent with PGS' obligation as a public utility to provide safe, adequate and efficient service to the general public. Toward this end, PGS has developed, and is continuing to enhance, a portfolio of supply sources which reflect a balance between cost, reliability and operational flexibility. The company's supply arrangements include various pricing mechanisms and purchase periods, and include spot, short term and long term contracts.

     There are a number of reasons PGS does not rely on only a single supplier or a single type of purchase to meet the supply requirements of the customers it serves. Due to operational and regulatory considerations, access to the delivery capacities of individual receipt point interconnects among various interstate and intrastate pipeline systems is limited. There can be significant differences between receipt points in terms of the cost of gas, reliability of deliveries, choice of producer or marketer, the availability of firm or interruptible supply, and administrative considerations such as scheduling and balancing. Purchasing supplies at multiple receipt points helps to reduce the risk of loss of supply in the event of line breaks, compressor failures, construction problems or other force majeure events.

     In addition, there can be wide variations in quality among the supply sources themselves. Different producers and marketers offer varying degrees of reliability, and differ in terms of cost and types of purchasing arrangements available. Some provide additional services such as upstream pipeline transportation arrangements, the ability to aggregate supplies from a variety of sources and the flexibility to reroute gas to alternate receipt points when pipeline operating problems occur. Finally, some suppliers provide better service and responsiveness than others.

     PGS' requirements for system supply gas at its gate stations vary significantly, not only from season to season or month to month, but from day to day as well. Often, the demand for gas on the PGS system can vary dramatically within a month from the lowest to the highest requirement of its customers. Since a significant portion of the total throughput volumes is received by PGS at a uniform daily rate, PGS must often increase or decrease the purchases of its own system supply volumes by significant increments in order to maintain a balance between receipts and deliveries of gas each day. As a consequence, PGS must buy a significant portion of its total system requirements in the daily spot market, and meet extreme variations in delivered volumes by relying on peaking gas, pipeline swing service and pipeline no-notice service at the prevailing rates for such services.

     PGS' gas acquisition personnel work constantly to make purchases at the best possible prices consistent with the types and amounts of service required by PGS' various customer groups and the reliability of delivery expected of PGS as a public utility. They also work closely each day with PGS' customers and system operating personnel to ensure that the total quantities of gas being delivered into the distribution system match as closely as possible the quantities being used by PGS' customers.

     Delivery. PGS' transportation customers are required to notify PGS ("nominate") each day of the amount of gas that will be delivered for their accounts into the PGS system, and of the amount they expect to use. Although each customer intends to nominate the exact amount it intends to use on each day, fluctuations in temperatures, production schedules and other factors invariably result in each customer using more or less than the quantity of gas nominated for delivery. The cumulative overage or underage in usage is treated as an imbalance. At the end of each month, each transportation customer is required to purchase from PGS the amount of any imbalance resulting from the customer having used more gas than it nominated. Likewise, at the end of each month, PGS is required to purchase from the customer the amount of any imbalance resulting from the customer having used less gas than it nominated. PGS' tariff approved by the FPSC contains incentives for a customer to maintain as close a balance as possible between gas nominated and gas actually used.

     PGS' sales customers (unless they also use transportation service provided by PGS) are not required to nominate the amount of gas they require for delivery each day. Absent an order by PGS to cease taking gas (see Periods of Peak Demand, below), sales-only customers use the amount of gas they require in their operations each day, and are billed monthly for the gas consumed at the rates set forth in PGS' FPSC-approved tariff.

     Periods of Peak Demand. As is customary in the gas industry, PGS on rare occasions faces situations when the demands of all of its customers for the delivery of gas cannot be met. The situation may be confined to a particular portion of PGS' distribution system, or extend throughout the entire system. The events which precipitate such a situation range from line breaks and severely cold weather, to reduced pressures on delivering interstate pipelines resulting from similar causes, from major construction projects, or from other force majeure events such as hurricanes or floods. Neither PGS nor any of its interconnected interstate pipelines has storage facilities which might assist in providing relief in these situations.

     In these instances, it is necessary that PGS interrupt or curtail deliveries to its interruptible customers. Curtailment is generally by category according to end-use priorities set forth in PGS' curtailment plan on file with the FPSC. In general, the largest of PGS' industrial customers are in the categories which are first curtailed in such situations. These large customers are also generally transportation customers who rely on

PGS to transport and deliver gas they have purchased from other suppliers. PGS' tariff and transportation agreements with these customers give PGS the right to divert the customers' gas to other higher priority users during the period of curtailment or interruption. PGS pays these customers for such gas at the price they paid their suppliers (if purchased by the customer under a contract with a term of five years or longer), or at a published index price (if purchased by the customer pursuant to a contract with a term less than five years), and in either case pays the customer for charges incurred for interstate pipeline transportation to the PGS system. In essence, gas being delivered into the PGS system for the accounts of large-volume transportation customers who are interrupted during these rare occasions represents a de facto form of storage on the PGS system.

     Recovery of Purchased Gas Costs. PGS recovers the cost of gas purchased for sale to its sales customers, together with charges associated with holding and using interstate pipeline capacity required to move such gas to the PGS system, through a purchased gas adjustment clause approved by the FPSC. See "DESCRIPTION OF LEI -- Pricing."

     Major Markets; Sales Trends. Over the past five years, annual natural gas throughput on PGS' system increased by over twenty percent, or nearly 150 million therms. Industrial and power generation customers consume approximately 70 percent of the company's annual sendout. Commercial customers use approximately 26 percent with the balance consumed by residential customers.

     In both natural gas and propane, the residential market represents a key component of LEI's operations. While the residential market represents only a small percentage of total therm sendout, residential operations generally comprise twenty percent of total revenues. New residential gas home construction and existing home conversions to gas have steadily increased since the late 1980's; over the past five years, PGS has added over 35,000 new residential customers. PGS continues to focus on new customer growth and added load of existing customers through an aggressive marketing effort and through participation with major home builders throughout the company's service territories. New product technology is also beginning to have a significant impact in the residential market, primarily in gas cooling. PGS markets and sells the York Triathlon gas-fired climate control device.

     Natural and propane gas have historically been used in many traditional industrial and commercial processing functions throughout Florida, including production of durable products such as steel, glass, ceramic tile and food products. Gas climate control technology is expanding throughout Florida, and commercial/industrial customers including schools, hospitals, office complexes and churches are utilizing this new technology in numerous gas cooling applications.

     Within the PGS operating territory, large cogeneration facilities utilize gas technology in the production of electric power and steam. Over the past four years, the company has transported between 300 million to over 500 million therms annually to facilities involved in cogeneration.

     The alternative fuel vehicle market has steadily developed in conjunction with increasing demand and federal and state regulatory mandates. PGS and its affiliated companies have participated in the development of a public/private refueling infrastructure which currently includes over twenty compressed natural gas refueling stations throughout the state. A PGS affiliate, Florida Natural Fuels, offers development and construction assistance for installation of refueling facilities for alternative fueled vehicles.

     Trends for the retail sale and installation of appliances and equipment reflect the recent advances in technology in the industry, primarily in residential and commercial gas cooling. Recognizing the competitive aspects of the traditional retail appliance market, PS&S is a critical element in furthering the growth of the natural gas and propane operations.

     Fiscal year 1996 summary sales data for PGS and PGC is as follows:

     Natural Gas (PGS)

                                                                    THERMS      REVENUE
                           CLASS                      CUSTOMERS     (000S)      $(000S)
        --------------------------------------------  ---------     -------     --------
        Residential.................................   179,246       48,555     $ 50,923
        Commercial..................................    21,397      236,631      137,017
        Interruptible...............................       103       67,468       26,221
        Transportation..............................        56      507,145       37,940
                                                       -------      -------     --------
                  Total.............................   200,802      859,799     $252,101

     Propane Gas (PGC)

                                                                        GALLONS     REVENUE
                             CLASS                       DELIVERIES     (000S)      $(000S)
        -----------------------------------------------  ----------     -------     -------
        Metered
          Residential..................................     44,325          498     $ 1,023
          Commercial...................................      1,914          581         515
        Bulk
          Residential..................................     71,422        4,113       6,877
          Commercial...................................     68,658       13,083      11,361
          Other........................................      7,981          527         485
        Wholesale......................................     10,896        1,860       1,270
        Transport......................................        249        2,081       1,209
        Cylinder.......................................     27,496          404         698
        Miscellaneous..................................         --           --         648
                                                           -------       ------     -------
                  Total................................    232,941       23,147     $24,086

     Marketing Offices. Marketing efforts for the company are conducted throughout Florida, with fully staffed sales and administrative personnel in each operating division. Large volume, multi-location commercial customers are handled jointly by division and corporate staff. Contact with the company's large volume, industrial customers and power generation customers is coordinated primarily within various corporate functions.

RISK MANAGEMENT ACTIVITIES

     PGS procures natural gas supplies using base load, spot and swing supply contracts distributed among various vendors priced with various options. Pricing generally takes the form of either (i) index publication prices from Inside FERC Gas Markets and/or Natural Gas Week, (ii) fixed price at any time during the contract term, or (iii) NYMEX pricing that could incorporate a mix of caps, floors, and ranges.

     All supply contracts currently are annual with the exception of one long term contract which extends to the year 2002. Currently, there are no financial hedge programs which work in tandem with the physical supply contracts, however, there is currently a price cap in place covering approximately one-half of PGS' base load requirements for the period from November 1996 through March 1997. The current supply portfolio consists of 10% spot purchases, 20% swing purchases and 70% base load purchases. PGS typically recovers its costs of purchased gas through the purchase gas adjustment clause. See "Description of LEI" -- Pricing.

     Propane is purchased under short term contracts which enables the Company to make purchases at prevailing market prices. There are no financial hedge programs currently in place for propane purchases.

PROCUREMENT AND DISTRIBUTION

     Procurement

     PGS, because it possesses no natural gas reserves of its own, relies on purchases of gas from a number of different suppliers depending on the needs of its customers. The gas is delivered to the PGS distribution system, for further delivery by PGS to its customers, through two interstate pipelines on which PGS has reserved firm transportation capacity.

     Propane gas purchases are made from a select number of major national suppliers. PGC also acquires product off the Dixie Pipeline. Company storage capacity is in excess of one million gallons. The bulk of PGC's storage capacity is in South Florida, followed by Central Florida.

     Delivery of propane product to customers is made primarily via rail cars and transports. PGC owns its own rail cars and also owns transports used throughout the northern and northeastern markets in Florida. The bulk of PGC's distribution throughout the central and southeastern parts of the State are handled through transports controlled by a major supplier.

     Distribution

     PGS' distribution system extends throughout the areas it serves in peninsular Florida, and consists of more than 5,500 miles of various sizes of pipe. Larger pipes are called mains and are generally from two to twelve inches in diameter. Generally smaller diameter pipes, called service lines or services, extend from the mains to individual customer locations. A gas meter, which records the volume of gas delivered, is located at the point of interconnection between PGS' service line and the piping of the customer used to move the gas to the gas-fired appliances or other equipment on the customer's premises. In addition to the meter, PGS installs electronic remote telemetry devices at the point of interconnection for larger volume customers. This equipment electronically transmits to PGS' gas control center, via a commercial voice grade telephone line, information with respect to the gas being consumed by the customer. This information permits PGS operating personnel to monitor flows of gas to its larger customers in order to assess its impact on its system gas requirements and the balance between deliveries into and out of its system required under the tariffs of the pipelines from which it receives gas. Readings taken from the measurement equipment installed at each customer's location is used for purposes of customer billing each month.

     In the case of larger volume customers, meter readings are adjusted for the pressure at which the gas is delivered, for temperature, and for other factors, in order to obtain a more exact measurement of the gas actually delivered. Because of the smaller volumes involved, no similar adjustments are made to the meter readings of residential and smaller commercial customers.

     Because the distribution system has been installed over a period of many years, PGS constantly monitors and maintains it and repairs and replaces sections of pipe as required to maintain the system in a safe operating condition. Construction, operation and maintenance of the system is subject to the regulatory jurisdiction of the FPSC, which has in general adopted the Minimum Federal Safety Standards and reporting requirements for pipeline facilities and transportation of gas prescribed by the U.S. Department of Transportation in Parts 191 and 192, Title 49, Code of Federal Regulations.

     The majority of propane is delivered into tanks and containers on the customer's premises via bulk delivery trucks. Propane block systems are also an integral part of the company's propane distribution operations in the residential market. Block systems are typically used in areas where natural gas is not available, and are often converted once a natural gas distribution system has been placed in the area. PGC believes that it is more cost effective to utilize a block system for distribution than to install individual tanks.

     PGS' capital expenditures are included in its rate base for the purpose of determining its achieved regulatory rate of return. Capital expenditures are primarily used for system expansion to secure new customers, maintenance of existing assets, and purchase and replacement of tools, vehicles and other equipment.

     Expenditures for the propane operation relate primarily to the purchase and installation of tanks used to secure new business, as well as the purchase and replacement of tools, vehicles and other equipment.

     A summary of capital expenditures is as follows:

                                                                       ($ IN THOUSANDS)
                                                                 1994        1995        1996
                                                                -------     -------     -------
System expansion..............................................  $16,978     $15,167     $14,122
Replacement and maintenance...................................    6,285       7,117       6,034
Other.........................................................    5,119       4,952       5,851
                                                                -------     -------     -------
Total PGS expenditures........................................  $28,382     $27,236     $26,007
Total PGC and other expenditures..............................    2,456       2,723       2,490
                                                                -------     -------     -------
Total capital expenditures....................................  $30,838     $29,959     $28,497

JOINT VENTURES OR PARTNERSHIPS

     Certain LEI subsidiaries are general and/or limited partners in the various joint ventures described below.

     Pasco Cogen, Ltd. Pasco Cogen, Ltd. ("Pasco") is a Florida limited partnership formed in March 1991 for the sole purpose of developing, constructing, owning and operating a 109 MW gas-fired cogeneration facility in Dade City (Pasco County), Florida. Pasco's general partners are Pas Power Co. ("Pas"), a wholly owned subsidiary of LEI's wholly owned subsidiary, Peoples Cogen, and NCP Dade Power Incorporated ("NDP") each of which holds a one percent interest in Pasco. Pas also holds a 49% limited partner interest in Pasco. The other limited partners in Pasco are Dade Investments, Ltd. ("DIL") and Pasco Interest Holdings, Inc. ("PIHI").

     Pasco's cogeneration facility became commercially operational in July 1993, and is a qualifying cogeneration facility ("QF") as defined in the Public Utility Regulatory Policies Act of 1978. Pasco's QF status has been certified by FERC.

     Pasco sells electric capacity and energy to Florida Power Corporation ("FPC"), a Florida investor owned electric utility, pursuant to a power purchase agreement with a term scheduled to expire (at the time the agreement was executed) in July 2013. Thermal energy (in the form of steam) produced as a byproduct of electric generation is sold to Lykes Pasco, Inc., a major processor of citrus and other fruit juices and juice beverages, whose processing plant is adjacent to the site on which Pasco's facility is located. Pasco leases the site for its cogeneration facility from Lykes Pasco.

     Construction financing for Pasco's facility was provided by The Prudential Insurance Company of America ("Prudential"), and converted to a long term loan from Prudential and The Sumitomo Trust & Banking Co., Ltd., New York Branch ("Sumitomo") following the commencement of the facility's commercial operation in 1993.

     Other subsidiaries of LEI are also involved in the Pasco project. PGS provides firm gas transportation capacity on FGT to Pasco, and transports gas purchased by Pasco from the PGS gate station to Pasco's facility. Gator supplies gas for the peaking requirements of the facility. The base load gas supply for operation of the facility is supplied by North Canadian Marketing Corporation which, at the time the project was developed, was an affiliate of NDP and DIL.

     Pasco filed suit against FPC in November 1994 as a result of changes made by FPC in the method used to determine payments due Pasco for energy delivered to FPC pursuant to the power purchase agreement. This litigation, although still pending, is currently dormant, and the parties have entered into a settlement agreement, the effectiveness of which is contingent on its approval by the FPSC and by Pasco Cogen's lenders. The lenders approved the agreement on November 15, 1996. Pasco's management has no reason to believe that, following FPC's filing of a petition with the FPSC, the FPSC will not approve the settlement agreement. Upon approval of the FPSC, the litigation between Pasco and FPC will be dismissed with prejudice.

     Seminole Gas Marketing. Seminole Gas Marketing ("Seminole") is a partnership formed in 1988 by LEI's subsidiary, Suwannee Gas Marketing, Inc. ("Suwannee"), and JV Trading Inc., a subsidiary of Southern Natural Gas Company. Seminole was originally formed to provide for the transportation and sale of large quantities of natural gas into the Jacksonville market. It is currently inactive.

     Florida Natural Fuels. Florida Natural Fuels is a joint venture partnership between Suwannee and Sonat Ventures, Inc. (also a subsidiary of Southern Natural Gas Company). It was formed to assist in developing the public/private infrastructure necessary to support the natural gas-fueled vehicle market.

     Lykes-Duke/Louis Dreyfus, Ltd. Lykes-Duke/Louis Dreyfus, Ltd. is a Florida limited partnership formed in April 1996 to engage in, among other things, the power marketing business. Lykes Energy Ventures, Inc. and D/LD Florida Management Corp. are general partners, and Lykes Energy Investments, Inc. and Duke/Louis Dreyfus L.L.C. are limited partners in the venture. While the partnership's market-based electric power sales rates have been accepted for filing by the FERC, it is in a start-up phase, and none of the partners have made any equity contributions.

     Alcorn Partnership. LEI is a partner with Alcorn Exploration, Inc. in a joint venture formed for the purpose of evaluating and participating in exploration activities which currently include potential sites in the Wilcox Trend area of South Texas. However, the partnership is not currently engaged in any activity.

COMPETITION

     Natural Gas. PGS is not currently in direct competition with any other local distribution company with respect to its sales of gas to residential and commercial customers. It does, however, face significant competition from companies providing other types of energy, such as propane, fuel oil and electricity.

     Beginning in the 1980s, changes in the Federal regulatory environment brought about by orders of the FERC heralded the beginning of increased competition in the natural gas industry. Although PGS is not directly regulated by the FERC, actions taken by FERC with respect to the interstate pipelines through which PGS receives deliveries of gas have affected, and will continue to affect PGS's operations. In 1992, FERC issued its Order 636 (and related clarifying orders), which provided for the restructuring of the services provided by all interstate pipelines. Such services were to be "unbundled" into their component parts (supply, storage and transportation) and made separately available on a nondiscriminatory basis to the pipelines' customers. FGT, through which PGS receives a significant majority of its deliveries of gas, implemented the requirements of Order 636 in November 1993.

     The restructuring mandated by FERC made gas transportation more accessible to users of large quantities of gas, and also reduced procedural obstacles which had prevented such users from bypassing local distribution companies such as PGS in terms of purchasing gas supplies directly from other suppliers and obtaining interstate pipeline transportation capacity directly from the pipelines or others. Because PGS' rates for sales and transportation are the same, it has remained indifferent to whether existing customers receive sales service from the company, or simply have the company transport supplies of gas purchased by the customers from other suppliers.

     Prior to the restructuring mandated by Order 636, however, PGS' customers were dependent on the company for the pipeline capacity required to move gas from the production area to the PGS system in Florida. Currently, although most of PGS' historical customers continue to use (through PGS' release of capacity to such customers) the capacity held by PGS on FGT and South Georgia, a number of customers obtain capacity from others through competitive bidding procedures mandated by Order 636. PGS has recently been required to make capacity available to certain of its customers at a discount from the rate it pays FGT for the capacity, and will likely continue to be faced with similar situations in the future.

     PGS had, in the 1980s, faced similar competition from alternate fuels (such as No. 6 fuel oil) used by some of its large volume industrial customers, and had developed rate schedules permitting it to discount its cost-based tariff rates in order to remain competitive with alternate forms of energy, as well as meet competition which could result in a complete bypass of the company's distribution system. A competitive rate adjustment clause approved by the FPSC permits PGS to recover the discounts from other classes of customers whose business is not as susceptible to competition in the form of alternate energy sources and access to pipeline capacity.

     In addition, PGS has developed other new rate schedules designed to make natural gas more competitive with alternate forms of energy and to reduce its cost of unused interstate pipeline capacity during certain seasons. It has obtained FPSC approval for a load enhancement schedule designed to increase throughput, during historically low gas consumption months, for uses such as gas air conditioning and desiccant cooling. It has also obtained approval for offsystem sales rate schedules.

     Finally, PGS has made a conscious effort, in dealing with its customers and potential customers, to avoid being thought of as a traditional "public utility," and to make every reasonable effort to address the legitimate competitive concerns of its customers. In the current and future energy markets, customer service has and will become ever more important to maintaining and growing the company's business.

     Propane. In the Florida propane market there are over thirty distributors competing within the residential and commercial markets. Competition ranges from a number of large, national companies to numerous local, independent operators. Competition throughout PGC's service territories is generally stable. The primary focus among distributors is to gain market share through new customer growth (i.e., providing service for home construction).

     PGC believes it holds distinct competitive advantages in both the residential and commercial markets. The company's primary areas of focus are customer service and product reliability. PGC believes the relative size and financial strength of the company in comparison with competing propane operations creates certain advantages when identifying and serving its customer base. Product reliability is facilitated in part through utilization of a sophisticated delivery system, providing accurate and timely customer usage forecasts.

     Sales and Service. PS&S sells natural gas and propane appliances in Florida. Competition for sales volumes exists with all major merchandisers of appliances. The Florida market for appliances and equipment is very competitive, most notably in the areas of product selection and pricing.

     Consumers' choice of appliance power source has a significant effect on the sale of appliances offered by PS&S. PS&S primarily supports the use of natural gas and propane in the new home construction market in regions served by PGS and PGC. As such, competitive factors within the natural and propane gas markets have a direct impact on PS&S.

     PS&S believes that its affiliation with PGS and PGC affords PS&S a distinct advantage over its competitors in the sale of natural gas and propane appliances. In addition to the retail sales operation, PS&S provides installation and repair services for its customers. The company also offers an array of supplemental products and services including extended service protection for residential customers and maintenance contracts on commercial equipment.

REGULATION

     The operations of PGS are regulated by the FPSC, which has jurisdiction over rates, service, issuance of certain securities, safety, accounting and depreciation practices and other matters.

     PGS is also subject to Federal, state and local environmental laws and regulations covering air quality, water quality, land use, noise and aesthetics, solid waste and other environmental matters. See "-- Environmental Matters."

PRICING

     In general, the FPSC's pricing objective is to set rates at a level that allows a utility such as PGS to collect total revenues ("revenue requirements") equal to its cost of providing service, including a reasonable return on invested capital.

     The basic costs, other than the costs of purchased gas and interstate pipeline capacity, of providing natural gas service are recovered through base rates, which are designed to recover the costs of owning, operating and maintaining the utility system. These costs include operation and maintenance expenses, depreciation and taxes, as well as a return on PGS' investment in assets used and useful in providing natural gas service ("rate base"). The rate of return on rate base, which is intended to approximate PGS' weighted cost of capital, includes its cost for debt, deferred income taxes at a zero cost rate, and an allowed return on common equity. Base prices are determined in FPSC proceedings that occur at irregular intervals at the initiative of PGS, the FPSC or other parties.

     The costs of purchased gas and interstate pipeline capacity used to move gas into PGS' distribution system for delivery to its customers are recovered through levelized charges established pursuant to PGS' purchased gas adjustment clause. These charges, which are reset annually in an FPSC hearing, are based on estimated costs of purchased gas and pipeline capacity, and estimated customer usage for a specific recovery period, with a true-up adjustment to reflect the variance of actual costs and usage from the projected charges for prior periods.

     In addition to its base rates and purchased gas adjustment clause charges for sales customers, PGS customers (except interruptible customers) also pay a per-therm charge for all gas consumed to recover the costs incurred by the company in developing and implementing energy conservation programs, which are mandated by Florida law and approved and supervised by the FPSC. These programs result in no earnings for the company, but the company is permitted to recover, on a dollar-for-dollar basis (with interest paid on over-recoveries and collected on under-recoveries) expenditures made in connection with the programs. PGS must demonstrate that the programs are cost effective for its ratepayers in order to gain their approval by the FPSC. PGS has historically been permitted to recover costs of environmental remediation and cleanup associated with old manufactured gas appliance sites.

     "Unbundling". In June 1996, following informal workshops held in late 1995, the FPSC initiated a proceeding for the purpose of investigating the unbundling of natural gas services provided by PGS and other local distribution companies ("LDCs") subject to the FPSC's regulatory jurisdiction. Although the proceeding was initially patterned after the FERC's proceedings which culminated in the issuance of Order 636, the staff of the FPSC have indicated that the scope of the proceeding will be broader than those preceding Order 636.

     The unbundling proceeding was commenced to analyze the merits of permitting customers to choose from the array of services available from Florida LDCs, with a view to selecting only those which they perceive as valuable, and paying only for those services they choose. Issues to be addressed in the proceeding include some (e.g., the obligation of a public utility to provide service) which are currently an integral part of the statutory framework of utility regulation in Florida, as well as the separation of services (sales and transportation) provided by LDCs.

     Workshops, attended by all interested parties (PGS and other LDCs, interstate pipelines, gas producers and marketers, and LDC customers) were conducted by the FPSC staff in August and October 1996. A third workshop is scheduled for December 1996. Parties have been permitted to submit presentations at each workshop, and written comments thereafter. The FPSC staff will a make recommendation with respect to any actions to be taken by the FPSC regarding the issues considered in the workshops which will be considered by the FPSC at a meeting tentatively scheduled for April 1, 1997.

     As is the case in any regulatory proceeding involving potential changes in rules and policies, the outcome of the unbundling proceeding cannot be predicted. However, it is possible that, through changes in existing rules, policies and laws, the manner in which LDCs such as PGS are permitted or required to conduct their businesses will be affected. PGS believes that through monitoring and participating in the regulatory proceeding, PGS will be prepared to react to the opportunities and challenges presented by unbundling.

     Other Regulation. In addition to the economic regulation discussed above, PGS is subject to the FPSC's safety jurisdiction, pursuant to which the FPSC regulates the construction, operation and maintenance of PGS' distribution system. In general, the FPSC has implemented this authority by adopting the Minimum Federal Safety Standards and reporting requirements for pipeline facilities and transportation of gas prescribed by the U.S. Department of Transportation in Parts 191 and 192, Title 49, Code of Federal Regulations.

     PGS is also subject to Federal, state and local environmental laws and regulations pertaining to air and water quality, land use, noise and aesthetics, solid waste and other environmental matters. See "-- Environmental Matters."

ENVIRONMENTAL MATTERS

     LEI's operations are subject to extensive federal, state and local statutes, rules and regulations relating to the discharge of materials into the environment and to the protection of the environment that require monitoring, permitting and ongoing expenditures. Those expenditures have not been prohibitive in the past, but are anticipated to increase in the future with the trend toward stricter standards, greater regulation and more extensive permitting requirements.

     The following is a general discussion of environmental regulation as it relates to LEI; it is not intended to constitute a complete discussion of the various federal, state, and local statutes, regulations, rules or orders to which LEI's operations may be subject. Furthermore, LEI, without regard to fault, could incur liability under CERCLA or its state counterparts in connection with the disposal of, or other releases of, hazardous substances at any facility or site connected with LEI.

     LEI is subject to the environmental risks normally incident to the operation and construction of storage facilities, pipelines, plants and other facilities for gathering, processing, treating, storing and transporting natural gas and other products including, but not limited to, uncontrollable flows of natural gas, fluids and other substances into the environment, fires, pollution and other environmental and safety risks. These activities are subject to environmental and safety regulation by federal, state and local authorities, including, without limitation, the EPA and the Florida Department of Environmental Protection.

     In acquiring assets from third parties, LEI has often been required to indemnify the seller against losses arising from pre-closing environmental liabilities, although in other instances it has been indemnified against such losses by the seller. To minimize its exposure for such liabilities, environmental audits of the assets it wishes to acquire are made, either by LEI personnel, outside environmental consultants, or a combination of the two. LEI has not heretofore incurred any material environmental liabilities arising from its acquisition activities. The incurrence of a material environmental liability, and/or the failure of an indemnitor to meet its indemnification obligations with respect thereto, could have a material adverse effect on LEI's operations and financial condition.

     To LEI's knowledge, it is in substantial compliance with, and is expected to continue to comply in all material respects with, applicable environmental laws, regulations, orders and rules. Further, to the best of LEI's knowledge, there are no existing, pending or threatened actions, suits, investigations, inquiries, proceedings or clean-up obligations by or to any governmental authority or third party relating to any violation of any environmental laws with respect to LEI's assets that would have a material adverse effect on LEI's operations and financial condition. Environmental laws as used above include, without limitation, CERCLA, the Clean Air Act, the Clean Water Act, the RCRA, the Safe Drinking Water Act, the Toxic Substances Control Act, comparable state and local laws, and other material environmental protection laws.

OPERATIONAL RISKS AND INSURANCE

     LEI's operations are subject to the usual hazards in the transmission and distribution of natural and propane gas. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment and environmental damage. In certain instances, these potential hazards may result in curtailment or suspension of service within the affected service area.

     LEI maintains general liability, property and business interruption insurance in amounts it considers adequate for such risks. Such insurance is subject to deductibles the company considers reasonable and not excessive. Consistent with insurance coverages generally available within the natural and propane gas industries, LEI's insurance policies do not provide coverage for losses or liabilities relating to pollution.

EMPLOYEES

     LEI had just over 1,100 employees as of September 30, 1996. A total of 196 employees in six of the company's eleven operating divisions are represented by various union organizations. The company enjoys generally favorable relations with the various unions representing PGS and PGC employees. At this time, there are no known new organizational efforts underway.

LITIGATION

     LEI is involved in certain legal proceedings that have arisen in the ordinary course of business including certain matters that are before state regulatory agencies. Management believes that the outcome of such proceedings, even if adversely determined, will not have a material effect on LEI's business or financial condition.

OFFICES

     LEI's principal executive and corporate office is located in Tampa, Florida. Operating divisions are located in eleven markets throughout the State. While many of the facilities are owned, a number of operations, storage and administrative facilities are leased. Following is a summary of owned versus leased property, by division:

Corporate Office              Lease
South Florida                 Own
Tampa                         Own
St. Petersburg                Own
Orlando                       Own; lease certain warehouse space
Eustis                        Own
Jacksonville                  Own
Lakeland                      Own
Daytona                       Lease
Avon Park                     Own; lease certain administrative space
Sarasota                      Own; lease certain warehouse space
Palm Beach                    Lease

MARKET FOR CAPITAL STOCK; DIVIDENDS

     LEI is a privately held company and there is no public market for its capital stock. The following chart provides information regarding the frequency and amount of cash dividends paid on LEI Common Stock:

                                PAYMENT DATE                      DIVIDEND PER SHARE
            ----------------------------------------------------  ------------------
            November 1, 1993....................................        $0.83
            February 1, 1994....................................         0.90
            May 1, 1994.........................................         0.90
            August 1, 1994......................................         0.90
                                                                        ------
            Fiscal Year 1994 Total..............................        $3.53
            November 1, 1994....................................        $1.00
            February 1, 1995....................................         1.00
            May 1, 1995.........................................         1.00
            August 1, 1995......................................         1.00
                                                                       ------
            Fiscal Year 1995 Total..............................        $4.00
            November 1, 1995....................................        $1.00
            February 1, 1996....................................         1.00
            May 1, 1996.........................................         1.125
            August 1, 1996......................................         1.125
                                                                        ------
            Fiscal Year 1996 Total..............................        $4.250
            November 1, 1996....................................        $1.125

                  LEI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     LEI provides an array of energy related products and services principally related to the natural gas industry, the propane gas industry, and the sale and servicing of appliances.

     Natural Gas. PGS is the principal subsidiary of LEI and is engaged in the purchase, distribution and marketing of natural gas to residential, commercial, industrial and electric power generation customers wholly within the State of Florida. Since 1992, PGS has generated in excess of 85% of LEI's net income. PGS is a public utility regulated by the Florida Public Service Commission ("FPSC"). PGS sells and transports natural gas at tariff rates which are approved by the FPSC.

     PGS purchases natural gas for resale to customers under a supply portfolio which consists mostly of short term contracts of one year or less. The cost of gas purchased and resold is recovered from customers through a purchased gas adjustment clause in the PGS tariff which permits full recovery of these costs. In some instances, customers may elect to purchase natural gas directly from marketers or producers. In those cases, PGS delivers the gas to the customers and collects a transportation charge on the deliveries. These transportation charges are also approved by the FPSC. The tariff rate charged to customers is currently the same whether or not the customer purchases gas from PGS or purchases directly from a marketer or producer thus making PGS neutral to the gas commodity transaction.

     Propane. In areas where natural gas is not available, LEI markets propane gas through its subsidiary, PGC. Earnings from this segment are based on the difference between the cost associated with the purchase of propane (together with the cost to deliver the product to the customer) and the revenues generated upon the sale of the commodity. These earnings generally represent approximately 10% of LEI's total net income.

     Sales and Service. Appliance service and merchandising is conducted through a subsidiary, PS&S. Earnings from this segment are based on the difference between the cost associated with the purchase of appliances (together with the cost to deliver and install the product at the customer's location) and the revenues generated upon the sale of the products. Additional earnings are realized from the servicing of appliances and from contract work (i.e., venting and piping). The sales and service operation serves principally to facilitate growth in the natural gas and propane market segments.

INCOME TAXES

     LEI is a corporation and files consolidated tax returns for all subsidiary companies.

SIGNIFICANT MARKET FACTORS

     LEI's businesses are generally affected by a number of market factors, including competition, seasonality and the general economic climate. PGS and PGC are influenced most significantly by local trends in the particular market being served.

     Historically, competition in the sale and distribution of natural gas was limited because of the pervasive nature of federal and state regulation. As a result, PGS's results of operations were largely determined by local factors, including the effects of regulation. However, in recent years, regulatory and economic developments have significantly reduced the influence of such factors. At the federal level, regulations governing natural gas transmission have been redesigned in order to promote intense competition between natural gas transporters and marketers. From an economic perspective, in recent years the energy industry, including the natural gas industry, has been characterized by a surplus of product deliverability which has increased the level of competition.

     Currently, PGS and PGC generally face competition in all aspects of their operations, both from other companies engaged in the natural gas business and from companies providing other energy products and services. This has an effect both on the quantity of product and services sold by PGS and PGC and the price each receives. At all levels of the industry in which PGS and PGC were engaged, competition generally occurs on the basis of price, the ability to meet individual customer requirements, access to supply and reliability. In the current environment, the ability of PGS and PGC to respond to these types of competition is tied directly to their respective abilities to maintain operational flexibility, low operating costs and continued access to reliable sources of competitively priced gas.

     Competition faced by PGS is most prevalent in the large commercial and small industrial market. In recent years, these classes of customers have increasingly become the target of other companies engaged in the natural gas business seeking to sell gas directly or transport third-party gas to such customers through new facilities, thereby bypassing facilities installed by PGS to serve such customers. PGS has met such competition by adopting new programs which, in some instances, have provided its competitors with access to its sales customers, but through the use of PGS's facilities. PGS also faces competition with respect to such customers from alternate fuel sources, including fuel oil, electricity, and in certain instances, liquid petroleum gas.

     PGS currently is not in direct competition with any other distributors of natural gas ("LDC's") with respect to the small commercial and residential segments with its service areas. However, PGS faces significant competition for such customers from other energy suppliers. In addition, while PGS currently holds franchises in most of the communities which it serves, such franchises generally are not by their terms exclusive, and competition has been experienced in certain instances as PGS has sought to extend service from existing service areas to geographically adjacent areas.

     In addition to competition, PGS' and PGC's businesses also are affected at all levels by seasonality and general economic conditions. Because one of the significant markets for natural gas and propane is space heating, demand for natural gas and propane is generally seasonal in nature. Prices of natural gas and propane have historically been and are currently seasonal as well, with prices significantly lower in the summer than in winter.

     General economic conditions also significantly influence the demand for gas. The national demand for gas has increased in recent years and currently is expected to continue to increase in future years. This, in turn, at certain times and in certain market segments has influenced the price for natural gas and gas transportation services. However, while increased demand for gas is somewhat tied to the overall state of economic activity; there can be no assurance that current levels of demand will continue or that, if they continue, they will necessarily have a significant effect on the price of or demand for PGS' products or services. Notably in the traditional LDC markets, the economic conditions prevailing in PGS' historic service areas continue to have a significant effect on operating results. However, notwithstanding the potential negative impact of economic conditions, in recent years the level of economic activity throughout the areas served by PGS has remained relatively stable.

SEASONALITY

     LEI's revenues and gross profit are subject to fluctuations during the year primarily due to the impact of seasonal factors on sales prices and sales volumes of both natural gas and propane. In these market segments, sales volumes are typically higher in the winter months than in the summer months, reflecting increased demand due to greater heating requirements. This seasonal increase in demand also typically results in higher natural gas and propane prices during the winter months as a result of increased sales of higher margin product.

     The 1995-96 winter season was one of the coldest in history with temperatures more than 40% colder than the National Oceanic and Atmospheric Administration ("NOAA") 30-Year average (based on heating degree days). This resulted in record sendouts of natural gas in the residential and commercial markets.

EFFECTS OF INFLATION

     The base rates ("margin(s)") charged to PGS' firm gas customers may not be increased without a general rate case. Accordingly, in the absence of authorized rate increases and except for changes in the cost of gas sold, which are passed along to customers on a timely basis through a purchased gas adjustment clause, PGS must look to performance improvement and higher gas sales volumes to offset inflationary increases in its cost of operations. Current rates only permit PGS to recover its historical cost of utility plant and give no recognition to the replacement cost of these facilities. PGS' last general rate case was filed on January 31, 1992, and the rate adjustments approved by the FPSC as a result of that proceeding became effective on September 11, 1992. Management continually reviews operations and economic conditions to assess the need for filing for general rate relief. Historically, although LEI's operations are affected by general economic trends, LEI does not believe that inflation has had a material effect on its results of operations in the last five years.

RESULTS OF OPERATIONS

     The following table shows the results of operations and certain operating data for LEI's primary business segments for the years ended September 30, 1994, 1995 and 1996.

                                                              YEAR ENDED SEPTEMBER 30
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
                                                               (DOLLARS IN THOUSANDS)
    Natural Gas Operations
      Sales volumes (000 therms).......................   819,634      980,992      859,799
      Operating revenues...............................  $230,891     $219,209     $261,226
      Cost of product..................................   121,296      108,309      133,629
                                                         --------     --------     --------
      Gross profit(1)..................................  $109,595     $110,900     $127,597
    Propane Operations
      Sales volumes (000 gallons)......................    21,270       21,685       23,147
      Operating revenues...............................  $ 21,113     $ 21,386     $ 24,086
      Cost of Product..................................     9,042        9,571       11,061
                                                         --------     --------     --------
      Gross Profit.....................................  $ 12,071     $ 11,815     $ 13,025
    Sales and Service Operations
      Operating Revenues...............................  $ 14,889     $ 13,225     $ 13,924
      Cost of Product..................................     4,390        3,572        3,425
                                                         --------     --------     --------
      Gross Profit.....................................  $ 10,499     $  9,653     $ 10,499
    Consolidated
      Operating revenues...............................  $267,071     $254,001     $299,585
      Cost of Product..................................   134,728      121,452      148,115
                                                         --------     --------     --------
      Gross profit.....................................  $132,343     $132,549     $151,470
      Operating and maintenance expense................    74,109       73,000       74,848
      Depreciation and amortization....................    19,170       17,847       18,871
      Taxes other than income..........................     7,946        7,657       19,157
      Interest expense.................................    11,576       12,177       11,966
      Other income and expenses, net...................     1,052        1,075          743
                                                         --------     --------     --------
      Income before income taxes.......................    18,490       20,793       25,885
      Income taxes.....................................     6,711        8,039        9,935
                                                         --------     --------     --------
      Net Income.......................................  $ 11,779     $ 12,754     $ 15,950
                                                         ========     ========     ========

---------------
(1) Includes Peoples Gas System, Inc., a natural gas utility and Gator Gas Marketing, a natural gas marketing affiliate.

         YEAR ENDED SEPTEMBER 30, 1996 COMPARED WITH SEPTEMBER 30, 1995

     Consolidated Operations. Net income for the year ended September 30, 1996 was $15.9 million compared with $12.8 million for the year ended September 30, 1995. This increase was primarily due to higher sales volumes in both the natural gas and propane residential and commercial segments due to a colder than normal winter season.

     Revenue for 1996 increased 18% and gross profit increased 14% primarily as a result of the higher residential and commercial sales volumes. Operating and maintenance expenses were $1.8 million higher in 1996 compared to 1995 or an increase of 2.5%. This increase is primarily related to increases in employee incentive compensation.

     Depreciation and amortization expense increased $1.0 million from $17.8 million in 1995. This increase was primarily due to additional depreciation expense related to various plant expansion and other capital expenditures incurred since the prior period.

     Taxes other than on income increased from $7.7 million in 1995 to $19.2 million in 1996. Effective January 1996, PGS received a directive from the FPSC regarding the presentation of certain taxes other than on income in the financial statements. The directive stated that such taxes should be included in both operating revenue and taxes other than on income. Historically, these taxes have been shown net on the statement of income. In 1996, taxes totaling $11.1 million are reflected in taxes other than on income and are included in operating revenue. Similar presentation of these taxes in 1995 would have increased revenue and taxes other than on income by $8.6 million.

     Interest expense decreased $211,000 from 1995 to 1996. This decline can be attributed to LEI's repayment of a portion of its long-term debt during 1996 as well as a decline in the average interest rate on outstanding credit lines from 6.5% in 1995 to 6.2% in 1996.

     Other deductions decreased from $1,075,000 to $743,000, due primarily to a reduction in the losses of a joint venture partnership which operates a cogeneration facility.

     Natural Gas Operations. Total sales volumes for the year ended September 30, 1996 were 121.2 million therms less compared to the year ended September 30, 1995. However, sales volumes in the higher margin residential and commercial customer classes were up significantly while the decrease in sales volumes occurred mainly in the lower margin power generation and off system sales categories. The following table summarizes gas sales by customer class.

                                                                           YEAR ENDED
                                                                          SEPTEMBER 30
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                          (000 THERMS)
    Residential......................................................   40,380      48,555
    Commercial.......................................................  225,609     238,322
    Industrial.......................................................  267,449     262,233
    Power Generation.................................................  420,699     309,708
    Off System Sales.................................................   26,855         981
                                                                       -------     -------
              Total..................................................  980,992     859,799
                                                                       =======     =======

     The increase in sales to residential and commercial customers is primarily a result of weather (the winter of 1995-96 was one of the coldest in recorded history in Florida), as well as growth in the customer base. There were 8,618 heating degree days in 1996 as compared to 4,675 in 1995. The decrease in power generation sales was the result of a decrease in usage by a municipal power generator along with the scheduled removal of a cogeneration customer from PGS' system. Off system sales, which are made only on an as-needed, as-available basis, decreased by 25.9 million therms. Revenues resulting from total gas sales increased by $42.0 million or 19.2% for the year ended September 30, 1996 as compared to the year ended September 30, 1995. Gross profits were up $16.7 million or 15%.

     Propane Operations. Propane gas sales in fiscal 1996 increased by 1.5 million gallons or 6.7% as compared to the prior year, due primarily to weather and new customer growth. Revenues of $24.1 million in 1996 were $2.7 million higher than 1995. The average per-gallon margin for the year ended September 30,

1996 was $.563 compared to $.545 for the year ended September 30, 1995. The resulting gross profit for 1996 was $13.0 million, a 10.2% increase over 1995.

     Sales and Service Operations. Revenues from sales and service activities were $13.9 million for the year ended September 30, 1996 compared to $13.2 million for 1995. This was primarily due to higher appliance installation revenue, along with an increase in jobbing sales. PS&S sold 14,480 appliances in 1996 and 16,649 in 1995. Gross profit from sales and service activities amounted to $10.5 million for 1996 compared to $9.7 million for 1995.

         YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH SEPTEMBER 30, 1994

     Consolidated Operations. Net income for the year ended September 30, 1995 was $12.8 million compared with $11.8 million for the year ended September 30, 1994. The increase in net income was primarily the result of a reduction in depreciation and amortization expense due to certain environmental remediation costs being written off in 1994.

     Revenue for 1995 decreased $13.1 million. This was caused primarily by natural gas customers electing to procure their gas supplies directly from producers or marketers, rather than from the company. As a result, the company received less revenue (since it is not billing the gas commodity to the customers) but it also incurred less cost for product (since it is not procuring product on behalf of the customers). At the gross profit level, the company was neutral to these shifts. Gross profit for 1995 was $132.5 million versus $132.3 million in 1994.

     Operating and maintenance expenses were $1.1 million lower in 1995 compared to 1994, or a decrease of 1.5%. This decrease is primarily the result of lower installation costs in the sales and service operations due to sale and installation of fewer appliances sold.

     Depreciation and amortization expense decreased $1.3 million in 1995 compared to 1994. The company had previously incurred environmental remediation costs related to old manufactured gas plant sites. These costs were being amortized over a five year period pursuant to FPSC orders. In 1994, the company entered into an agreement with the FPSC to amortize all remaining environmental costs. The amortization of these costs in 1994 amounted to $2.5 million. This decrease in amortization expense was partially offset by increases in other depreciation and amortization expense related to normal plant expansion and other capital expenditures.

     Taxes other than on income were essentially flat during this period at $7.9 million in 1994 and $7.7 million in 1995.

     Interest expense increased $601,000 from 1994 to 1995, due primarily to an increase in the average interest rate on outstanding credit lines from 4.5% in 1994 to 6.5% in 1995.

     Other deductions remained essentially constant for the years ended September 30, 1994 and 1995.

     Natural Gas Operations. Total sales volume for the year ended September 30, 1995 was 981.0 million therms compared to 819.6 million therms for the year ended September 30, 1994. Sales to residential and commercial customers were essentially flat during this period with the increase in sales volumes coming primarily from power generation sales and sales to off-system customers. The following table shows sales by customer class for the two years.

                                                                           YEAR ENDED
                                                                          SEPTEMBER 30
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
                                                                          (000 THERMS)
    Residential......................................................   40,338      40,380
    Commercial.......................................................  225,696     225,609
    Industrial.......................................................  277,738     267,449
    Power Generation.................................................  275,232     420,699
    Off System Sales.................................................      630      26,855
                                                                       -------     -------
              Total..................................................  819,634     980,992
                                                                       =======     =======

     PGS experienced a 2.9% growth in residential and commercial customers from 1994 to 1995. However the growth in customers was offset by the weather being warmer in 1995 resulting in sales volumes being flat. Growth in power generation sales was primarily the result of increased usage by a municipal power generator. Off system sales increased by 26.2 million therms. These sales are on an as-needed, as-available basis. Revenue resulting from total gas sales decreased $11.6 million from 1994 to 1995, due primarily to customers shifting from sales service to transportation only service. The company remains neutral to these shifts. Gross profit increased $1.3 million from 1994 to 1995.

     Propane Operations. Sales of propane gas increased 2.0% in 1995, from 21.2 million gallons in 1994, to 21.7 million gallons in 1995. Sales growth was primarily the result of new customer signings. Revenues increased from $21.1 million in 1994 to $21.4 million in 1995. The average margin per-gallon for the year ended September 30, 1995 decreased $.023 from the prior year. This resulted in a decline in gross profit of 2.1%, from $12.1 million in 1994 to $11.8 million in 1995.

     Sales and Service Operations. Revenue from sales and service activities decreased $1.7 million or 11.2% for the year ended September 30, 1995 compared to September 30, 1994. The number of appliances sold decreased from 16,836 in 1994 to 16,649 in 1995. Gross profit amounted to $9.7 million for 1995 compared to $10.5 million for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Sources of Cash. LEI's liquidity and capital resources have historically been provided by cash from operating activities and borrowings under its credit agreements. Net cash provided by operating activities was $34.8 million, $36.6 million and $38.1 million for the years ended September 30, 1994, 1995 and 1996 respectively. The primary difference between cash provided by operating activities and net income include depreciation and amortization, deferred taxes, and net changes in working capital components. Liquidity has also been provided by LEI's existing credit facilities as described below. Management believes that cash flow provided by operating activities and borrowings under existing credit agreements is sufficient to meet its working capital, capital expenditure and other cash needs.

     Accounts Receivable. Generally, the level of LEI's accounts receivable is affected primarily by natural gas sales volumes and prices, and to a lesser extent by propane and sales and service activities. Given the impact of seasonal demand factors on natural gas sales volumes, accounts receivable are typically higher in the winter months than they are the remainder of the year. Accounts receivable were $18.2 million at September 30, 1994, $18.0 million at September 30, 1995, and $19.1 million at September 30, 1996.

     Uses of Cash. LEI's primary uses of cash are for working capital needs, capital expenditures, debt repayments, and payment of dividends. Capital expenditures were $30.8 million, $30.0 million and $28.5 million for the years ended September 30, 1994, 1995 and 1996. The company makes scheduled repayments on its long term debt in addition to borrowings and repayments under revolving credit agreements. Net repayments of debt were $100,000 in 1994, $2.7 million in 1995, and $3.5 million in 1996. Dividend payments were $3.8 million, $4.3 million and $4.5 million for 1994, 1995 and 1996 respectively.

     Capital Expenditures. LEI's capital expenditures for the years ended September 30, 1994, 1995 and 1996 were $30.8 million, $30.0 million and $28.5 million respectively. These expenditures were used primarily for system expansion to secure new customers, maintenance of existing assets, and purchase and replacement of tools and equipment. Funds for these capital expenditures were provided by a combination of cash from operating activities and borrowings under existing credit facilities.

     Rates of Return. PGS is the only regulated subsidiary of LEI and is regulated by the FPSC. See "DESCRIPTION OF LEI -- Regulation." PGS' current authorized rate of return on equity as established by the FPSC is in a range from 10.25% to 12.25% with a mid-point of 11.25%. For the years ended September 30, 1994, 1995 and 1996 PGS' achieved returns on equity were 10.38%, 11.19%, and 12.95%, respectively.

     PGS' 12.95% rate of return for the year ended September 30, 1996 is 70 basis points over the top of the range of rate of return authorized by the FPSC. PGS has an understanding with the FPSC staff that any revenues contributing to a return on equity in excess of 12.25% for calendar year 1996 may be held subject to FPSC jurisdiction and decision on disposition.

     Credit Agreements and Debt.

     Long-term debt at September 30, 1994, 1995 and 1996 consisted of the following:

                                                           1994         1995         1996
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Unsecured Senior Notes payable to an insurance
      company in annual installments in varying amounts
      with semi-annual interest payments:
      13.75% due 1995..................................    $1,000
      10.00% due through 1998..........................     3,000       $2,500       $2,000
      10.55% due through 2000..........................     3,000        2,600        2,200
      10.35% due through 2007..........................     8,800        8,400        8,000
      10.33% due through 2008..........................     9,800        9,600        9,400
      10.30% due through 2009..........................    10,000        9,800        9,600
      9.93% due through 2010...........................    10,000       10,000        9,800
      8.00% due through 2012...........................    35,000       35,000       35,000
                                                          -------      -------      -------
                                                           80,600       77,900       76,000
    Unsecured revolving credit agreements and lines of
      credit:..........................................    50,400       50,400       48,800
                                                          -------      -------      -------
                                                          131,000      128,300      124,800
    Less amounts classified as current:................     2,700        1,900        3,600
                                                          -------      -------      -------
    Total Long-Term Debt...............................  $128,300     $126,400     $121,200
                                                          =======      =======      =======

     The 10.00% and 10.55% senior notes are an obligation of PGC and are guaranteed by LEI. The notes may be assumed by PGS without a prepayment premium. The remaining senior notes are an obligation of PGS. Any of the senior notes may be prepaid in whole or in part at any time, subject to a prepayment premium.

     The senior note agreements contain various restrictive covenants, the most significant of which include provisions relating to interest coverage, maximum levels of debt to total capitalization, maintenance of working capital, additional debt and limitations on dividends. Under the most restrictive of such covenants, PGC's current assets may not be less than 85% of current liabilities. At September 30, 1996, current assets were 89.5% of current liabilities.

     Lines of credit with two major commercial banks totaling $15,000,000 are utilized in conjunction with the revolving credit agreements discussed below. To the extent there is outstanding capacity under the revolving credit agreements, these lines of credit borrowings have been classified as long-term debt. Under the terms of the revolving credit agreements with three major commercial banks, commitments totaling $55,000,000 are available to LEI on a revolving credit basis through May 29, 2001. Each year during the term of the agreements, the commitments may be extended for an additional year with the concurrence of the banks. A commitment fee of one-quarter of one percent per annum is charged on any unused amount of the commitments. The amounts paid may be repaid and reborrowed at any time in whole or in part. The notes under the agreements bear interest according to various rate options (based on the LIBOR, prime rate, bank certificates of deposit or bank money market rate) to be selected by LEI for varying time periods.

     The following chart provides information with respect to notes payable to banks under the revolving credit agreements and lines of credit discussed above:

                                                             1994        1995        1996
                                                            -------     -------     -------
                                                               (IN THOUSANDS EXCEPT FOR
                                                                     PERCENTAGES)
    Amount outstanding at September 30....................  $50,400     $50,400     $48,800
    Weighted average interest rate at September 30........      5.5%        7.1%        6.4%
    Maximum amount outstanding during year................   57,300      58,700      60,800
    Daily average amount outstanding during year..........   45,878      45,628      44,994
    Weighted average interest rate during year (computed
      on a daily basis)...................................      4.5%        6.5%        6.2%

     The revolving credit agreements contain various restrictive covenants, the most significant of which include provisions relating to interest coverage, maximum levels of debt to total capitalization, maintenance of working capital, additional debt and limitations on dividends. Under the most restrictive of such covenants, cash dividends paid by LEI are limited to the greater of 50% of net earnings (using the cost method for subsidiaries) or $5,000,000. For the fiscal year ended September 30, 1996, 50% of net earnings was $5,221,000 and dividends paid were $4,542,000.

     Maturities of long-term debt for the year ending September 30, are as follows:

            1997...................................................  $  3,600,000
            1998...................................................     4,000,000
            1999...................................................     4,900,000
            2000...................................................     4,700,000
            2001...................................................    38,100,000
            Thereafter.............................................    69,500,000
                                                                     ------------
                                                                     $124,800,000
                                                                     ============

     LEI has a letter of credit in the amount of $1,900,000 drawn on a major commercial bank in favor of an insurance company which is the primary carrier of LEI's liability insurance. Amounts available to LEI under its revolving credit agreements and lines of credit are not affected by this letter of credit.

     Regulatory Environment. PGS is a natural gas utility which is regulated by the FPSC. PGS last full rate proceeding was filed in January 1991 (Docket No. 911150-GU, Order issued September 3, 1992). In that proceeding, PGS was authorized a return on equity in a range from 11.00% to 13.00% with a mid-point of 12.00%. In October 1993, the FPSC initiated discussions with PGS regarding reducing the previously authorized return on equity due to declining interest rates. In November 1993, PGS entered into an agreement with the FPSC to reduce the authorized return on equity to a range of 10.25% to 12.25%, with a mid-point of 11.25%. In that agreement PGS also agreed to accelerate the amortization of environmental remediation costs during fiscal year 1994, thereby completely amortizing all currently incurred environmental costs. See "DESCRIPTION OF
LEI -- Regulation."

     Environmental Matters. LEI is subject to certain governmental regulation and oversight concerning certain environmental matters. See "DESCRIPTION OF LEI -- Environmental Matters."

                              LEI SHARE OWNERSHIP

     The following table sets forth information with respect to all persons who are known to LEI to be beneficial owner of more than five percent of the outstanding LEI Common Stock as of October 16, 1996.

                       NAME AND ADDRESS               SHARES          PERCENT OF CLASS
            --------------------------------------  -----------       ----------------
            Howell L. Ferguson....................   74,460.837(1)          6.97%
              602 Ingleside Avenue
              Tallahassee, Florida 32303
            Tom L. Rankin.........................   81,331.101(2)          7.61%
              5324 Interbay Blvd.
              Tampa, Florida 33611
            Stella Ferguson Thayer................   83,535.611(3)          7.82%
              Fort King Highway
              Thonotosassa, Florida 33592

---------------
(1) Includes 50,389.116 shares held by a trust of which Mr. Ferguson is a trustee and 1,423.000 shares owned by a minor child of Mr. Ferguson as to which shares Mr. Ferguson disclaims any beneficial interest.

(2) Includes 38,689.841 shares held by trusts of which Mr. Rankin is the trustee; 118.340 shares owned by Mr. Rankin's wife as to which shares Mr. Rankin disclaims any beneficial interest; and 1,133.434 shares owned by Lykes Bros. Inc. of which Mr. Rankin serves as president and chief executive officer.

(3) Includes 50,389.116 shares held in a trust of which Mrs. Thayer is a trustee; 2,491.525 shares held in a trust of which Mrs. Thayer is the trustee; and 3,319.824 shares owned by Mrs. Thayer's husband as to which Mrs. Thayer disclaims any beneficial interest.

     The following table sets forth the shares of LEI Common Stock beneficially owned as of October 16, 1996 by LEI's directors. Except as otherwise noted, such persons have sole investment and voting power over the shares. The number of shares of LEI Common Stock beneficially owned by all directors and executive officers does not exceed 37.29% of such shares outstanding as of October 16, 1996.

                                    NAME                               SHARES
            -----------------------------------------------------  --------------
            Stewart T. Bertron...................................       1,582.800
            John A. Brabson, Jr. ................................      34,786.967(1)
            Charles G. Burr, III.................................      31,567.249(2)
            Joseph L. Carrere....................................      51,009.545(3)
            Almeria T. Cottingham................................      16,865.083(4)
            G.C. Duncan, Jr. ....................................      14,456.615(5)
            Richard O. Jorgensen.................................      10,646.061(6)
            Keenan C. Kelsey.....................................      31,130.937
            Charles P. Lykes, Jr. ...............................      11,878.613(7)
            J.T. Lykes, III......................................      27,861.246(8)
            Douglas W. Maclay, Jr. ..............................       2,965.525(9)
            Tom L. Rankin........................................      81,331.101(10)
            Stella F. Thayer.....................................      83,535.611(11)
            Wm. B. Wood..........................................           0.000
            All directors and executive officers as a group......     398,483.919

---------------
 (1) Includes 33,653.533 shares held by Brabson, Ltd. of which Mr. Brabson's wife serves as general partner and 1,133.434 shares owned by Lykes Bros. Inc. of which Mr. Brabson serves as chairman of the board of directors.

 (2) Includes 16,000.000 shares owned by Mr. Burr's wife, as to which shares he disclaims any beneficial interest.

 (3) Includes 17,183.000 shares held by Keenan Capital, Ltd. of which Mr. Carrere serves as general partner and 33,826.545 shares held by a trust of which Mr. Carrere is a trustee.

 (4) Includes 4,072.875 shares held in trusts of which Mrs. Cottingham serves as trustee.

 (5) Includes 622.000 shares owned by Mr. Duncan's minor children, as to which shares Mr. Duncan disclaims and beneficial interest.

 (6) Includes 10,646.061 shares owned by Mr. Jorgensen's wife as to which shares Mr. Jorgensen disclaims any beneficial interest.

 (7) Includes 2,550.000 shares owned by Mr. Lykes' minor children as to which shares Mr. Lykes disclaims any beneficial interest.

 (8) Includes 13,984.246 shares owned by JTL, Ltd. of which Mr. Lykes serves as general partner and 13,877.000 shares held by a trust of which Mr. Lykes serves as trustee.

 (9) Includes 120.000 shares owned by Mr. Maclay's minor children as to which shares Mr. Maclay disclaims any beneficial interest.

(10) Includes 38,689.841 shares held by trusts of which Mr. Rankin is the trustee; 118.340 shares owned by Mr. Rankin's wife as to which shares Mr. Rankin disclaims any beneficial interest; and 1,133.434 shares owned by Lykes Bros. Inc. of which Mr. Rankin serves as president and chief executive officer.

(11) Includes 50,389.116 shares held in a trust of which Mrs. Thayer is a trustee; 2,491.525 shares held in a trust of which Mrs. Thayer is the trustee; and 3,319.824 shares owned by Mrs. Thayer's husband as to which Mrs. Thayer disclaims any beneficial interest.

              COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK
                              AND LEI COMMON STOCK

     TECO and LEI are both Florida corporations subject to the provisions of the FBCA Act. Shareholders of LEI, whose rights are governed by the Articles and Bylaws of LEI, will upon consummation of the Merger, become shareholders of TECO. The rights of such shareholders as shareholders of TECO will then be governed by the Articles and Bylaws of TECO.

     Except as set forth below, there are no material differences between the rights of a LEI shareholder under the Articles and Bylaws of LEI, on one hand, and the rights of a TECO shareholder under the Articles and Bylaws of TECO on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to the FBCA and the Articles and Bylaws of LEI and TECO.

  Size and Classification of the Board of Directors

     TECO. The Bylaws of TECO state that the size of the TECO Board is determined by the TECO Board, provided that in no event shall the number be less than three or more than fifteen. The TECO Board is divided into three classes, and directors are elected for three year terms.

     LEI. The Bylaws of LEI state that the size of the LEI Board is determined by vote of the shareholders, provided that in no event shall the number be less than three or more than twenty-five.

  Removal of Directors

     TECO. Directors of TECO may be removed at any time, with or without cause, only by a majority vote of the entire TECO Board or by the affirmative vote of holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as one class.

     LEI. Directors of LEI may be removed by a majority vote of the shareholders at any shareholder meeting.

  Shareholder Nominations

     TECO. Nominations for the election of directors may be made by the TECO Board or a proxy committee appointed by the TECO Board or by any shareholder entitled to vote in the election of directors generally. However, any shareholder entitled to vote in the election of directors may nominate one or more persons only if written notice of such shareholder's intent to make such nomination(s) has been given to the Secretary of TECO not later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of the third Tuesday in April; provided, however, that in the event the annual meeting is scheduled for a different day that is not within 10 days of the third Tuesday in April, and notice of the date of such annual meeting is mailed to shareholders or public disclosure of such meeting date is made less than 100 days prior to such date, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the day on which notice of such special meeting was mailed or public disclosure of such meeting was made to shareholders. The shareholder's notice shall include: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock and entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person(s); (c) a description of all arrangements or understanding between the shareholder and each nominee;
(d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission, had the nominee been nominated or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of TECO if so elected.

     LEI. The Articles and Bylaws of LEI contain no provisions regarding the ability of shareholders to nominate individuals for election to the LEI Board.

  Notification of Shareholder Proposed Business

     TECO. The Bylaws of TECO provide that a shareholder generally may properly bring business before the annual meeting of shareholders only if written notice of such shareholder's intent is delivered to the Secretary of TECO not later than 90 days in advance of the third Tuesday in April. Furthermore, such notice must set forth as to each item of business the shareholder proposes to bring before the annual meeting: (a) a brief description of such business and the reasons for conducting such business; (b) the name and record address of the shareholder proposing such business; (c) the number of shares of capital stock of TECO beneficially owned by the shareholder; and (d) a description of all arrangements or understandings between the shareholder and any other person(s) pursuant to which the proposal or proposals are to be made by the shareholder and any material interest of the shareholder in the business being proposed.

     LEI. The Articles and Bylaws of LEI contain no provisions regarding notification of shareholder proposed business.

  Meetings of Shareholders

     TECO. Under the Articles of TECO, any act required or permitted to be taken by the shareholders of TECO must be effected at a duly called annual or special meeting of shareholders. No actions may be effected by any consent in writing by such shareholders. Special meetings of the shareholders may be called only by TECO's Chief Executive Officer, the President, any Vice President, the TECO Board, or if demanded in writing by the holders of at least 50% of the shares entitled to vote at the meeting. A meeting so demanded by shareholders shall be called by the Secretary and held not less than 90 days after the demand is made.

     LEI. Special meetings of the shareholders may be called only by the president, a majority of the board of directors requesting such in writing or a majority of the shareholders requesting such in writing. Actions which may be taken at a meeting of shareholders may also be taken by means of consents.

  Required Vote for Authorization of Certain Actions

     TECO. The Articles of TECO were amended to require the vote of the holders of at least 80% of the voting power of the then outstanding shares of stock of all classes and series of the corporation entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalization and liquidations, involving TECO or its subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns 10% or more of the voting power of the then outstanding shares of capital stock of TECO entitled to vote generally in an election of directors), unless the fair market value and other procedural requirements of the amendment are met.

     LEI. The Articles and Bylaws of LEI do not contain any special provisions relating to required votes for certain actions.

  Amendment of Corporate Charter and Bylaws

     TECO. The alteration, amendment, or repeal of Article VIII (Certain Business Combinations), Article IX (Board of Directors), Article X (Shareholder Action) and Article XI (Amendment of Articles of Incorporation and Bylaws) of the Articles of TECO require the affirmative vote of 80% or more of the voting power of the then outstanding shares of capital stock of TECO entitled to vote generally in an election of directors, voting together as a single class. The Bylaws of TECO may be amended by a majority vote of the TECO Board at any regular or special meeting.

     LEI. The Articles of LEI do not provide how they are to be amended. But the FBCA provides that the Articles may be amended by a majority vote of the shareholders. The Bylaws of LEI may be amended by a majority vote of the shareholders or of the LEI Board.

  State Antitakeover Statute

     TECO. The FBCA contains an antitakeover statute concerning "control-share acquisitions", which limits the voting rights of shares held by persons who have acquired certain ranges of voting power. Under the FBCA "control shares" retain the same voting rights existing before the "control-share acquisition" only to the extent granted by resolution approved by the majority of all votes entitled to be cast by each class or series entitled to vote on the proposal, excluding the control shares. As permitted under the statute, the Bylaws of TECO provide that the Florida control-share acquisitions statute does not apply to TECO common stock.

     LEI. The Articles and Bylaws of LEI contain no provision to "opt out" of the FBCA on control share acquisitions.

                                 LEGAL OPINIONS

     The validity of the TECO Common Stock to be issued in connection with the Merger will be passed upon for TECO by Palmer & Dodge LLP, Boston, Massachusetts, counsel for TECO.

     Macfarlane Ferguson & McMullen is acting as counsel for LEI in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 included in TECO's Annual Report on Form 10-K for the year ended December 31, 1995, have been incorporated by reference in this Prospectus/Proxy Statement in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of LEI as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 included in this Prospectus/Proxy Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               FINANCIAL ADVISORS

     CS First Boston acted as financial advisor to LEI in connection with the Merger. Pursuant to the terms of its engagement, LEI has agreed to pay CS First Boston a transaction fee, upon consummation of the Merger, equal to $3,240,000. In addition, LEI has agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify CS First Boston and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

     Morgan Stanley acted as financial advisor to TECO in connection with the Merger. Pursuant to the terms of its engagement, TECO agreed to pay Morgan Stanley a transaction fee, upon consummation of the Merger, equal to $2,700,000. In addition, TECO has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Morgan Stanley and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

                           SOLICITATION COMPENSATION

     LEI will bear the cost of solicitation of consents, including the charges and expenses of brokerage firms and others of forwarding solicitation material to beneficial owners of stock. In addition to the use of mails, consents may be solicited by officers and employees of LEI in person or by telephone.

                             AVAILABLE INFORMATION

     TECO is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Reports and proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission as well as copies of the Registration Statement, of which this Prospectus/Proxy Statement is a part, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or at the Commission's web site (http://www.sec.gov) and may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     TECO has filed with the Commission a Registration Statement with respect to the securities offered hereby. This Prospectus/Proxy Statement also constitutes the prospectus of TECO filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus/Proxy Statement as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above. All information included herein with respect to LEI and its shareholders has been furnished by LEI.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by TECO with the Commission (File No. 1-8180) under the Exchange Act are incorporated by reference herein and, as indicated, are attached to this Prospectus/Proxy Statement:

          (1) TECO's annual report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 28, 1996 (attached as Annex V).

          (2) TECO's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 filed with the Commission on May 14, 1996, August 13, 1996 and November 13, 1996, respectively (attached as Annex VI, Annex VII and Annex VIII, respectively).

     All documents filed by TECO pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the date the requisite consents approving the Merger are received shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

                 INDEX TO LEI CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................   F-2
Consolidated Balance Sheet as of September 30, 1996 and 1995..........................   F-3
Consolidated Statement of Income for each of the three years in the period ended
  September 30, 1996..................................................................   F-4
Consolidated Statement of Stockholders' Equity for each of the three years in the
  period ended September 30, 1996.....................................................   F-5
Consolidated Statement of Cash Flows for each of the three years in the period ended
  September 30, 1996..................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Lykes Energy, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lykes Energy, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Tampa, Florida
October 31, 1996

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                                           SEPTEMBER 30,
                                                                                      -----------------------
                                                                                        1996          1995
                                                                                      ---------     ---------
                                                                                          (IN THOUSANDS)
                                                   ASSETS
Current assets:
  Cash..............................................................................  $   4,817     $   3,544
  Accounts receivable, less allowance for uncollectible accounts of $125,000
    (1995 -- $125,000)..............................................................     19,099        18,025
  Unbilled revenues.................................................................      6,503         5,748
  Inventories.......................................................................      3,534         3,442
  Prepayments and other current assets..............................................      3,619         3,291
                                                                                      ---------     ---------
                                                                                         37,572        34,050
                                                                                      ---------     ---------
  Property, plant and equipment:
    Natural gas plant...............................................................    406,258       384,562
    Other...........................................................................     35,608        33,862
                                                                                      ---------     ---------
                                                                                        441,866       418,424
  Less accumulated depreciation.....................................................   (166,657)     (152,841)
                                                                                      ---------     ---------
                                                                                        275,209       265,583
  Investment in joint ventures......................................................      4,340         4,585
  Other assets......................................................................     10,718         7,954
                                                                                      ---------     ---------
                                                                                      $ 327,839     $ 312,172
                                                                                      =========     =========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.................................................  $   3,600     $   1,900
  Current portion of customer deposits..............................................      1,966         1,910
  Accounts payable..................................................................     12,543        11,535
  Income taxes payable..............................................................      1,017           269
  Other taxes payable...............................................................      5,443         5,085
  Overrecovered gas costs...........................................................      3,942         2,428
  Accrued interest payable..........................................................      2,011         2,051
  Other accrued liabilities.........................................................      7,814         6,691
                                                                                      ---------     ---------
                                                                                         38,336        31,869
                                                                                      ---------     ---------
Other liabilities:
  Deferred income taxes.............................................................     31,677        29,312
  Customer deposits, less current portion...........................................     22,108        22,724
  Customer advances for construction................................................      1,330         1,314
  Other.............................................................................      6,554         5,309
                                                                                      ---------     ---------
                                                                                         61,669        58,659
                                                                                      ---------     ---------
Long-term debt, less amount due within one year.....................................    121,200       126,400
                                                                                      ---------     ---------
Commitments and contingencies
Stockholders' equity:
  Common stock (2,200,000 shares authorized, 1,068,668 and 1,068,905 shares issued and outstanding at September 30, 1996 and 1995, respectively, par $.10 per
    share)..........................................................................        107           107
  Class B non-voting common stock (1,000,000 shares authorized, 0 shares issued and outstanding at September 30, 1996 and 1995, par $.10 per share).................
  Additional paid in capital........................................................      2,118         2,136
  Retained earnings.................................................................    104,409        93,001
                                                                                      ---------     ---------
Total stockholders' equity..........................................................    106,634        95,244
                                                                                      ---------     ---------
                                                                                      $ 327,839     $ 312,172
                                                                                      =========     =========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
                                                               (IN THOUSANDS EXCEPT PER SHARE
                                                                           DATA)
Operating revenues.........................................  $299,585     $254,001     $267,071
                                                             --------     --------     --------
Operating costs and expenses:
  Cost of product sold.....................................   148,115      121,452      134,728
  Operating expenses.......................................    69,595       67,835       68,560
  Maintenance expenses.....................................     5,253        5,165        5,549
  Depreciation and amortization............................    18,871       17,847       19,170
  Taxes other than on income...............................    19,157        7,657        7,946
                                                             --------     --------     --------
                                                              260,991      219,956      235,953
                                                             --------     --------     --------
Income from operations.....................................    38,594       34,045       31,118
Other deductions:
  Interest expense.........................................    11,966       12,177       11,576
  Other, net...............................................       743        1,075        1,052
                                                             --------     --------     --------
                                                               12,709       13,252       12,628
                                                             --------     --------     --------
Income before income taxes.................................    25,885       20,793       18,490
Provision for income taxes.................................     9,935        8,039        6,711
                                                             --------     --------     --------
Net income.................................................  $ 15,950     $ 12,754     $ 11,779
                                                             ========     ========     ========
Net income per share.......................................  $  14.92     $  11.93     $  11.02
                                                             ========     ========     ========
Weighted average shares outstanding........................     1,069        1,069        1,069
                                                             ========     ========     ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    COMMON       ADDITIONAL
                                                   STOCK AT       PAID-IN       RETAINED
                                                   PAR VALUE      CAPITAL       EARNINGS      TOTAL
                                                   ---------     ----------     --------     --------
                                                                     (IN THOUSANDS)
September 30, 1993 balance.......................    $ 107         $2,136       $ 76,517     $ 78,760
  Net income.....................................                                 11,779       11,779
  Cash dividend ($3.53 per share)................                                 (3,773)      (3,773)
                                                      ----         ------       --------     --------
September 30, 1994 balance.......................    $ 107         $2,136       $ 84,523     $ 86,766
  Net income.....................................                                 12,754       12,754
  Cash dividend ($4.00 per share)................                                 (4,276)      (4,276)
                                                      ----         ------       --------     --------
September 30, 1995 balance.......................    $ 107         $2,136       $ 93,001     $ 95,244
  Net income.....................................                                 15,950       15,950
  Cash dividend ($4.25 per share)................                                 (4,542)      (4,542)
  Stock repurchase...............................                     (18)                        (18)
                                                      ----         ------       --------     --------
September 30, 1996 balance.......................    $ 107         $2,118       $104,409     $106,634
                                                      ====         ======       ========     ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income...............................................  $ 15,950     $ 12,754     $ 11,779
                                                             --------     --------     --------
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation..........................................    18,713       17,690       16,495
     Amortization..........................................       158          157        2,675
     Equity in net loss of joint venture...................       554          866          609
     Deferred income taxes.................................     2,365        2,520        3,081
     Changes in assets and liabilities:
       Accounts receivable.................................    (1,074)         218        2,435
       Unbilled revenues...................................      (755)         196          379
       Inventories.........................................       (92)         608         (177)
       Prepayments and other current assets................      (328)        (186)        (243)
       Overrecovered gas costs.............................     1,514         (735)      (3,300)
       Accounts payable....................................     1,008         (985)        (667)
       Income taxes payable................................       748          363       (2,134)
       Other taxes payable.................................       358          (52)         135
       Accrued interest payable............................       (40)        (168)        (279)
       Customer deposits...................................      (560)         824        1,961
       Customer advances for construction..................        16          179         (138)
       Other, net..........................................      (396)       2,386        2,281
                                                             --------     --------     --------
          Total adjustments................................    22,189       23,881       23,113
                                                             --------     --------     --------
          Net cash provided by operating activities........    38,139       36,635       34,892
                                                             --------     --------     --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.................                               2,400
  Principal payments on long-term debt, net................    (3,500)      (2,700)      (2,500)
  Repurchase of common stock...............................       (18)
  Dividends paid...........................................    (4,542)      (4,276)      (3,773)
                                                             --------     --------     --------
          Net cash used in financing activities............    (8,060)      (6,976)      (3,873)
                                                             --------     --------     --------
Cash flows from investing activities:
  Capital expenditures.....................................   (28,497)     (29,959)     (30,838)
  Investment in joint ventures.............................      (309)        (204)         (59)
                                                             --------     --------     --------
          Net cash used in investing activities............   (28,806)     (30,163)     (30,897)
                                                             --------     --------     --------
Net increase (decrease) in cash............................     1,273         (504)         122
  Cash at beginning of year................................     3,544        4,048        3,926
                                                             --------     --------     --------
  Cash at end of year......................................  $  4,817     $  3,544     $  4,048
                                                             ========     ========     ========
Supplemental disclosures of cash information:
  Cash paid during the year for:
     Interest..............................................  $  9,406     $ 10,410     $ 11,723
     Income taxes..........................................  $  6,873     $  5,060     $  5,311

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the financial results of Lykes Energy, Inc. and subsidiaries (the Company), all of which are wholly owned. The Company's major subsidiaries are Peoples Gas System, Inc., which is engaged in the sale and distribution of natural gas; Peoples Gas Company, which is engaged in the sale of propane gas; and Peoples Sales & Service Company, which is engaged in the sale and servicing of appliances. Other subsidiaries are engaged in gas marketing and development of cogeneration projects. The Company's largest subsidiary, Peoples Gas System, Inc. (PGS), is a public utility which is regulated by the Florida Public Service Commission (PSC).

     The Company has a 50% interest in a joint venture partnership which developed and operates a 109 megawatt gas-fired cogeneration facility in Dade City, Florida. The Company also has interests in other joint venture partnerships relating to gas exploration and marketing. These investments are accounted for under the equity method.

     All significant intercompany accounts and transactions have been eliminated.

     The Company is exempt from regulation under the Public Utility Holding Company Act of 1935 except Section 9(a)(2) thereof relating to acquisitions of securities of other public utility companies.

     Preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

  Property, Plant and Equipment

     Natural gas plant is recorded at original cost when first devoted to public service. Other plant, which consists primarily of propane gas plant, is recorded at cost.

     Additions to and replacement of plant include the cost of materials, labor, and certain overhead expenses. The costs of depreciable assets retired or otherwise disposed of are removed from the related asset accounts; and such costs, plus removal costs, less salvage receipts, are charged to accumulated depreciation. All expenditures for maintenance and repairs are charged to maintenance expenses as incurred.

     Construction Work in Progress for PGS is included in regulatory rate base and, accordingly, interest during construction is not capitalized. Interest during construction of other subsidiaries and affiliates, if applicable, is capitalized.

  Depreciation

     The Company provides for depreciation by the straight-line method at annual rates that amortize the cost (less net salvage) of depreciable property over its estimated service life. During the years ended September 30, 1996, 1995 and 1994, the provision for depreciation approximated a composite rate of 4.3%.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by an average cost method for materials and supplies, and the first-in, first-out method for propane gas. Appliance inventories are stated at standard cost.

  Customer Deposits

     In accordance with PSC rules and Company policy, customer deposits are refunded to certain customers who have met established criteria. Deposits which are estimated to be refunded within one year are reported as a current liability. All other deposits are reported as other liabilities.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

  Revenues

     PGS recognizes revenue as products and services are provided and, accordingly, includes an accrual for unbilled products and services.

     Revenues include amounts resulting from a PGS purchased gas adjustment clause which is designed to permit full recovery of these costs. Under this clause, costs of purchased gas are billed to customers as the costs are incurred. Any underrecovery of these costs is shown as a current asset, and any overrecovery is shown as a current liability.

     Certain PGS customers purchase gas directly from gas producers. PGS delivers the gas to these customers and bills a transportation charge on these deliveries. The Company's financial statements include revenues of $18,827,000, $22,061,000 and $24,122,000 for fiscal 1996, 1995 and 1994, respectively, for the transportation charges.

  Income Taxes

     The Company adopted the liability method of accounting for deferred income taxes as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of October 1, 1993. Under the liability method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effect of regulation on PGS, certain adjustments made to deferred income taxes to reflect the adoption of SFAS 109 are, in turn, debited or credited to regulatory assets or liabilities. The resulting net regulatory liability of $260,000 related to income taxes is reported in other liabilities as of September 30, 1996, 1995 and 1994. Such adjustments had no material impact on the financial position or results of operations of the Company.

  Net Income Per Share

     Net income per share is based on the weighted average number of common shares outstanding. Reacquired common stock is accounted for as if retired.

2. OTHER ASSETS

                                                                          SEPTEMBER 30,
                                                                        ------------------
                                                                         1996        1995
                                                                        -------     ------
                                                                          (IN THOUSANDS)
    Cash surrender value of insurance policies........................  $ 7,215     $5,863
    Debt issue costs..................................................      916      1,008
    Deferred environmental costs......................................    1,767        463
    Other.............................................................      820        620
                                                                        -------     ------
              Total assets............................................  $10,718     $7,954
                                                                        =======     ======

     The Company invests in insurance policies to fund certain supplemental employee retirement benefits. At September 30, 1996 and 1995, the accumulated benefit liability amounted to $5,090,000 and $4,327,000, respectively, which is included in other liabilities. Expenses of $803,000, $1,218,000 and $434,000 for 1996, 1995 and 1994, respectively, are included in operating expenses.

     Included in other assets are costs which are deferred and charged to operations upon receipt of PSC orders permitting such charges. Authorization to commence amortization has not been issued. Debt issue expenses are being amortized over the term of the related debt.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

3. INVENTORIES

                                                                           SEPTEMBER 30,
                                                                         -----------------
                                                                          1996       1995
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Materials and supplies.............................................  $1,567     $1,652
    Merchandise held for resale........................................   1,180      1,251
    Propane gas........................................................     787        539
                                                                         ------     ------
                                                                         $3,534     $3,442
                                                                         ======     ======

4. LONG-TERM DEBT

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Senior Notes and other long-term debt:
      10% due 1997 through 1998....................................  $  2,000     $  2,500
      10.55% due 1997 through 2000.................................     2,200        2,600
      10.35% due 1997 through 2007.................................     8,000        8,400
      10.33% due 1997 through 2008.................................     9,400        9,600
      10.30% due 1997 through 2009.................................     9,600        9,800
      9.93% due 1997 through 2010..................................     9,800       10,000
      8% due 1997 through 2012.....................................    35,000       35,000
      Revolving credit agreements and lines of credit..............    48,800       50,400
                                                                     --------     --------
                                                                      124,800      128,300
         Less amount due within one year...........................     3,600        1,900
                                                                     --------     --------
                                                                     $121,200     $126,400
                                                                     ========     ========

     The long-term debt agreements contain various restrictive covenants, the most significant of which include provisions relating to interest coverage, maximum levels of debt to total capitalization, maintenance of working capital, additional debt and limitations on dividends.

     Lines of credit of $15,000,000 are utilized in conjunction with the revolving credit agreements discussed below. To the extent there is outstanding capacity under the revolving credit agreements, these lines of credit borrowings have been classified as long-term debt. Under the terms of the revolving credit agreements with three major commercial banks, commitments totaling $55,000,000 are available to Lykes Energy, Inc., on a revolving basis through May 29, 2001. Each year during the term of the agreements, the commitments may be extended for an additional year with the concurrence of the banks. A commitment fee of 1/4 of 1% per annum is charged on any unused amount of the commitments. The amounts borrowed may be repaid according to various rate options (based on the LIBOR, prime rate, bank certificates of deposit or bank money market rate) to be selected by the Company for varying time periods. The interest rates at September 30, 1996 and 1995 were 6.4% and 7.1%, respectively. Weighted average interest rate on short-term borrowings were approximately 6.2%, 6.5% and 4.5% for fiscal 1996, 1995 and 1994, respectively.

     At September 30, 1996, the estimated fair value of long-term debt is approximately $130,600,000. For the fixed rate long-term debt, an interest rate of 7.75% (105 basis points over the ask/yield price for 10-year government bonds and notes as of September 30, 1996) was used as the discount rate. For that portion of long-term debt that reprices to market rates at intervals of six months or less, the carrying amount has been used as a reasonable estimate of fair value.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     Repayment requirements applicable to long-term debt outstanding at September 30, 1996, are as follows (in thousands):

          1997............................................................  $  3,600
          1998............................................................     4,000
          1999............................................................     4,900
          2000............................................................     4,700
          2001............................................................    38,100
          Thereafter......................................................    69,500
                                                                            --------
                                                                            $124,800
                                                                            ========

5. EMPLOYEE BENEFIT PLANS

     PGS maintains a qualified noncontributory defined benefit pension plan (Retirement Plan) which covers substantially all employees with benefits based on the employee's years of service and an average of compensation during specified years of employment. The Retirement Plan is funded annually by the Company within the guidelines set by the Employee Retirement Income Security Act of 1974 (ERISA) for the minimum annual contribution and the maximum allowable as a tax deduction by the Internal Revenue Service (IRS). Plan assets are invested primarily in a collective investment trust consisting of equity securities, fixed income securities and cash equivalents. The total pension plan costs for the years ended September 30, 1996, 1995 and 1994 were approximately $1,720,000, $2,392,000 and $1,789,000, respectively.

     Components of pension plan costs, as determined by actuarial valuations, for the years ended September 30, were:

                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Service cost -- benefits earned during the period.....  $ 1,784     $ 1,703     $ 1,873
    Interest cost on projected benefit obligation.........    2,812       2,579       2,412
    Actual return on plan assets..........................   (4,116)     (5,776)     (1,032)
    Net amortization and deferrals........................    1,240       3,103      (1,464)
    Voluntary employee retirement program.................                  783
                                                            -------     -------     -------
    Net pension plan costs................................  $ 1,720     $ 2,392     $ 1,789
                                                            =======     =======     =======

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     Reconciliation of the Plan's funded status to the recorded pension liability at September 30, was:

                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Plan assets at fair value......................................  $ 40,569     $ 36,256
    Projected benefit obligation...................................   (39,249)      35,276
                                                                     --------     --------
    Excess (deficiency) of plan assets over projected benefit
      obligation...................................................     1,320          980
    Unrecognized net loss (gain)*..................................    (4,149)      (3,698)
    Unrecognized prior service cost................................       247          296
    Unrecognized net transition asset (being amortized over 15
      years).......................................................      (896)      (1,075)
                                                                     --------     --------
    Accrued pension cost...........................................  $ (3,478)    $ (3,497)
                                                                     ========     ========
    Actuarial present value of accumulated benefit obligation
      (including vested benefit of: 1996 -- $28,075,000;
      1995 -- $25,428,000).........................................  $ 28,363     $ 25,770
                                                                     ========     ========

---------------
* Being amortized on remaining service period of active employees.

     Actuarial rate assumptions used in determining the above valuations were:
Discount -- 7.75% for 1996, 8.25% for 1995 and 7.75% for 1994; compensation levels -- 6.00% for 1996 and 6.50% for 1995 and 1994; and plan asset growth -- 8% (all years).

     A qualified defined contribution plan (Savings Plan) covering substantially all employees is sponsored by the Company. Employees may contribute a portion of their pretax and/or after tax income in accordance with specified guidelines. The Company matches a percentage of these contributions up to certain limitations. Such costs amounted to $1,150,000, $1,094,000 and $1,068,000 in 1996, 1995 and 1994, respectively.

  Postretirement Benefits Other Than Pensions

     PGS provides health care benefits to some retirees prior to their attaining age 65 and a life insurance benefit to all retirees. In 1994, the Company adopted SFAS 106, which requires accounting of the estimated future cost of such benefits during the service lives of the employees. The implementation of the standard resulted in an accumulated postretirement benefit obligation (transition obligation) related to past employee service of $5,060,751. As permitted, the Company elected to amortize this cost over 20 years instead of expensing the total benefit obligation in 1994. The Company's cost under SFAS 106, including the amortization of the transition obligation, was $477,000 , $732,000 and $962,000 for 1996, 1995 and 1994, respectively. The following tables set forth the status of the plan at September 30, 1996 and 1995:

     Accrued postretirement benefit liability:

                                                                        1996        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Accumulated postretirement benefit obligations:
      Retirees.......................................................  $ 1,033     $ 1,853
      Fully eligible active plan participants........................      826         950
      Other active participants......................................    1,211       1,540
                                                                       -------     -------
      Total accumulated postretirement benefit obligations...........    3,070       4,343
    Unrecognized gain................................................    2,251       1,259
    Unrecognized net transition obligation...........................   (4,157)     (4,536)
                                                                       -------     -------
    Accrued postretirement benefit liability.........................  $ 1,164     $ 1,066
                                                                       =======     =======

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     Net postretirement benefit cost:

                                                                    1996     1995     1994
                                                                    ----     ----     ----
                                                                        (IN THOUSANDS)
    Service cost -- benefits earned during the period.............  $152     $220     $328
    Interest cost on accumulated postretirement benefit
      obligation..................................................   230      333      381
    Amortization of transition obligation.........................    95      179      253
                                                                    ----     ----     ----
    Net postretirement benefit cost...............................  $477     $732     $962
                                                                    ====     ====     ====

     The discount rates used for 1996, 1995 and 1994 were 7.75%, 8.25% and 8.25%, respectively. Under the indemnity plan, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0% for 1996 and 7.5% for 1997, and was assumed to decrease to 5.75% by the year 2008 and remain level thereafter. The POS plan utilized a 6.0% annual increase for both 1996 and 1997, an ultimate trend rate of 5.0% is assumed to be reached in year 2003. The expected health care costs under the HMO plan were assumed to increase 4.0% for all future years. A one percentage point change in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $162,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $30,000.

6. INCOME TAXES:

     The net deferred income tax liability for the respective years is comprised of the following:

                                                             1996        1995
                                                            -------     -------
                                                              (IN THOUSANDS)
    Property, plant & equipment...........................  $34,039     $31,614
    Investment in joint venture...........................    2,240       2,111
    Other.................................................    1,067         742
                                                            -------     -------
    Gross deferred tax liabilities........................   37,346      34,467
                                                            -------     -------
    Deferred compensation and retirement benefits.........   (2,988)     (2,618)
    Deferred purchase gas costs...........................   (1,521)       (937)
    Advances in aid of construction.......................     (605)       (590)
    Accrued/other.........................................     (555)     (1,010)
                                                            -------     -------
    Gross deferred tax assets.............................   (5,669)     (5,155)
                                                            -------     -------
                                                            $31,677     $29,312
                                                            =======     =======

     The income tax provision for the respective years consisted of the following:

                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Currently payable
      Federal................................................  $6,507     $4,752     $3,586
      State..................................................   1,063        767        582
    Deferred.................................................   2,365      2,520      2,543
                                                               ------     ------     ------
                                                               $9,935     $8,039     $6,711
                                                               ======     ======     ======

     The effective tax rates utilized by the Company approximates the combined Federal and State statutory rates.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

7. RELATED PARTY TRANSACTIONS:

     The Company has business relationships with other entities under direct and indirect control of management, stockholders, and/or directors of the Company. These relationships, which are in the ordinary course of business, include placement and administration of insurance coverage, sale of natural and propane gas and other business-related activities. During the year ended September 30, 1996, 1995 and 1994, the Company paid approximately $2,787,000, $2,677,000 and
$3,022,000, respectively, to related parties and received approximately $1,573,000, $1,571,000 and $1,634,000, respectively, from related parties. In fiscal 1996, 1995 and 1994, the Company recorded approximately $5,532,000, $5,095,000 and $4,905,000, respectively, in revenues for service provided to a related party joint venture. Approximately $424,000 of accounts receivable at September 30, 1996 ($469,000 in 1995) relates to this venture. The Company recorded approximately $22,498,000, $14,403,000 and $16,602,000 in gas costs for purchases from a related party joint venture in fiscal 1996, 1995 and 1994, respectively. Approximately $1,422,000 and $410,000 of accounts payable at September 30, 1996 and 1995, respectively, relates to this venture.

8. COMMITMENTS AND CONTINGENCIES:

     Various legal actions, proceedings, and claims are pending or may be instituted by or against the Company or joint ventures in which it has an interest, including disputes with the Internal Revenue Service and those arising out of alleged violations of environmental laws and regulations. Some of the foregoing involve or may involve compensatory, punitive, or other damages in substantial amounts.

     The Company has received letters from the Internal Revenue Service proposing certain adjustments to the consolidated federal tax returns totaling approximately $10.5 million for the years ended September 30, 1988 through 1994, relating to the treatment of Energy Conservation Program receipts. This dispute relates primarily to the timing of tax assessments and the Company has filed a petition in the Tax Court.

     Litigation is subject to many uncertainties, and it is reasonably possible that some of the legal actions, proceedings, or claims referred to above could be decided unfavorably to the Company or joint venture. Although the amount of liability, if any, at September 30, 1996 with respect to these matters could not be ascertained, the Company believes that any resulting liability or disposition of any claim should not materially affect the Company's financial position.

     PGS has commitments for pipeline capacity with various transporters and with various expiration dates, the latest which expires in the year 2015. These capacity commitments, which are in the normal course of business, contain obligations for the payment of demand charges which are recovered from customers under PGS's purchased gas adjustment clause.

     As of September 30, 1996, PGS has the following gas supply agreement plans:

     Supply portfolio is comprised of 10% spot purchases, 20% swing purchases, and 70% base load purchases. Most purchases are acquired from year to year with one exception. PGS has one long term supply contract that carries out to the year 2002. This long term contract has 10,888,000 MMbtus remaining to purchase with a total cost of $23,953,600 over the remaining years. The purchase price is $2.20 per MMbtu. When utilizing the above described supply portfolio, the annual purchase cost, excluding the long term contract, is approximately $66 million.

     The Company leases certain office facilities and data processing and other equipment for varying periods. Rental expense under these leases was approximately $2,614,000, $2,401,000 and $2,661,000 for fiscal 1996, 1995 and
1994, respectively. Leases on office facilities have escalation clauses which provide for increased rentals based on the Consumer Price Index.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     The future minimum annual rentals under these operating leases are as follows:

        1997................................................................  $2,668
        1998................................................................   2,491
        1999................................................................   2,114
        2000................................................................     615
        2001................................................................      70
        Thereafter..........................................................      60
                                                                              ------
                                                                              $8,018
                                                                              ======

     The Company has a 50% interest in a joint venture partnership which developed and operates a 109 megawatt gas-fired cogeneration facility in Dade City, Florida. The facility's production (electricity and steam) is sold under 20-year contracts. In October 1996, the Company signed an agreement renegotiating its electricity contract to a term of 15 years. The Company has various commitments and contingent obligations related to the operation of the facility including environmental indemnifications. The Company believes that any liability resulting from the contingent obligations should not materially affect the Company's financial position.

9. REGULATORY MATTERS:

     Effective January 31, 1994, the PSC issued an order which reduced PGS's authorized average rate of return on equity from 12.00% to 11.25% for all regulatory purposes. In addition, the PSC ordered PGS to fully amortize its remaining environmental remediation costs by September 30, 1994. This accelerated amortization resulted in an additional $1,248,000 of amortization expense in fiscal year 1994.

     Pursuant to guidelines issued by the PSC in September 1995, the Company has revised its presentation of taxes other than on income for fiscal 1996. Such taxes for fiscal 1996, aggregating $11,148,000, are reflected in their gross amount in the statement of income line items of revenue and taxes other than on income, where such amount previously was shown as a net amount. Similar presentation of these taxes in 1995 and 1994 would have increased revenues and taxes other than on income by approximately $8,584,000 and $8,959,000, respectively.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

10. SEGMENT INFORMATION (IN THOUSANDS)

                                                        INCOME
                                                         FROM                     IDENTIFIABLE     CAPITAL
                                          REVENUES    OPERATIONS   DEPRECIATION      ASSETS      EXPENDITURES
                                          ---------   ----------   ------------   ------------   ------------
1996
Natural gas services....................  $ 261,729    $  34,778     $ 16,816      $   294,869     $ 26,007
Propane gas services....................     24,086        4,110        1,869           26,002        2,780
Other...................................     14,273         (294)          28            6,968         (290)
Eliminations............................       (503)
                                           --------      -------      -------         --------      -------
Consolidated............................  $ 299,585    $  38,594     $ 18,713      $   327,839     $ 28,497
                                           ========      =======      =======         ========      =======
1995
Natural gas services....................  $ 220,398    $  30,672     $ 15,839      $   279,429     $ 27,236
Propane gas services....................     21,386        2,940        1,829           24,651        2,376
Other...................................     13,406          433           22            8,092          347
Eliminations............................     (1,189)
                                           --------      -------      -------         --------      -------
Consolidated............................  $ 254,001    $  34,045     $ 17,690      $   312,172     $ 29,959
                                           ========      =======      =======         ========      =======
1994
Natural gas services....................  $ 231,311    $  27,617     $ 14,743      $   267,847     $ 28,386
Propane gas services....................     21,113        3,306        1,731           24,242        2,442
Other...................................     15,067          195           21            8,714           10
Eliminations............................       (420)
                                           --------      -------      -------         --------      -------
Consolidated............................  $ 267,071    $  31,118     $ 16,495      $   300,803     $ 30,838
                                           ========      =======      =======         ========      =======

                               LYKES ENERGY, INC.

                             CONSENT OF SHAREHOLDER

         THIS CONSENT IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of Lykes Energy, Inc. (the "Company") hereby consents to the following actions unless otherwise specified below:

     1.      To approve and adopt the Agreement and Plan of Merger dated as of November 21,
             1996 between TECO Energy, Inc. and the Company.
             FOR     [ ]                  AGAINST     [ ]                ABSTAIN     [ ]
     Approval of this action will become effective and irrevocable when consented to by the holders of a majority of the outstanding shares of the Company's common stock entitled to consent in accordance with the Florida Business Corporation Act.
     2.      To approve the payment of any compensation or benefits that would otherwise constitute a "parachute payment" within the meaning of Section 280G of the
             Internal Revenue Code of 1986, as amended, pursuant to the employment or severance agreements with certain officers and key employees of the Company described in the
             Company's Proxy Statement dated November 27, 1996.
             FOR     [ ]                  AGAINST     [ ]                  ABSTAIN     [ ]
     Approval of this action will become effective and irrevocable when consented to by the holders of 75% of the outstanding shares of the Company's common stock entitled to consent held by disinterested stockholders in accordance with the Florida Business Corporation
     Act.
     IF NO CHOICE IS INDICATED WITH RESPECT TO A MATTER, THIS CONSENT WILL BE TREATED AS A
     CONSENT FOR SUCH MATTER.

Signature:    ----------------------------------------    Date:
Print Name:
              ----------------------------------------
Signature:                                                Date:
              ----------------------------------------
              (if held jointly)
Print Name:
              ----------------------------------------

NOTE: Please sign exactly as name appears on stock certificate. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partner, please sign in partnership name by authorized person.